UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended April 26, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition period from   to

Commission File Number 000-27130



NetApp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**77-0307520**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3060 Olsen Drive,
San Jose, California 95128
(Address of principal executive offices, including zip code)
(408) 822-6000
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 Par Value	NTAP	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant, as of October 27, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $10,897,270,906 (based on the closing price for shares of the registrant's common stock as reported by the NASDAQ Global Select Market on that date). Shares of common stock held by each executive officer, director, and holder of 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of possible affiliate status is not a conclusive determination for other purposes.

On May 30, 2024, 205,801,761 shares of the registrant's common stock, $0.001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of this Form 10-K is hereby incorporated by reference from the definitive Proxy Statement for our annual meeting of stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after April 26, 2024.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Cautionary Note on Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Forward-looking statements are all statements (and their underlying assumptions) included in this document that refer, directly or indirectly, to future events or outcomes and, as such, are inherently not factual, but rather reflect only our current projections for the future. Consequently, forward-looking statements usually include words such as "estimate," "intend," "plan," "predict," "seek," "may," "will," "should," "would," "could," "anticipate," "expect," "believe," or similar words, in each case, intended to refer to future events or circumstances. A non-comprehensive list of the topics including forward-looking statements in this document includes:

- our future financial and operating results;

- our strategy;

- our beliefs and objectives for future operations, research and development;

- expectations regarding future product releases, growth and performance;

- political, economic and industry trends;

- expected timing of, customer acceptance of and benefits from, product introductions, developments and enhancements;

- expected benefits from acquisitions, joint ventures, growth opportunities and investments;

- expected outcomes from legal, regulatory and administrative proceedings;

- our competitive position;

- our short-term and long-term cash requirements, including, without limitation, anticipated capital expenditures;

- our anticipated tax rate;

- the repayment of our indebtedness; and

- future uses of our cash, including, without limitation, the continuation of our stock repurchase and cash dividend programs.

All forward-looking statements included in this document are inherently uncertain as they are based on management's current expectations and assumptions concerning future events and are subject to numerous known and unknown risks and uncertainties. Therefore, actual events and results may differ materially from these forward-looking statements. Factors that could cause actual results to differ materially from those described herein include, but are not limited to:

- the overall growth, technological trends and market changes in the storage and data management solutions market;

- our ability to develop, introduce and gain market acceptance for new and differentiated offerings without disruption;

- our ability to accurately forecast demand for our products, solutions and services, and future financial performance;

- the actions of our competitors including, without limitation, their ability to introduce competitive technologies, products or services, and to acquire businesses and technologies that negatively impact our strategy, operations or customer demand for our products or services;

- our ability to maintain our gross margins;

- general global political, macroeconomic, social, health and market conditions;

- our ability to effectively plan and manage our resources and restructure our business in response to changing market conditions and market demand;

- our ability to anticipate trends related to the development and use of artificial intelligence (AI), including generative AI, which impacts the adoption of intelligent data infrastructure;

- disruptions in our supply chain, which could limit our ability to ship products to our customers in the amounts and at the prices forecasted;

- our ability to maintain our customer, partner, supplier, reseller, distributor and contract manufacturer relationships, including with pubic cloud providers, on favorable terms and conditions;

- the impact of industry consolidation affecting our suppliers, competitors, partners and customers;

- our ability to anticipate techniques used to obtain unauthorized access or to sabotage systems and to implement adequate preventative measures against cybersecurity and other security breaches on our systems, products and services;

- our ability to successfully recruit and retain qualified personnel and to manage our investment in people, processes and systems;

- our ability to effectively integrate acquired businesses, products, services and technologies;

- failure of our products and services to meet our customers' quality requirements, including, without limitation, any epidemic failure event relating to our systems installed by our customers in their IT infrastructures;

- changes in U.S. government spending;

- our ability to resolve ongoing litigation, tax audits, government audits, inquiries and investigations in line with our expectations;

- the availability of acceptable financing to support our future cash requirements;

- valuation and liquidity of our investment portfolio;

- foreign exchange rate impacts;

- our ability to achieve our goals related to environmental, social and governance matters; and

- those factors discussed under the heading "Risk Factors" elsewhere in this Annual Report on Form 10-K.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document and are based upon information available to us at this time. These statements are not guarantees of future performance. Except as required by law, we disclaim any obligation to update information in any forward-looking statement. Actual results could vary from our forward-looking statements due to the foregoing factors as well as other important factors.

Item 1. *Business*

Overview

NetApp, Inc. (NetApp, we, us, or the Company) helps customers make their data infrastructure more seamless, more dynamic, and higher performing. We were incorporated in 1992 and are headquartered in San Jose, California. Building on over three decades of innovation, we combine unified data storage, integrated data services, and CloudOps solutions to make data infrastructure intelligent. Our broad portfolio addresses customer priorities: modernizing legacy infrastructure, improving resiliency against ransomware attacks, and building scalable, high-performance data pipelines for artificial intelligence (AI) workloads.

With NetApp, customers can better leverage their data to accelerate innovation, improve operations, and drive competitive advantage. Our unified data storage delivers flexibility to our customers, enabling them to simply and consistently store any data type and power any workload. As the only enterprise-grade storage service natively embedded in the world's largest clouds, we power data across AWS, Microsoft Azure, and Google Cloud. Our integrated data services enable active data management, security, protection, governance, and sustainability. Finally, our CloudOps solutions enable adaptive operations across infrastructure, applications, and teams.

Together, these capabilities comprise an intelligent data infrastructure that delivers:

- Operational simplicity, so customers can manage complex workloads and eliminate infrastructure silos across apps, data, and clouds.

- Cyber resilience and security, so businesses stay up and running with built-in ransomware protection, rapid recovery, and infrastructure observability.

- AI innovation, embedding intelligence into data infrastructure to enable AI workloads that deliver new levels of productivity and innovation.

- Infrastructure savings, so on-premises and cloud infrastructure spend go further with high-efficiency data storage and automated capacity and cloud cost management.

- Sustainability, achieved via energy-efficient technologies, tiering, and analytics.

- Scalability and agility to maximize infrastructure and application scalability and team responsiveness.

Product, Solutions and Services Portfolio

Our operations are organized into two segments: Hybrid Cloud and Public Cloud.

Hybrid Cloud

Hybrid Cloud offers a unified data storage portfolio of storage management and infrastructure solutions that help customers modernize their data centers. With the power of on-premises, private cloud and public cloud capabilities to assist customers in modernizing applications with a single solution that supports file, block, and object storage, we deliver a data infrastructure solution for all environments and workloads. Our Hybrid Cloud portfolio supports structured and unstructured data with unified storage optimized for flash, disk, and cloud storage to handle data-intensive workloads and applications. Hybrid Cloud is composed of software, hardware, and related support, as well as professional and other services.

Data management software

NetApp ONTAP software is our foundational technology that underpins NetApp's critical storage solutions in the on-premises data center and in private and public clouds. ONTAP includes various data management and protection features and capabilities, including automatic ransomware protection against cyber-attacks, built-in data transport features, and storage efficiency capabilities. ONTAP provides the flexibility to design and deploy a storage environment across the broadest range of architectures – from on-premises to hybrid, private, and public clouds. It can be used in NAS, SAN, object environments, and software-defined storage (SDS) situations.

Data integrity, safety, and business continuity are at the heart of any company's data center. With the extensive software tools and utilities delivered in **ONTAP One**, our all-in-one software license, customers can realize their business continuity goals with time, costs, and personnel savings. With **NetApp Snapshot**, customers can create and manage point-in-time file system copies with no performance impact and minimal storage consumption. This is important for continuous data protection of information in read-only, static, and immutable form. **NetApp SnapCenter Backup Management** software is designed to deliver high-performance backup and recovery for database and application workloads hosted on ONTAP storage. **NetApp SnapMirror Data Replication** software can replicate data at high speeds across environments. SnapMirror delivers robust data management capabilities for virtualization, protecting critical data while providing the flexibility to move data between locations and storage tiers, including cloud service providers. **NetApp SnapLock Data Compliance** software delivers high-performance disk-based data permanence for HDD and SSD deployments.

NetApp Astra is a fully managed application-aware data management service built for emerging Kubernetes workloads container infrastructures. Astra allows organizations to protect, recover, and move applications deployed on Kubernetes with no software to download, install, manage, or upgrade.

Storage infrastructure

NetApp All-Flash FAS (AFF A-Series) is a scale-out platform built for virtualized environments, combining low-latency performance via flash memory (also known as a solid-state storage disk) with best-in-class data management, built-in efficiencies, integrated data protection, multiprotocol support, and nondisruptive operations; cloud and on-premises. AFF A-Series, powered by ONTAP, allows customers to connect to clouds for more data services, data tiering, caching, and disaster recovery. The AFF A-Series has a portfolio of products designed for multiple markets and price/performance considerations, from smaller channel commercial market offerings to large-scale, global enterprises.

NetApp All-Flash FAS with capacity flash (AFF C-Series) provides customers capacity flash performance and affordability, so that customers do not need to make compromises on price or performance. AFF C-Series arrays, powered by ONTAP, are sustainable, scalable, and secure solutions for Tier 1 and Tier 2 applications. The AFF C-Series is ideal for transitioning from hybrid/HDD to all-flash storage; running non-latency sensitive VMware database applications and file environments; and providing a solution for secondary storage targets for disaster recovery, backup, and tiering.

NetApp All-Flash SAN Array (ASA A-Series & C-Series) is NetApp's modern block storage with best-in-class speed, efficiency, security, sustainability, and cloud integration to accelerate virtual machines and databases. ASA arrays are also powered by NetApp ONTAP but optimized simply for SAN workloads. The ASA includes a 99.9999% guaranteed uptime and guaranteed 4:1 storage efficiency.

NetApp Fabric Attached Storage (FAS) series are high-volume, high-capacity data storage devices powered by NetApp ONTAP. NetApp FAS Storage Arrays provide customers with a balance of performance and capacity running disk drives or hybrid-flash configurations. FAS systems are suitable for secondary storage targets for disaster recovery, backup, and tiering.

NetApp E/EF series is built for dedicated, high-bandwidth applications that need simple, fast SAN storage with enterprise-grade reliability. The E-Series is available as a hybrid-flash platform, while the EF-Series is all-flash. Built on the SANtricity storage operating system, the E/EF-Series storage appliances are designed for performance-sensitive workloads like real-time analytics, high-performance computing, and databases.

NetApp StorageGRID is a software-defined object storage solution for large archives, media repositories, and web data stores. Using the industry-standard object APIs like the Amazon Simple Storage Service (S3), StorageGRID is provided as a NetApp-branded storage solution and as a software-defined solution on third-party hardware.

Public Cloud

Public Cloud offers a portfolio of products delivered primarily as-a-service, including related support. This portfolio includes cloud storage and CloudOps services. As the only provider of enterprise-grade storage services natively embedded in the world's largest public cloud providers, NetApp helps organizations harness the power of their data and applications. NetApp's CloudOps solutions leverage AI to maximize productivity across infrastructure and applications, boost team productivity, and reduce operations costs. These solutions and services are generally available on the leading public clouds, including Amazon AWS, Microsoft Azure, and Google Cloud Platform.

Cloud storage

Fully managed cloud storage offerings are available natively on Microsoft Azure as **Azure NetApp Files**, on AWS as **Amazon FSx for NetApp ONTAP**, and on Google Cloud as **Google Cloud NetApp Volumes.**

In addition, NetApp offers **NetApp Cloud Volumes ONTAP** on AWS, Google Cloud, and Microsoft Azure, a cloud-based software for customers who wish to manage their own cloud storage infrastructure.

Our cloud storage services are based on the same ONTAP data management software that underpins our storage infrastructure offerings.

Manageability

At the heart of our public cloud storage and data service offerings is **NetApp BlueXP**. BlueXP is a unified control plane that enables customers to manage their entire data landscape through one single, web-based SaaS-delivered control point. NetApp BlueXP combines storage and data services via its unified control plane to change how hybrid, multicloud environments are managed, optimized, and controlled. An intuitive interface and powerful automation help decrease resource waste, complexity, and the risk of managing diverse environments. It brings customers operational simplicity in a complex world. Within BlueXP are standard and optional capabilities (services) which allow customers to control their data and operations.

With **BlueXP Sync** service, customers can migrate data to the cloud securely and efficiently. Customers can choose where to deploy primary workloads without re-architecting applications or databases. Customers also get a comprehensive, industry-leading portfolio of storage efficiency capabilities. Inline data compression, deduplication, compaction, and cloud tiering (**BlueXP Tiering** service) work together to reduce storage costs and maximize data storage. **NetApp Backup** service delivers seamless and cost-effective backup and restore capabilities for protecting and archiving cloud and on-premises data managed by ONTAP. **BlueXP Compliance** service provides data discovery, mapping, and classification driven by AI algorithms with automated controls and reporting for data privacy regulations such as the General Data Protection Regulation (GDPR), California Consumer Privacy Act (CCPA), and more. Lastly, the **BlueXP Cache** service delivers fast and secure access to data for users by caching active data sets to distributed offices globally.

Cloud Operations services

NetApp Cloud Insights is an infrastructure monitoring tool that gives organizations visibility into their entire infrastructure. It can monitor, troubleshoot, and optimize costs across all resources, including public clouds and private data centers. Working in conjunction with the BlueXP manageability and control plane services, customers can have deep insights into their data operations.

Our **Spot by NetApp** suite of products enables customers to deploy and operate cloud applications reliably and securely in their choice of public clouds while reducing costs and complexity. Combining machine learning, predictive analytics, and cloud automation, the Spot by NetApp platform continuously optimizes cloud infrastructure and operations to deliver scalable, reliable, and secure application infrastructure.

Instaclustr provides fully managed open-source databases, pipelines, and workflow applications delivered as a service. Instaclustr helps organizations deliver cloud-native applications at scale by operating and supporting the data infrastructure through its SaaS platform for those designing and building around open-source technologies while not wanting to maintain that infrastructure themselves.

Professional and Support Services

NetApp and our certified services partners offer a comprehensive portfolio of assessment, design, implementation, migration, and proactive support services to help customers optimize the performance and efficiency of their on-premises and hybrid multicloud storage environments. Our portfolio of offerings includes storage-as-a-service (STaaS), strategic consulting, professional, managed, and support services.

- **NetApp Keystone** is our pay-as-you-grow, STaaS offering that delivers a seamless hybrid cloud experience for those preferring operating expense consumption models to upfront capital expense or leasing. With a unified management console and monthly bill for both on-premises and cloud data storage services, Keystone lets organizations provision, monitor, and even move storage spend across their hybrid cloud environment for financial and operational flexibility.

- NetApp **strategic consulting services** provide executive-level, high-touch consulting engagements to help organizations facilitate the alignment of their business and technology goals. Our proven expertise can help organizations define long-term data fabric strategies and operations models to drive IT initiatives for digital transformation.

- NetApp's **Professional Services** offer specialized expertise to minimize risks and simplify the process of designing, implementing, migrating, and integrating NetApp hybrid cloud solutions. This enables businesses to reap the benefits of new technology investments more quickly. Our highly skilled service experts help ensure secure and optimized environments, delivering consistent, high-quality outcomes that meet customers' expectations from the start.

- NetApp **Managed Services** can optimize the performance and efficiency of your IT infrastructure, whether you have a hybrid cloud or on-premises environment. Our experienced NetApp experts follow a proven methodology and industry best practices to monitor, administer, operate, and optimize your IT environment. This allows your organization's IT staff to focus on driving business initiatives forward, without worrying about the day-to-day management of your IT infrastructure.

- NetApp **Global Support** offers a wide range of solutions, including systems, processes, and personnel, to support uninterrupted operation in complex and critical environments. Our focus is on providing proactive and preemptive technology support to help ensure operational continuity across the NetApp hybrid cloud. We offer personalized support options that provide actionable intelligence to resolve problems faster, minimize downtime, and optimize the performance of the entire NetApp ecosystem.

Sales, Principal Markets, and Distribution Channels

We market and sell our products and services in numerous countries throughout the world. Our sales efforts are organized around the evolving needs of our current and targeted customers, and our marketing initiatives reflect this focus. NetApp uses a multichannel distribution strategy. We sell our products, solutions and services to end-user business customers and service providers through a direct sales force and an ecosystem of partners, including the leading cloud providers. Our marketing is focused on building our brand reputation, creating market awareness, communicating customer advantages and generating demand for our sales force and channel partners.

Our diversified customer base spans industry segments and vertical markets such as energy, financial services, government, technology, internet, life sciences, healthcare services, manufacturing, media, entertainment, animation, video postproduction and telecommunications. NetApp focuses primarily on the enterprise storage and data management, cloud storage and cloud operations markets. We design our products to meet the evolving requirements of a hybrid, multicloud world, driven by digital transformation and cloud initiatives.

Our partnerships with the industry's leading cloud, infrastructure, consulting, application, and reseller partners are created with one goal in mind: the success of our customers. Global enterprises, local businesses, and government agencies look to NetApp and our ecosystem of partners to help maximize the business value of their IT and cloud investments.

We work with a wide range of partners for our customers, including technology partners, value-added resellers, system integrators, OEMs, service providers and distributors. During fiscal 2024, sales through our indirect channels represented 76% of our net revenues. Our global partner ecosystem is critical to NetApp's growth and success. We are continually strengthening existing partnerships and investing in new ones to ensure we are meeting the evolving needs of our customers.

As of April 26, 2024, our worldwide sales and marketing functions consisted of approximately 5,300 managers, sales representatives and technical support personnel. We have offices in approximately 24 countries. Sales to customers Arrow Electronics, Inc. and TD Synnex Corporation each accounted for 22% of our net revenues, respectively, in fiscal 2024. Information about sales to and accounts receivables from our major customers, segment disclosures, foreign operations and net sales attributable to our geographic regions is included in Note 15 – Segment, Geographic, and Significant Customer Information of the Notes to Consolidated Financial Statements.

Seasonality

We have historically experienced a sequential decline in revenues in the first quarter of our fiscal year, as the sales organization spends time developing new business after higher close rates in the fourth quarter, and because sales to European customers are typically weaker during the summer months. We derive a substantial amount of our revenue in any given quarter from customer orders booked in the same quarter. Customer orders and revenues typically follow intra-quarter seasonality patterns weighted toward the end of the quarter. If recurring services and cloud revenue continue to increase as a percentage of our total revenues, historical seasonal patterns may become less pronounced.

Backlog

We manufacture products based on a combination of specific order requirements and forecasts of our customers' demand. Orders are generally placed by customers on an as-needed basis. A substantial portion of our products is sold on the basis of standard purchase orders that are cancelable prior to shipment without penalty. In certain circumstances, purchase orders are subject to change with respect to quantity of product or timing of delivery resulting from changes in customer requirements. Our business is characterized by seasonal and intra-quarter variability in demand, as well as short lead times and product delivery schedules. Accordingly, backlog at any given time may not be a meaningful indicator of future revenue.

Manufacturing and Supply Chain

We have outsourced manufacturing operations to third parties located in Fremont, California; San Jose, California; San Antonio, Texas; Guadalajara, Mexico; Schiphol Airport, The Netherlands; Tiszaujvaros, Hungary; Wuxi, China; Taoyuan City, Taiwan; and Singapore. These operations include materials procurement, commodity management, component engineering, test engineering, manufacturing engineering, product assembly, product assurance, quality control, final test, and global logistics. We rely on a limited number of suppliers for materials, as well as several key subcontractors for the production of certain subassemblies and finished systems. We strive to have multiple suppliers qualified to provide critical components where possible and have our products manufactured in a number of locations to mitigate our supply chain risk. Our strategy has been to develop close relationships with our suppliers, maximizing the exchange of critical information and facilitating the implementation of joint quality programs. We use contract manufacturers for the production of major subassemblies and final system configuration. This manufacturing strategy minimizes capital investments and overhead expenditures while creating flexibility for rapid expansion.

We are certified to the International Organization for Standardization (ISO) 9001:2015 and ISO 14001:2015 certification standards. We have been Tier 2 certified under the U.S. Customs and Border Protection's (CBP) Customs Trade Partnership Against Terrorism (CTPAT) program since January 2015.

Research and Development

Our research and development team delivers innovation to help customers create an evolved cloud experience. Our R&D structure allows us to align and accelerate the execution of our strategies and roadmaps across product groups. We leverage our talent and shared IP for cloud- and hybrid-cloud solutions to remain agile to changing market conditions. Our R&D priorities are defined by how we can help customers realize operational simplicity, cyber resilience and security, AI innovation, infrastructure savings and agility, and sustainability. We design our products and services from the ground up with cloud connectivity in mind, including our capabilities for cyber resiliency, tiering, disaster recovery, replication, bursting, and migration.

We conduct research and development activities in various locations throughout the world. Total research and development expenses were $1,029 million in fiscal 2024, $956 million in fiscal 2023 and $881 million in fiscal 2022. These costs consist primarily of personnel and related costs incurred to conduct product development activities. Although we develop many of our products internally, we also acquire technology through business combinations or through licensing from third parties when appropriate. We believe that technical leadership is essential to our success, and we expect to continue to commit substantial resources to research and development.

Competition

We operate in an industry in which there are rapid technological advances in hardware, software, and related services offerings. Cloud, digital transformation, and AI initiatives are driving changes in customer and solution requirements.

We compete with many companies in the storage and data management markets. Our hybrid cloud solutions primarily compete with legacy IT and storage vendors. Some offer a broad spectrum of products, solutions and services and others offer a more limited set of storage and data-management products, solutions or services. Additionally, public cloud providers offer customers storage as an operating expense which competes with more traditional storage offerings that customers acquire through capital expenditures. We both partner with and compete against cloud providers with our public cloud software and services. Legacy vendors are not often encountered in the cloud storage services market as competitors.

We compete with many companies in the cloud operations marketplace, including new companies (startups) and larger software companies who target developers, operations engineering (DevOps) and financial engineering (FinOps). Some companies have single point solutions that compete with one of our services and others are building platforms. Additionally, public cloud providers offer similar services on their own cloud.

We face ongoing product and price competition in all areas of our business, including from both branded- and generic-product competitors.

Our current and potential competitors may establish cooperative relationships among themselves or with third-parties, including some of our partners. It is possible that new competitors or alliances among competitors might emerge and further increase competitive pressures.

We consider our software innovation, cloud integration, and technology partnerships key to our competitive differentiation. We believe our competitive advantage also includes the nature of the relationships we form with our customers and partners worldwide. We strive to deliver an outstanding experience in every interaction we have with our customers and partners through our product, service, and support offerings, which enables us to provide our customers a full range of expertise before, during and after their purchases.

Proprietary Rights

We generally rely on patent, copyright, trademark, trade secret and contract laws to establish and maintain our proprietary rights in our technology, products and services. While our intellectual property rights are important to our success, we believe that our business is not materially dependent on any particular patent, trademark, copyright, license or other individual intellectual property right. We have been granted, or own by assignment, well over two thousand U.S. patents, hundreds of pending U.S. patent applications, and many corresponding patents and patent applications in other countries. From time to time, we may make certain intellectual property available under an open source license. Our primary trademarks are NetApp and the NetApp design logo, which are registered trademarks in the U.S. and in many other countries. In addition, we have trademarks and trademark registrations in the U.S. and other countries covering our various product or service names.

We generally enter into confidentiality agreements with our employees, resellers, distributors, customers, and suppliers. In addition, through various licensing arrangements, we receive certain rights to the intellectual property of others. We expect to maintain current licensing arrangements and to secure additional licensing arrangements in the future, as needed and to the extent available on reasonable terms and conditions, to support continued development and sales of our products and services. Some of these licensing arrangements require or may require royalty payments and other licensing fees. The amount of these payments and fees may depend on various factors, including but not limited to the structure of royalty payments; offsetting considerations, if any; and the degree of use of the licensed technology.

The industry in which we compete is characterized by rapidly changing technology, a large number of patents, and frequent claims and related litigation regarding intellectual property rights, and we may be exposed to various risks related to such claims or legal proceedings. If we are unable to protect our intellectual property, we may be subject to increased competition that could materially and adversely affect our business operations, financial condition, results of operations and/or cash flows.

Environmental Disclosure

We are committed to the success of our customers and partners, to delivering value to our stockholders, and to positively affecting the communities where our employees work and live. We firmly believe that we can accomplish these objectives concurrently with our commitment to sound environmental management. We are committed to the reduction of greenhouse gas emissions; efficient use of natural resources; and minimizing, relative to the growth of the Company, the environmental impacts from our operations, products, and services, as well as complying with laws and regulations related to these areas.

We voluntarily measure, monitor, and publicly report our scope 1, scope 2, and scope 3 (partial) greenhouse gas emissions and water impacts to CDP, a global standardized mechanism by which companies report their greenhouse gas emissions and water impacts to customers and institutional investors. We continuously seek to optimize the energy efficiency of our buildings, labs, and data centers; and we have increased our use of renewable energy, especially at our facilities in Bangalore, India and Wichita, Kansas, both of which are powered almost exclusively by renewable energy.

At the global, regional and state levels, various laws and regulations have been implemented or are under consideration to mitigate or report on the effects of climate change. Environmental laws are complex and have tended to become more stringent over time. However, it is difficult to anticipate future regulations pertaining to environmental matters and to estimate their impacts on our operations. Based on current information, we believe that our primary risk related to climate change is the risk of increased energy costs. Additionally, we have implemented disaster recovery and business resiliency measures to mitigate the physical risks our facilities, business, and supply chain might face as a consequence of natural disasters or severe weather/climate-related phenomena such as earthquakes, floods, droughts, and other such natural occurrences.

We are subject to international, federal, state, and local regulations regarding workplace safety and protection of the environment. Various international, federal, state, and local provisions regulate the use and discharge of certain hazardous materials used in the manufacture of our products. Failure to comply with environmental regulations in the future could cause us to incur substantial costs, subject us to business interruptions or cause customers to cease purchasing from us. We strive to comply with all applicable environmental laws. All of our products meet the applicable requirements of the following European Union (EU) directives: Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH); Energy Related Products (ErP); and Restriction of Hazardous Substances (RoHS). We also comply with the China RoHS directive. We have a global product take-back program and an e-waste scheme to comply with the EU directive on Waste Electrical and Electronic Equipment (WEEE), and Extended Producer Responsibility (EPR) regulations in India.

We have maintained an environmental management system since December 2004 that provides the framework for setting, monitoring, and continuously improving our environmental goals and objectives. As part of ISO 14001 requirements, we set local environmental performance goals, such as reducing energy use per square foot and minimizing waste generated on site, that are aligned with our overall corporate strategy. We also conduct periodic reviews and are subject to third-party audits of our operations, and we monitor environmental legislation and requirements to help make sure we are taking necessary measures to remain in compliance with applicable laws, not only in our operations but also for our products.

Human Capital

We take pride in, and believe our success depends on, attracting and retaining leading talent in the industry based on a culture-fit approach. From our inception, NetApp has worked to build a model company and has embraced a culture of openness and trust. Our employees are supported and encouraged to be innovative, and we communicate openly and transparently so that employees can focus on critical and impactful work that ties directly to our business strategy. We continue to invest in our global workforce to support diversity and inclusion and to support our employees' well-being and development.

Diversity, Equity, Inclusion and Belonging

We believe diversity, equity, inclusion and belonging leads to more innovation, better access to talent and improved business outcomes. Our strategies are intended to increase the demographic and cognitive diversity of our employee population and promote a culture of equity and inclusion to achieve sustained business results. For more information about our commitment to diversity, equity, inclusion and belonging, go to the "Diversity Inclusion Equity and Belonging" section of our website.

Benefits, Wellbeing and Engagement

Our healthcare options offer competitive, comprehensive coverage for our employees and their families, including:

- National medical plans;

- Regional medical plans;

- Expert advice from world-renowned doctors through our medical second opinion program;

- National dental plans;

- National vision plans and

- A robust wellness program.

Insurance and income protection. We provide life, accidental death and dismemberment and disability insurance programs. For additional peace of mind, we also offer supplemental insurance for our employees and their dependents.

Financial and savings programs. We offer flexible spending accounts, an employee stock purchase plan and competitive retirement plans, including options to maximize retirement savings.

Flexible Work. We offer a flexible hybrid work program that allows employees, in consultation with their managers and teams, flexibility around where, when and how work is performed to deliver business outcomes, understanding that certain roles may be tied to specific locations or require an in-office presence due to business needs and job responsibilities, and to collaborate and connect most effectively. We are leaning into digital-first workflows, tools, and resources and programs to continuously promote flexibility, while enabling us to be productive, wherever we are. We also believe in the value of people being together, building relationships, fostering trust, collaboration and innovation. We have evolved into a hybrid model, in which employees who are assigned to an office can divide their work between the office and other locations about half the time. We continue to pilot, test and iterate our approach to support new ways of working and evolving the employee experience.

Employee Wellbeing. We provide a wide range of wellbeing programs and tools to ensure employees and their families have the resources they need when they need them. We offer emotional wellbeing resources and programs such as back-up child and elder care, student debt repayment, educational assistance, and legal services for employees and their dependents. NetApp also offers a variety of time-off programs to help support our employees who need time-off. Employees also have access to discounts and fitness centers.

Engagement. We help employees grow, develop and succeed at NetApp by encouraging an open and interactive culture, where individual needs are recognized and met, and Company goals are supported. For employees, growth goals are tied to corporate objectives and key results to ensure that employees are progressing and are supported by management teams. Managers are encouraged to set aside time at least each quarter to conduct a two-way conversation with each team member to offer feedback, guidance and support on goals, priorities and career development. The Company also conducts surveys that gauge employee sentiment in areas like cross-functional collaboration, manager performance and inclusivity and create action plans to address concerns and amplify opportunities.

Giving Back. The NetApp Cares programs support our employees' efforts to make a positive difference in our communities. In fiscal 2024, more than 2,386 NetApp employees donated over 19,940 hours to serve their communities and make an impact around the world. The NetApp Cares programs encourage employees to volunteer through individual, team or company efforts.

Board Oversight of Human Capital Management

Our Board of Directors plays an active role in overseeing the Company's human capital management strategy and programs. Our Talent and Compensation Committee provides oversight of our talent strategy and key programs related to corporate culture, workforce diversity and inclusion, talent acquisition, engagement, development and retention.

Employees

As of April 26, 2024, we had approximately 11,800 employees worldwide. None of our employees are represented by a labor union and we consider relations with our employees to be good.

Please visit our website for more detailed information regarding our human capital programs and initiatives. Nothing on our website shall be deemed incorporated by reference into this Annual Report on Form 10-K.

Information About Our Executive Officers

Our executive officers and their ages as of June 10, 2024, were as follows:

Name	Age	Position
George Kurian	57	Chief Executive Officer
César Cernuda	52	President
Michael J. Berry	61	Executive Vice President and Chief Financial Officer
Harvinder S. Bhela	52	Executive Vice President and Chief Product Officer
Elizabeth M. O'Callahan	55	Executive Vice President, Chief Legal Officer, and Corporate Secretary

George Kurian is the chief executive officer of NetApp, a position he has held since June 1, 2015. He joined our Board of Directors in June 2015. From September 2013 to May 2015, he was executive vice president of product operations, overseeing all aspects of technology strategy, product and solutions development across our portfolio. Mr. Kurian joined NetApp in April 2011 as the senior vice president of the storage solutions group and was appointed to senior vice president of the Data ONTAP group in December 2011. Prior to joining NetApp, Mr. Kurian held several positions with Cisco Systems from 2002 to 2011, including vice president and general manager of the application networking and switching technology group. Additional roles include vice president of product management and strategy at Akamai Technologies from 1999 to 2002, as well as a management consultant at McKinsey and Company and a leader on the software engineering and product management teams at Oracle Corporation. Mr. Kurian is a board member at Cigna Corporation, a global health services company, where he serves on the compliance committee and people resources committee, and holds a BS degree in electrical engineering from Princeton University and an MBA degree from Stanford University.

César Cernuda came to NetApp in July 2020 as president and is responsible for leading the Company's global go-to-market organization spanning sales, marketing, services, support, and customer success. Mr. Cernuda joined NetApp after a long career at Microsoft that included various leadership roles. Mr. Cernuda is non-executive director and chairman of the ESG committee at Gestamp, an international group dedicated to automotive components. He is also on the advisory boards of Georgetown University's McDonough School of Business and the IESE Business School – University of Navarra. Mr. Cernuda is a graduate of the Harvard Business School Executive Leadership Program and the Program for Management Development at IESE Business School – University of Navarra, and he also completed the Leading Sustainable Corporations Programme at Oxford University's Saïd Business School. He earned his bachelor's degree in Business Administration from ESIC Business & Marketing School.

Michael J. Berry joined NetApp in March 2020 as executive vice president and chief financial officer, overseeing the worldwide finance, investor relations, security and IT organizations. Mr. Berry has served as a chief financial officer for over 16 years in both public and private companies including McAfee, FireEye, Informatica, and SolarWinds. Most recently he was executive vice president and chief financial officer at McAfee where he was responsible for all aspects of finance, including financial planning, accounting, tax and treasury, as well as operations and shared services. Mr. Berry is a board member of Rapid7, Inc., where he serves as chair of the audit committee. Mr. Berry holds a BS degree in finance from Augsburg University and an MBA degree in finance from the University of St. Thomas.

Harvinder S. Bhela joined NetApp in January 2022 as executive vice president and chief product officer. He is responsible for leading NetApp's product and engineering teams and building our multi-cloud, storage and data services products and solutions. Before joining NetApp, Mr. Bhela spent 25 years at Microsoft where he held multiple executive leadership positions. Most recently he served as corporate vice president of the Microsoft 365 Security, Compliance and Management business. Mr. Bhela holds a Bachelor of Engineering from the University of Mumbai and a Master of Science in Computer Science from the University of Minnesota.

Elizabeth M. O'Callahan joined NetApp in 2013 and has served as NetApp's executive vice president, chief legal officer, and corporate secretary since January 2022. Prior to her appointment as chief legal officer, Ms. O'Callahan served as senior vice president and general counsel from May 2021 to December 2021, as vice president and deputy general counsel from May 2020 to April 2021, and as vice president, corporate legal from October 2013 to April 2020. Ms. O'Callahan has over 20 years of experience advising technology companies on a variety of matters, including corporate governance, securities law, mergers and acquisitions, capital markets transactions, corporate compliance and ethics, data privacy, intellectual property, litigation and government relations. Before joining NetApp, Ms. O'Callahan served in a senior legal role at Xilinx (since acquired by AMD). She began her legal career in private practice in Silicon Valley specializing in corporate law and business litigation. Ms. O'Callahan holds a bachelor's degree from the University of California at Los Angeles and a J.D. from Santa Clara University.

Additional Information

Our internet address is *www.netapp.com.* We make available through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including exhibits, amendments to those reports and other documents filed or furnished pursuant to the Exchange Act of 1934, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

The SEC maintains an internet site (*www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. *Risk Factors*

The information included elsewhere in this Annual Report on Form 10-K should be considered and understood in the context of the following risk factors, which describe circumstances that may materially harm our future business, operating results or financial condition. The following discussion reflects our current judgment regarding the most significant risks we face. These risks can and will change in the future.

Risks Related to Our Business and Industry

Global economic and geopolitical conditions may harm our industry, business, and operating results, including our revenue growth and profitability, financial condition and cash flows.

We operate globally and as a result, our business, revenues and profitability are impacted by global economic and market conditions, including, among others, inflation, slower growth or recession, changes to fiscal and monetary policy, higher interest rates, tax rates, economic uncertainty, political instability, warfare, changes in laws, reduced consumer confidence and spending, and economic and trade barriers. Such factors may contribute to increased periodic volatility in the IT industry at large and limit our ability to forecast future demand for our products and services, impact availability of supplies and could constrain future access to capital for our suppliers, customers and partners. Additionally, adverse macroeconomic conditions, including those identified above, could materially adversely impact the demand for our products and our operating results amid customer concerns over slowing demand for their products, reduced asset values, volatile energy costs, geopolitical issues, the availability and cost of credit and the stability and solvency of financial institutions, financial markets, businesses, local and state governments, and sovereign nations. The impacts of these circumstances are global and pervasive, and the timing and nature of any ultimate resolution of these matters remain highly uncertain. All of these risks and conditions could materially adversely affect our future sales and operating results.

Our business may be harmed by technological trends in our market or if we are unable to keep pace with rapid industry, technological and market changes.

The growth in our industry and the markets in which we compete is driven by the increasing demand for data, which increases demand for, and purchases of, storage and data management solutions. Despite these growth drivers, our markets could be adversely impacted by technology transitions, increased storage efficiency, competitive pricing dynamics, changing consumption models, and/or uncertain macroeconomic conditions. Additionally, the impact of generative artificial intelligence (GenAI) in the markets for storage and data management solutions has yet to be fully realized and could evolve in unexpected ways. While customers are navigating through their information technology (IT) transformations, which leverage modern architectures and hybrid cloud environments, they are also looking for simpler solutions and changing how they consume IT. This evolution is diverting spending towards transformational projects and architectures like flash, hybrid cloud, cloud storage, and IT as a service. The future impact of these trends on both short- and long-term growth patterns is uncertain, and we may be unable to meet customer demand, with an expected level of quality and support for new products or services.

Our business may be adversely impacted if we are unable to keep pace with rapid industry, technological or market changes or if our products and services are not accepted in the marketplace. As a result of these and other factors discussed in this report, customer demand for our products and services may fall and our revenue may decline on a year-over-year basis, as it did in fiscal 2017, 2020, and 2024. If the general historical rate of industry growth declines, if the growth rates of some or all of the specific markets in which we compete decline, if the consumption model of storage changes, if our new and existing products, services and solutions do not receive customer acceptance and/or if we do not adapt our sales programs to address market changes, our business, operating results, financial condition and cash flows could suffer.

If we are unable to develop, introduce and gain market acceptance for new products and services while managing the transition from older ones, or if we cannot provide the expected level of quality and support for our new products and services, our business, operating results, financial condition and cash flows could be harmed.

Our future growth depends upon the successful development and introduction of new hardware and software products and services. Due to the complexity of storage software, cloud operations software, subsystems and appliances and the difficulty in gauging the engineering effort required to produce new products and services, such products and services are subject to significant technical and quality control risks.

If we are unable, for technological, customer reluctance or other reasons, to develop, introduce and gain market acceptance for new products and services, or if we are unable to provide the expected level of product and support quality for our new products and services, each as and when required by the market and our customers, our business, operating results, financial condition and cash flows could be materially and adversely affected.

New or additional product and feature introductions, such as new all-flash arrays, including the block-optimized ASA families, and capacity flash C-series, subject us to additional financial and operational risks, including our ability to forecast customer preferences and/or demand, our ability to successfully manage the transition from older products and solutions, our ability to forecast and manage the impact of customers' demand for new products, services and solutions or the products being replaced, and our ability to manage production capacity to meet the demand for new products and services. In addition, as existing customers transition from older products and solutions to newer ones, the transition could take longer than expected, or the customer could decide to delay the transition, either of which could result in non-renewal of the new offerings or affect our ability to manage and forecast customer churn and expansion rates for new offerings. As new or enhanced products and services are introduced, we must avoid excessive levels of older product inventories and related components and ensure that new products and services can be delivered to meet customers' demands. Further risks inherent in the introduction of new products, services and solutions include the uncertainty of price-performance relative to products of competitors, competitors' responses to the introductions, delays in sales caused by the desire of customers to evaluate new products for extended periods of time and our partners' investment in selling our new products and solutions. If these risks are not managed effectively, we could experience material risks to our business, operating results, financial condition and cash flows.

As we enter new or emerging markets, we will likely increase demands on our service and support operations and may be exposed to additional competition. We may not be able to provide products, services and support to effectively compete for these market opportunities.

The dynamic markets in which we participate and our sales and distribution structure makes forecasting revenues difficult and, if disrupted, could harm our business, operating results, financial condition and cash flows.

The dynamic markets in which we participate, and our business and sales models make revenues difficult to forecast. We sell to a variety of customers, across multiple industries and geographies, both directly and through various channels, with a corresponding variety of sales cycles. The majority of our sales are made and/or fulfilled indirectly through channel partners, including value-added resellers, systems integrators, distributors, original equipment manufacturers (OEMs) and strategic business partners, which include public cloud providers. This structure significantly complicates our ability to forecast future revenue, especially within any particular fiscal quarter or year. Moreover, our relationships with our indirect channel partners and strategic business partners are critical to our success. The loss of one or more of our key indirect channel partners in a given geographic area or the failure of our channel or strategic partners, including public cloud providers, to promote our products could harm our operating results. Qualifying and developing new indirect channel partners typically requires a significant investment of time and resources before acceptable levels of productivity are met. If we fail to maintain our relationships with our indirect channel partners and strategic partners, including public cloud providers, if their financial condition, business or customer relationships were to weaken, if they fail to comply with legal or regulatory requirements, or if we were to cease to do business with them for these or other reasons, our business, operating results, financial condition and cash flows could be harmed.

Our gross margins may vary.

Our gross margins reflect a variety of factors, including competitive pricing, component and product design, inflation, foreign exchange currency fluctuations, and the volume and relative mix of revenues from product, software support, hardware support and other services offerings. Increased component and labor costs, increased pricing and discounting pressures, the relative and varying rates of increases or decreases in component costs and product prices, or changes in the mix of revenue or decreased volume from product, software support, hardware support and other services offerings could harm our revenues, gross margins or earnings. Our gross margins are also impacted by the cost of any materials that are of poor quality and our sales and distribution activities, including, without limitation, pricing actions, rebates, sales initiatives and discount levels, and the timing of service contract renewals. The costs of third-party components comprise a significant portion of our product costs. While we generally have been able to manage our component and product design costs, we may have difficulty managing these costs if supplies of certain components, including NAND, become limited or component prices increase. Any such limitation could result in an increase in our product costs. We have seen, and may continue to see, our gross margins negatively impacted by increases in component costs, logistics costs, and inflationary pressures. An increase in component or design costs relative to our product prices could harm our gross margins and earnings. Failure to sustain or improve our gross margins may have a material adverse effect on our business and stock price.

Issues related to the development and use of artificial intelligence (AI), including GenAI, could give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business.

We are increasingly building and/or leveraging AI technology, including GenAI, in certain of our products and services and in our business operations. Our research and development of such technology remains ongoing. As with many innovations, AI presents risks, challenges, and potential unintended consequences that could affect our and our customers' adoption and use of this technology. AI algorithms and training methodologies may be flawed, and AI technologies are complex and rapidly evolving. We face significant competition in the market and from other companies regarding such technologies.

While we aim to develop and use AI responsibly and attempt to identify and mitigate ethical and legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. AI-related issues, deficiencies and/or failures could (i) give rise to legal and/or regulatory action, including with respect to proposed legislation regulating AI in various jurisdictions in which we operate, and as a result of new applications of existing data protection, privacy, intellectual property, and other laws; (ii) damage our reputation; or (iii) otherwise materially harm our business. To the extent regulation materially delays or impedes the adoption of AI, demand for our products may not meet our forecasts.

Increasing competition and industry consolidation could harm our business, operating results, financial condition and cash flows.

Our markets are intensely competitive and are characterized by fragmentation and rapidly changing technology. We compete with many companies in the markets we serve, including established public companies, newer public companies with a strong flash focus, and new market entrants addressing the opportunity for GenAI and application data management for Kubernetes. Some offer a broad spectrum of IT products and services (full-stack vendors) and others offer a more limited set of products or services. Technology trends, such as hosted or public cloud storage, software as a service (SaaS) and flash storage are driving significant changes in storage architectures and solution requirements. Cloud service provider competitors provide customers storage on demand, without requiring a capital expenditure, which meets rapidly evolving business needs and has changed the competitive landscape. We also compete in the emerging cloud operations market, where growth is being driven by increased customer cloud usage and commensurate spend, but customer requirements are still evolving. There is no clear leader in this market.

Competitors may develop new technologies, products or services in advance of us or establish new business models, more flexible purchase models or new technologies disruptive to us. By extending our flash, cloud storage, converged infrastructure and cloud operations offerings, we are competing in new segments with both traditional competitors and new competitors, particularly smaller emerging storage and cloud operations vendors. The longer-term potential and competitiveness of these emerging vendors remains to be determined. In cloud and converged infrastructure, we also compete with large well-established competitors.

It is possible that new competitors or alliances among competitors might emerge and rapidly acquire significant market share or buying power. Changes in customer requirements or an increase in industry consolidation might result in stronger competitors that are better able to compete. In addition, current and potential competitors have established or might establish cooperative relationships among themselves or with third parties, including some of our partners or suppliers. For additional information regarding our competitors, see the section entitled "Competition" contained in Part I, Item 1 – Business of this Form 10-K.

Transition to consumption-based business models may adversely affect our revenues and profitability in other areas of our business and as a result may harm our business, operating results, financial condition and cash flows.

We offer customers a full range of consumption models, including cloud-based storage services and storage as a service (STaaS) delivered on premises. These business models continue to evolve, and we may not be able to compete effectively, generate significant revenues or maintain the profitability of our consumption-based offerings. Additionally, the increasing prevalence of cloud and SaaS delivery models offered by us and our competitors may have a dampening impact on overall demand for our on-premises offerings sold in a traditional capex model, which could reduce our revenues and cash flow, at least in the near term. If we do not successfully execute our consumption model strategy or anticipate the needs of our customers, our revenues and profitability could decline.

As customer demand for our consumption model offerings increases, we will experience differences in the timing of revenue recognition between our traditional purchase arrangements (for which revenue is generally recognized in full at the time of delivery), relative to our consumption model offerings (for which revenue is generally recognized ratably over the term of the arrangement). We incur certain expenses associated with the infrastructure and marketing of our consumption model offerings in advance of our ability to recognize the revenues associated with these offerings.

Due to the global nature of our business, risks inherent in our international operations could materially harm our business.

A significant portion of our operations are located, and a significant portion of our revenues are derived, outside of the U.S. In addition, most of our products are manufactured outside of the U.S., and we have research and development, sales and service centers overseas. Accordingly, our international operations, business and future operating results could be adversely impacted by economic, business, regulatory, social and political factors in foreign countries including, among other things, the imposition of government controls, local political or economic conditions including recessionary cycles, inflationary conditions and political uncertainty, economic sanctions, trade protections and regulations and export and import requirements, tariffs, tax policies, treaties or laws, local labor conditions, transportation costs, government spending patterns, geopolitical tensions and uncertainties, acts of terrorism, international conflicts and natural disasters in areas with limited infrastructure and adverse public health developments. In particular, ongoing trade tensions between the U.S. and China could impact our business and operating results. Any increase in tensions between China and Taiwan, including threats of military actions or escalation of military activities, could adversely affect our or our contract manufacturers' ability to source key supply chain components included in our products. As a result of Russia's actions in Ukraine, numerous countries and organizations have imposed sanctions and export controls, while businesses, including the Company, have limited or suspended Russian operations. Russia has likewise imposed currency restrictions and regulations and may further take retaliatory trade or other actions, including the nationalization of foreign businesses. These actions could impact our supply chain, pricing, business and operating results and expose us to cyberattacks. In addition, due to the global nature of our business, we are subject to complex legal and regulatory requirements in the U.S. and the foreign jurisdictions in which we operate and sell our products, including antitrust and anti-competition laws, and regulations related to data privacy, data protection, and cybersecurity. We are also subject to the potential loss of proprietary information due to piracy, misappropriation, or laws that may be less protective of our intellectual property rights than U.S. laws. Such factors have or could have an adverse impact on our business, operating results, financial condition and cash flows.

We face exposure to adverse movements in foreign currency exchange rates as a result of our international operations. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our operating results, financial condition and cash flows. We utilize forward and option contracts in an attempt to reduce the adverse earnings impact from the effect of exchange rate fluctuations on certain assets and liabilities. Our hedging strategies may not be successful, and currency exchange rate fluctuations could have a material adverse effect on our operating results and cash flows. In addition, our foreign currency exposure on assets, liabilities, and cash flows that we do not hedge could have a material impact on our financial results in periods when the U.S. dollar significantly fluctuates in relation to foreign currencies.

Moreover, in many foreign countries, particularly in those with developing economies, it is a common business practice to engage in activities that are prohibited by NetApp's internal policies and procedures, or U.S. laws and regulations applicable to us, such as the Foreign Corrupt Practices Act. There can be no assurance that all our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, will comply with these policies, procedures, laws and/or regulations. Any such violation could subject us to fines and other penalties, which could have a material adverse effect on our business, operating results, financial condition and cash flows.

If we are unable to attract and retain qualified personnel, our business, operating results, financial condition and cash flows could be harmed.

Our continued success depends, in part, on our ability to hire and retain qualified personnel and to advance our corporate strategy and preserve the key aspects of our corporate culture. Because our future success is dependent on our ability to continue to enhance and introduce new products and features, we are particularly dependent on our ability to hire and retain qualified engineers and technical talent, including in emerging areas of technology such as AI and machine learning. In addition, to increase revenues, we will be required to increase the productivity of our sales force and support infrastructure to achieve adequate customer coverage. Competition for qualified employees, particularly in the technology industry, remains tight. We have periodically reduced our workforce, including reductions of approximately 9% and 2% announced in fiscal 2023 and fiscal 2024, respectively, and these actions may make it more difficult to attract and retain qualified employees. Our inability to hire and retain qualified management and skilled personnel, particularly engineers, salespeople and key executive management, could disrupt our development efforts, sales results, business relationships and/or our ability to execute our business plan and strategy on a timely basis and could materially and adversely affect our operating results, financial conditions and cash flows.

Many of our employees participate in our hybrid work program, and work remotely on a full- or part-time basis. While this has been generally well received by employees, it may also create other challenges that impact our ability to attract and retain qualified personnel, including, but not limited to, some employees may prefer an in person work environment, difficulty collaborating and communicating among employees, and ability to maintain consistent experience of our corporate culture and workforce morale. If we are unable to effectively manage the risks and challenges associated with hybrid work, our business operations and financial performance may be adversely affected.

A number of our employees are foreign nationals who rely on visas and entry permits in order to legally work in the U.S. and other countries. In recent years, the U.S. has increased the level of scrutiny in granting H-1B, L-1 and other business visas. Compliance with new and unexpected U.S. immigration and labor laws could also require us to incur additional unexpected labor costs and expenses or could restrain our ability to retain and attract skilled professionals. Any of these restrictions could have a negative material adverse effect on our business, results of operations or financial conditions.

Equity grants are a critical component of our current compensation programs as they support attraction and engagement of key talent and align employee interests with shareholders. A competitive broad-based equity compensation program is essential to compete for talent in both the hardware and software industries, in which competitors for talent provide a more significant portion of compensation via equity. If we reduce, modify or eliminate our equity programs or fail to grant equity competitively, we may have difficulty attracting and retaining critical employees.

In addition, because of the structure of our sales, cash and equity incentive compensation plans, we may be at increased risk of losing employees at certain times. For example, the retention value of our compensation plans decreases after the payment of periodic bonuses or the vesting of equity awards.

Our acquisitions or divestitures may not achieve expected benefits, and may increase our liabilities, disrupt our existing business and harm our operating results, financial condition and cash flows.

As part of our strategy, we seek to acquire other businesses and technologies to complement our current products and services, expand the breadth of our markets, or enhance our technical capabilities, and may seek to divest a business, product line, or division which no longer complements our current products or services. For example, we acquired a number of privately held companies in the past several years. The benefits we have received, and expect to receive, from these and other acquisitions depend on our ability to successfully conduct due diligence, negotiate the terms of the acquisition and integrate the acquired business into our systems, procedures and organizational structure. Similarly, the benefits we would expect to receive from a divestiture would depend on our ability to manage separation of operations, services, product, and personnel, in addition to other risks. Any inaccuracy in our assumptions or any failure to uncover or mitigate liabilities or risks associated with an acquisition or divestiture, such as differing or inadequate cybersecurity and data privacy protection controls or contractual limitations of liability, and any failure to make an acquisition or divestiture on favorable terms, integrate or divest the subject business or assets as and when expected, or retain or separate key employees of the subject company or business may reduce or eliminate the expected benefits to us, increase our costs, disrupt our operations, result in additional liabilities, investigations and litigation, and may also harm our strategy, our business and our operating results. The failure to achieve expected acquisition or divestiture benefits may also result in impairment charges for goodwill and intangible assets.

We often incur expenses before we receive related benefits, and expenses may be difficult to reduce quickly if demand declines.

We base our expense levels in part on future revenue expectations and a significant percentage of our expenses are fixed. It is difficult to reduce our fixed costs quickly, and if revenue levels are below our expectations, operating results could be adversely impacted. During periods of uneven growth or decline, we may incur costs before we realize the anticipated related benefits, which could also harm our operating results. We have made, and will continue to make, significant investments in engineering, sales, service and support, marketing and other functions to support and grow our business. We are likely to recognize the costs associated with these investments earlier than some of the related anticipated benefits, such as revenue growth, and the return on these investments may be lower, or may develop more slowly, than we expect, which could harm our business, operating results, financial condition and cash flows.

Initiatives intended to make our cost structure, business processes and systems more efficient may not achieve the expected benefits and could inadvertently have an adverse effect on our business, operating results, financial condition and cash flows.

We continuously seek to make our cost structure and business processes more efficient, including by moving our business activities from higher-cost to lower-cost locations, outsourcing certain business processes and functions, and implementing changes to our business information systems. These efforts may involve a significant investment of financial and human resources and significant changes to our current operating processes. For example, in fiscal 2024, we implemented, and in fiscal 2025 we will continue to implement, certain new business information systems, including implementing our new enterprise resource planning system. We may encounter difficulties in implementing these new business information systems or maintaining and upgrading existing systems and software. Such difficulties may lead to significant expenses or losses due to unexpected additional costs required to implement or maintain systems, disruption in business operations, loss of sales or profits, or disruption to our ability to timely and accurately process and report key aspects of our financial statements and, as a result, may have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, as we move operations into lower-cost jurisdictions and outsource certain business processes, we become subject to new regulatory regimes and lose control of certain aspects of our operations and, as a consequence, become more dependent upon the systems and business processes of third-parties. If we are unable to move our operations, outsource business processes or implement new business information systems in a manner that complies with local law and maintains adequate standards, controls and procedures, the quality of our products and services may suffer and we may be subject to increased litigation risk, either of which could have an adverse effect on our business, operating results and financial condition. Additionally, we may not achieve the expected benefits of these and other transformational initiatives, which could harm our business, operating results, financial condition and cash flows.

We are exposed to credit risks, our investment portfolio may experience fluctuations in market value or returns, and our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

We maintain an investment portfolio of various holdings, types, and maturities. Credit ratings and pricing of our investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, political risk, sovereign risk or other factors. As a result, the value and liquidity of our investments and the returns thereon may fluctuate substantially. Unfavorable macroeconomic conditions, rising interest rates, or other circumstances could result in an economic slowdown and possibly cause a global recession. An economic slowdown or increased regional or global economic uncertainty may lead to failures of counterparties, including financial institutions, governments and insurers, which could result in a material decline in the value of our investment portfolio and substantially reduce our investment returns. We regularly maintain cash balances at large third-party financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit of $250,000 and similar regulatory insurance limits outside the United States. If a depository institution where we maintain deposits fails or is subject to adverse conditions in the financial or credit markets, we may not be able to recover all of our deposits, which could adversely impact our operating liquidity and financial performance. Similarly, if our customers or partners experience liquidity issues as a result of financial institution defaults or non-performance where they hold cash assets, their ability to pay us may become impaired and could have a material adverse effect on our results of operations, including the collection of accounts receivable and cash flows.

Our goals and disclosures related to environmental, social and governance (ESG) matters expose us to risks that could adversely affect our reputation and performance.

We have established and publicly announced, and may continue to establish and publicly announce, initiatives and goals regarding environmental matters, diversity, and other related matters, including our commitment to reducing our greenhouse gas emissions and increasing our representation of women in our global workforce and underrepresented minorities in our US workforce, in our ESG Report, on our website, in our SEC filings and elsewhere. These statements reflect our current plans and aspirations and are not quotas or guarantees that we will be able to achieve them. These initiatives and goals could be difficult and expensive to implement, the technologies we need to implement them may not be cost effective and may not advance at a sufficient pace, and ensuring the accuracy, adequacy or completeness of the disclosure of our ESG initiatives can be costly, difficult and time-consuming. Our failure to accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance and growth, and expose us to increased scrutiny from our stakeholders, the investment community as well as enforcement authorities.

There is an increasing focus from U.S. and foreign government agencies, investors, customers, consumers, employees and other stakeholders concerning ESG matters, including sustainable products. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on ESG initiatives, and collecting, measuring and reporting ESG information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's climate-related reporting requirements, the California climate reporting rules and, to the extent applicable, the European Union's (EU) Corporate Sustainability Reporting Directive. Statements about our ESG initiatives and goals, and progress against those goals, may be based on standards for tracking, measuring and reporting ESG matters that are continuing to evolve and assumptions that are subject to change. This may result in a lack of consistent or meaningful comparative data from period to period or between the Company and other companies in the same industry. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required of public companies by the Securities and Exchange Commission, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future.

We could also face scrutiny from certain stakeholders for the scope or nature of our ESG initiatives or goals, or for any revisions to these goals. If our ESG related data, processes and reporting are incomplete or inaccurate, if we fail to achieve progress with respect to our ESG goals on a timely basis, or at all, or if we were to be subject to government enforcement actions or private litigation from stakeholders because of our ESG initiatives, our ability to attract or retain employees, and our attractiveness as an investment, business partner, acquiror or supplier could be negatively impacted and our business, financial performance and growth could be adversely affected.

Risks Related to Our Customers and Sales

A portion of our revenues is generated by large, recurring purchases from various customers, resellers and distributors. A loss, cancellation or delay in purchases has negatively affected our revenues in the past, and could negatively affect our revenues in the future.

A significant portion of our net revenues depends on sales to a limited number of customers and distributors. We generally do not enter into binding purchase commitments with our customers, resellers and distributors for extended periods of time, and thus there is no guarantee we will continue to receive large, recurring orders from these customers, resellers or distributors. For example, our reseller agreements generally do not require minimum purchases, and our customers, resellers and distributors can stop purchasing and marketing our products at any time. Any deterioration in the solvency of our customers, resellers and distributors or the ability of such customers, resellers and distributors to obtain credit to finance purchases of our products could have a significant adverse effect on our results of operations and cash flow. If any of our key customers, resellers or distributors changes its pricing practices, reduces the size or frequency of its orders for our products, or stops purchasing our products altogether, our operating results, financial condition and cash flows could be materially adversely impacted. In addition, major customers may also seek pricing, payment, intellectual property-related, or other commercial terms that are less favorable to us, which may have a negative impact on our business, cash flow and operating results.

If we are unable to maintain and develop relationships with strategic partners, our revenues may be harmed.

Our growth strategy includes developing and maintaining strategic partnerships with major third-party software and hardware vendors to integrate our products into their products and also co-market our products with them. A number of our strategic partners are industry leaders that offer us expanded access to segments in which we do not directly participate. In particular, strategic partnerships with public cloud providers and other cloud service vendors are critical to the success of our cloud-based business. However, there is intense competition for attractive strategic partners, and these relationships may not be exclusive, may not generate significant revenues and may be terminated on short notice. For instance, some of our partners are also partnering with our competitors, which may increase the availability of competing solutions and harm our ability to grow our relationships with those partners. Moreover, some of our partners, particularly large, more diversified technology companies, including major cloud providers, are also competitors, thereby complicating our relationships. If we are unable to establish new partnerships or maintain existing partnerships, if our strategic partners favor their relationships with other vendors in the storage industry or if our strategic partners increasingly compete with us, we could experience lower than expected revenues, suffer delays in product development, or experience other harm to our business, operating results, financial condition and cash flows.

Our success depends upon our ability to effectively plan and manage our resources and to periodically restructure our business, and such actions may have an adverse effect on our business, operating results, financial condition and cash flows.

Our ability to successfully offer our products and services in a rapidly evolving market requires an effective planning, forecasting, and management process to enable us to effectively scale and adjust our business in response to fluctuating market opportunities and conditions.

In fiscal 2024, we reorganized our sales resources, which included changes and additions to our sales leadership team, to gain operational efficiencies and improve the alignment of our resources with customer and market opportunities. Reorganization of our sales resources, and ongoing evolution of our go-to-market model, could result in short or long-term disruption of our sales cycles, may not produce the efficiencies and benefits desired, and could harm our operating results, financial condition and cash flows.

We have and may in the future undertake initiatives that could include reorganizing our workforce, restructuring, disposing of, and/or otherwise discontinuing certain products, facility reductions or a combination of these actions which have resulted in, or may result in, restructuring charges. Rapid changes in the size, alignment or organization of our workforce, including our business unit structure, structure of our sales team, and sales account coverage, could adversely affect our ability to develop, sell and deliver products and services as planned or impair our ability to realize our current or future business and financial objectives. Charges associated with these activities could harm our operating results. Our ability to achieve the anticipated cost savings and other benefits from these initiatives is subject to many estimates and assumptions, which are subject to uncertainties. If our estimates and assumptions are incorrect, if we are unsuccessful at implementing changes, or if other unforeseen events occur, our business, financial condition, and results of operations could be adversely affected.

Reduced U.S. government demand could materially harm our business, operating results, financial condition and cash flows. In addition, we could be harmed by claims that we have or a channel partner has failed to comply with regulatory and contractual requirements applicable to sales to the U.S. government.

The U.S. government is an important customer for us. However, government demand is uncertain, as it is subject to political and budgetary fluctuations and constraints. Events such as the U.S. federal government shutdown from December 2018 to January 2019 and continued uncertainty regarding the U.S. budget and debt levels have increased demand uncertainty for our products. In addition, like other customers, the U.S. government may evaluate competing products and delay purchasing in the face of the technology transitions taking place in the storage industry. If the U.S. government or an individual agency or multiple agencies within the U.S. government continue to reduce or shift their IT spending patterns, our operating results, including revenues may be harmed.

Selling our products to the U.S. government, whether directly or through channel partners, also subjects us to certain regulatory and contractual requirements. Failure to comply with these requirements by either us or our channel partners could subject us to investigations, fines, and other penalties, which could materially harm our operating results and financial condition. As an example, the United States Department of Justice (DOJ) and the General Services Administration (GSA) have in the past pursued claims against and financial settlements with IT vendors, including us and several of our competitors and channel partners, under the False Claims Act and other statutes related to pricing and discount practices and compliance with certain provisions of GSA contracts for sales to the federal government. Although the DOJ and GSA currently have no claims pending against us, we could face claims in the future. Violations of certain regulatory and contractual requirements, including with respect to cybersecurity, procurement process or affirmative action program requirements could also result in us being suspended or debarred from future government contracting. Any of these outcomes could have a material adverse effect on our business, operating results, financial condition and cash flows.

In response to increasing cybersecurity threats, the U.S. government has subjected IT vendors, including us, to certain additional requirements. As an example, the Executive Order on Improving the Nation's Cybersecurity (EO 14028), released in May 2021, outlines the U.S. government's plan to address software supply chain security for "critical software" and other software. NetApp's products are categorized as critical software, requiring us to achieve compliance with the Secure Software Development Framework (SSDF) under NIST special publication 800-218. The current deadline for compliance is subject to the U.S. government's finalization of their common attestation form, and any products that cannot attest to compliance with the SSDF may result in delays or inability to execute contracts with customers, particularly with government entities.

If we do not achieve forecasted sales orders in any quarter, our operating results, financial condition and cash flows could be harmed.

We derive a majority of our revenues in any given quarter from orders booked in the same quarter. Orders typically follow intra-quarter seasonality patterns weighted toward the back end of the quarter. If we do not achieve the level, timing and mix of orders consistent with our quarterly targets and historical patterns, or if we experience cancellations of significant orders, our operating results, financial condition and cash flows could be harmed.

We are exposed to the credit and non-payment risk of our customers, resellers and distributors, especially during times of economic uncertainty and tight credit markets, which could result in material losses.

Most of our sales to customers are on an open credit basis, with typical payment terms of 30 days. We may experience increased losses as potentially more customers are unable to pay all or a portion of their obligations to us, particularly in the current macroeconomic environment when access to sources of liquidity may be limited. Beyond our open credit arrangements, some of our customers have entered into recourse and non-recourse financing leasing arrangements using third-party leasing companies. Under the terms of recourse leases, which are generally three years or less, we remain liable for the aggregate unpaid remaining lease payments to the third-party leasing companies in the event of end-user customer default. During periods of economic uncertainty, our exposure to credit risks from our customers increases. In addition, our exposure to credit risks of our customers may increase further if our customers and their customers or their lease financing sources are adversely affected by global economic conditions.

Risks Related to Our Products and Services

Any disruption to our supply chain could materially harm our business, operating results, financial condition and cash flows.

We do not manufacture certain components used in our products. We rely on third parties to manufacture critical components, as well as for associated logistics. Our lack of direct responsibility for, and control over, these elements of our business, as well as the diverse international geographic locations of our manufacturing partners and suppliers, creates significant risks for us, including, among other things:

- Limited number of suppliers for certain components;

- No guarantees of supply and limited ability to control the quality, quantity and cost of our products or of their components;

- The potential for binding price or purchase commitments with our suppliers at higher than market rates;

- Limited ability to adjust production volumes in response to our customers' demand fluctuations;

- Labor and political unrest at facilities we do not operate or own;

- Geopolitical disputes disrupting our supply chain;

- Impacts on our supply chain from adverse public health developments;

- Business, legal compliance, litigation and financial concerns affecting our suppliers or their ability to manufacture and ship components in the quantities, quality and manner we require; and

- Disruptions due to floods, earthquakes, storms and other natural disasters, especially those caused by climate change, and particularly in countries with limited infrastructure and disaster recovery resources.

Such risks have subjected us, and could in the future subject us, to supply constraints, price increases and minimum purchase requirements and our business, operating results, financial condition and cash flows could be harmed. The risks associated with our outsourced manufacturing model are particularly acute when we transition products to new facilities or manufacturers, introduce and increase volumes of new products or qualify new contract manufacturers or suppliers, at which times our ability to manage the relationships among us, our manufacturing partners and our component suppliers, becomes critical. New manufacturers, products, components or facilities create increased costs and risk that we will fail to deliver high quality products in the required volumes to our customers. Any failure of a manufacturer or component supplier to meet our quality, quantity or delivery requirements in a cost-effective manner will harm our business, including customer relationships and as a result could harm our operating results, financial condition and cash flows. Additionally, disruption to our manufacturing operations, or those of our contract manufacturers, could significantly impact our ability to supply our customers and could produce a near-term severe impact on the Company.

We rely on a limited number of suppliers for critical product components.

We rely on a limited number of suppliers for drives and other components utilized in the assembly of our products, including certain single source suppliers, which has subjected us, and could in the future subject us, to price rigidity, periodic supply constraints, and the inability to produce our products with the quality and in the quantities demanded. Consolidation among suppliers, particularly within the semiconductor and storage media industries, has contributed to price volatility and supply constraints. When industry supply is constrained, or the supply chain is disrupted, our suppliers may allocate volumes away from us and to our competitors, all of which rely on many of the same suppliers as we do. Accordingly, our business, operating results, financial condition and cash flows may be harmed.

If a material cybersecurity or other security breach impacts our services or occurs on our systems, within our supply chain, or on our end-user customer systems, or if stored data is improperly accessed, customers may reduce or cease using our solutions, our reputation may be harmed and we may incur significant liabilities.

We store and transmit, and sell products and services that store and transmit, personal, sensitive and proprietary data related to our products, our employees, customers, clients and partners (including third-party vendors such as data centers and providers of SaaS, cloud computing, and internet infrastructure and bandwidth), and their respective customers, including intellectual property, books of record and personal information. It is critical to our business strategy that our infrastructure, products and services remain secure and are perceived by customers, clients and partners to be secure. There are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, human error and technological vulnerabilities. Material cybersecurity incidents or other security breaches could result in (1) unauthorized access to, or loss or unauthorized use, alteration, or disclosure of, such information; (2) litigation, indemnity obligations, government investigations and proceedings, regulatory fines and penalties, and other possible liabilities; (3) negative publicity; and (4) disruptions to our internal and external operations. Any of these could damage our reputation and public perception of the security and reliability of our products, as well as harm our business and cause us to incur significant liabilities. In addition, a material cybersecurity incident or loss of personal information, or other material security breach could result in other negative consequences, including remediation costs, disruption of internal operations, increased cybersecurity protection costs and lost revenues.

Our clients and customers use our platforms for the transmission and storage of sensitive data. We do not generally review the information or content that our clients and their customers upload and store, and we have no direct control over the substance of the information or content stored within our platforms. If our employees, or our clients, partners or their respective customers use our platforms for the transmission or storage of personal or other sensitive information, or our supply chain cybersecurity is compromised and our security measures are breached as a result of third-party action, employee error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liabilities.

Security industry experts and US Government officials continue to emphasize risks to our industry. Cyber attacks and security breaches continue to increase, and of particular concern are supply-chain attacks against software development and breaches of technology service providers. We anticipate that cyberattacks will continue to increase in the future given cyber warfare has become a consistent lever within geopolitical conflicts and increasingly leverages hacktivism. We cannot give assurance that we will always be successful in preventing or repelling unauthorized access to our systems. We also may face delays in our ability to identify or otherwise respond to any cybersecurity incident or any other breach. Additionally, we use third-party service providers to provide some services to us that involve the storage or transmission of data, such as SaaS, cloud computing, and internet infrastructure and bandwidth, and they face various cybersecurity threats and also may suffer cybersecurity incidents or other security breaches.

Many jurisdictions have enacted or are enacting laws requiring companies to notify regulators or individuals of data security incidents involving certain types of personal data. These mandatory disclosures regarding security incidents often lead to widespread negative publicity. Moreover, the risk of reputational harm may be magnified and/or distorted through the rapid dissemination of information over the internet, including through news articles, blogs, social media, and other online communication forums and services. Any security incident, loss of data, or other security breach, whether actual or perceived, or whether impacting us or our third-party service providers, could harm our reputation, erode customer confidence in the effectiveness of our data security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew their support contracts or their SaaS subscriptions, or subject us to third-party lawsuits, regulatory fines or other action or liability, which could materially and adversely affect our business and operating results.

There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Our existing general liability insurance coverage, cybersecurity insurance coverage and coverage for errors and omissions may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims, or our insurers may deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, operating results, financial condition and cash flows.

If a data center or other third-party who relies on our products experiences a disruption in service or a loss of data, such disruption could be attributed to the quality of our products, thereby causing financial or reputational harm to our business.

Our clients, including data centers, SaaS, cloud computing and internet infrastructure and bandwidth providers, rely on our products for their data storage needs. Our clients may authorize third-party technology providers to access their data on our systems. Because we do not control the transmissions between our clients, their customers, and third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the complete integrity or security of such transmissions or processing. Errors or wrongdoing by clients, their customers, or third-party technology providers resulting in actual or perceived security breaches may result in such actual or perceived breaches being attributed to us.

A failure or inability to meet our clients' expectations with respect to security and confidentiality through a disruption in the services provided by these third-party vendors, or the loss or alteration of data stored by such vendors, could result in financial or reputational harm to our business to the extent that such disruption or loss is caused by, or perceived by our customers to have been caused by, defects in our products. Moreover, the risk of reputational harm may be magnified and/or distorted through the rapid dissemination of information over the internet, including through news articles, blogs, social media, and other online communication forums and services. This may affect our ability to retain clients and attract new business.

Failure to comply with new and existing laws and regulations relating to privacy, data protection, AI and information security could cause harm to our reputation, result in liability and adversely impact our business.

Our business is subject to increasing regulation by various federal, state and international governmental agencies responsible for enacting and enforcing laws and regulations relating to privacy, data protection, and information security. For example, since the effective date of the EU's General Data Protection Regulation in 2018, the Court of Justice of the EU has issued rulings that have impacted how multinational companies must implement that law and the European Commission (EC) has published new regulatory requirements relating to cross-border data transfers applicable to multinational companies like NetApp. NetApp relies on a variety of compliance methods to transfer personal data of European Economic Area (EEA) individuals to other countries, including Binding Corporate Rules and Standard Contractual Clauses (SCCs). In June 2021, the EC imposed new SCC requirements which impose certain contract and operational requirements on NetApp and its contracting parties, including requirements related to government access transparency, enhanced data subject rights, and broader third-party assessments to ensure safeguards necessary to protect personal data transferred from NetApp or its partners to countries outside the EEA, requiring NetApp to revise customer and vendor agreements. In addition to the EU's General Data Protection Regulation, other global governments have adopted new privacy and data protection laws implementing similarly comprehensive regulatory frameworks.

The rapidly evolving regulatory landscape in this area is likely to remain uncertain for the foreseeable future given heightened cyber-security threats, and amid the innovation and adoption of GenAI technology. For example, the Artificial Intelligence Act, recently adopted by the EU, sets forth new AI risk categorization, obligations, and prohibitions. In addition, changes in the interpretation and enforcement of existing laws and regulations could impact our business operations and those of our partners, vendors and customers. Customers, privacy advocates and industry groups also may propose new and different self-regulatory standards or standards of care that may legally or contractually apply to us, and these standards may be subject to change. These factors create uncertainty and we cannot yet determine the impact such future laws, regulations and standards, or changes to such laws, regulations, or standards, or to their interpretation or enforcement, may have on our business or the businesses of our partners, vendors and customers. In addition, changes in the interpretation of existing laws and regulations could impact our business operations and those of our partners, vendors and customers.

Because the interpretation and application of many laws and regulations relating to privacy, data protection and information security, along with industry standards, are uncertain, it is possible that relevant laws, regulations, or standards may be interpreted and applied in manners that are, or are alleged to be, inconsistent with our data management practices or the features of our products. Any failure, or perceived failure, by us or our business partners to comply with federal, state or international laws and regulations relating to privacy, data protection, and information security, commitments relating to privacy, data protection, and information security contained in our contracts, self-regulatory standards that apply to us or that third parties assert are applicable to us, or our policies or notices we post or make available could subject us to claims, investigations, sanctions, enforcement actions and other proceedings, disgorgement of profits, fines, damages, civil and criminal liability, penalties or injunctions.

Additionally, as a technology provider, our customers expect that we can demonstrate compliance with laws and regulations relating to privacy, data protection, and information security, and our inability or perceived inability to do so may adversely impact sales of our products and services, particularly to customers in highly-regulated industries. We have invested company resources in complying with new laws, regulations, and other obligations relating to privacy, data protection, and information security, and we may be required to make additional, significant changes in our business operations, all of which may adversely affect our revenue and our business overall. As a result of any inability to comply with such laws and regulations, our reputation and brand may be harmed, we could incur significant costs, and financial and operating results could be materially adversely affected, and we could be required to modify or change our products or our business practices, any of which could have an adverse effect on our business. Our business could be subject to stricter obligations, greater fines and private causes of action, including class actions, under the enactment of new laws and regulations relating to privacy, data protection, and information security, including but not limited to, the European Union General Data Protection Regulation, which provides for penalties of up to 20 million Euros or four percent of our annual global revenues, the California Consumer Privacy Act and the California Privacy Rights Act, and other U.S. state-based regulation.

If our products or services are defective, or are perceived to be defective as a result of improper use or maintenance, our operating results, including gross margins, and customer relationships may be harmed.

Our products and services are complex. We have experienced in the past, and expect to experience in the future, quality issues impacting certain products, and in the future, we could experience reliability issues with services we provide. Such quality and reliability issues may be due to, for example, our own designs or processes, the designs or processes of our suppliers, and/or flaws in third-party software used in our products. These types of risks are most acute when we are introducing new products. Quality or reliability issues have and could again in the future cause customers to experience outages or disruptions in service, data loss or data corruption. If we fail to remedy a product defect or flaw, we may experience a failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, loss of revenue, inventory costs or product reengineering expenses and higher ongoing warranty and service costs, and these occurrences could have a material impact on our gross margins, business and operating results. In addition, we exercise little control over how our customers use or maintain our products and services, and in some cases improper usage or maintenance could impair the performance of our products and services, which could lead to a perception of a quality or reliability issue. Customers may experience losses that may result from or are alleged to result from defects or flaws in our products and services, which could subject us to claims for damages, including consequential damages.

Changes in regulations relating to our products or their components, or the manufacture, sourcing, distribution or use thereof, may harm our business, operating results, financial condition and cash flows.

The laws and regulations governing the manufacturing, sourcing, distribution and use of our products have become more complex and stringent over time. For example, in addition to various environmental laws relating to carbon emissions, the use and discharge of hazardous materials and the use of certain minerals originating from identified conflict zones, many governments, including the U.S., the United Kingdom and Australia, have adopted regulations concerning the risk of human trafficking in supply chains which govern how workers are recruited and managed. We incur costs to comply with the requirements of such laws. Further, since our supply chain is complex, we may face reputational harm if our customers or other stakeholders conclude that we are unable to verify sufficiently the origins of the minerals used in the products we sell or the actions of our suppliers with respect to workers. As the laws and regulations governing our products continue to expand and change, our costs are likely to rise, and the failure to comply with any such laws and regulations could subject us to business interruptions, litigation risks and reputational harm.

Some of our products are subject to U.S. export control laws and other laws affecting the countries in which our products and services may be sold, distributed, or delivered, and any violation of these laws could have a material and adverse effect on our business, operating results, financial condition and cash flows.

Due to the global nature of our business, we are subject to import and export restrictions and regulations, including the Export Administration Regulations administered by the Commerce Department's Bureau of Industry and Security (BIS) and the trade and economic sanctions regulations administered by the Treasury Department's Office of Foreign Assets Control (OFAC). The U.S., through the BIS and OFAC, places restrictions on the sale or export of certain products and services to certain countries and persons, including most recently to Russia, Belarus and portions of Ukraine. These regulations have caused the Company to stop selling or servicing our products temporarily in restricted areas, such as Russia, Belarus and portions of Ukraine. The BIS and OFAC have also placed restrictions on dealing with certain "blocked" entities, such as Russia's federal security service (FSB), including the Company's filing of notifications to the FSB for exporting certain products to Russia. Violators of these export control and sanctions laws may be subject to significant penalties, which may include significant monetary fines, criminal proceedings against them and their officers and employees, a denial of export privileges, and suspension or debarment from selling products to the federal government. Our products could be shipped to those targets by third parties, including potentially our channel partners, despite our precautions.

If we were ever found to have violated U.S. export control laws, we may be subject to various penalties available under the laws, any of which could have a material and adverse impact on our business, operating results and financial condition. Even if we were not found to have violated such laws, the political and media scrutiny surrounding any governmental investigation of us could cause us significant expense and reputational harm. Such collateral consequences could have a material adverse impact on our business, operating results, financial condition and cash flows.

Our failure to protect our intellectual property could harm our business, operating results, financial condition and cash flows.

Our success depends significantly upon developing, maintaining and protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions with employees, resellers, strategic partners and customers, to protect our proprietary rights. We currently have multiple U.S. and international patent applications pending and multiple U.S. and international patents issued. The pending applications may not be approved, and our existing and future patents may be challenged. If such challenges are brought, the patents may be invalidated. We may not be able to develop proprietary products or technologies that are patentable, and patents issued to us may not provide us with any competitive advantages and may be challenged by third parties. Further, the patents of others may materially and adversely affect our ability to do business. In addition, a failure to obtain and defend our trademark registrations may impede our marketing and branding efforts and competitive condition. Litigation may be necessary to protect our proprietary technology. Any such litigation may be time-consuming and costly. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the U.S. Our means of protecting our proprietary rights may not be adequate or our competitors may independently develop similar technology, duplicate our products, or design around patents issued to us or other intellectual property rights of ours. In addition, while we train employees in confidentiality practices and include terms in our employee and consultant agreements to protect our intellectual property, there is persistent risk that some individuals will improperly take our intellectual property after terminating their employment or other engagements with us, which could lead to intellectual property leakage to competitors and a loss of our competitive advantages.

We may be found to infringe on intellectual property rights of others.

We compete in markets in which intellectual property infringement claims arise in the normal course of business. Third parties have, from time to time, asserted intellectual property-related claims against us, including claims for alleged patent infringement brought by non-practicing entities. Such claims may be made against our products and services, our customers' use of our products and services, or a combination of our products and third-party products. We also may be subject to claims and indemnification obligations from customers and resellers with respect to third-party intellectual property rights pursuant to our agreements with them. If we refuse to indemnify or defend such claims, even in situations in which the third-party's allegations are meritless, then customers and resellers may refuse to do business with us.

Patent litigation is particularly common in our industry. We have been, and continue to be, in active patent litigations with non-practicing entities. While we vigorously defend our ability to compete in the marketplace, there is no guarantee that, in patent or other types of intellectual property litigation, we will prevail at trial or be able to settle at a reasonable cost. If a judge or jury were to find that our products infringe, we could be required to pay significant monetary damages and be subject to an injunction that could cause product shipment delays, require us to redesign our products, affect our ability to supply or service our customers, and/or require us to enter into compulsory royalty or licensing agreements.

We expect that companies in the enterprise storage and data management, cloud storage and cloud operations markets will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, and any such infringement claims discussed above, could be time consuming, result in costly litigation, cause suspension of product shipments or product shipment delays, require us to redesign our products, or require us to enter into royalty or licensing agreements, any of which could materially and adversely affect our operating results, financial condition and cash flows. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

We rely on software from third parties, and a failure to properly manage our use of third-party software could result in increased costs or loss of revenue.

Many of our products are designed to include software licensed from third parties. Such third-party software includes software licensed from commercial suppliers and software licensed under public or open source licenses. We have internal processes to manage our use of such third-party software. However, if we fail to adequately manage our use of third-party software, then we may be subject to copyright infringement or other third-party claims. If we are non-compliant with a license for commercial software, then we may be required to pay penalties or undergo costly audits pursuant to the license agreement. In the case of open-source software licensed under certain "copyleft" licenses, the license itself may require, or a court-imposed remedy for non-compliant use of the open source software may require, that proprietary portions of our own software be publicly disclosed or licensed. Additionally, contract proposals, negotiations and software proposals are complex and frequently involve lengthy bidding and selection processes. We may not be able to negotiate extensions to our current third-party licenses when due for renewal or continue to secure such licenses under commercially reasonable terms. Each of the foregoing could result in a loss of intellectual property rights, increased costs, damage to our reputation and/or a loss of revenue.

In addition, many of our products use open-source software. Such open-source software generally does not provide any warranty or contractual protection, and may be susceptible to attack from bad actors. Further, open-source software may contain vulnerabilities, which may or may not be known at the time of our inclusion of the software in a product. If a vulnerability in such software is successfully exploited, we could be subject to damages including remediation costs, reputational damage and lost revenues.

Our failure to adjust to emerging standards may harm our business.

Emerging standards may adversely affect the UNIX®, Windows® and World Wide Web server markets upon which we depend. For example, we provide our open access data retention solutions to customers within the financial services, healthcare, pharmaceutical and government market segments, industries that are subject to various evolving governmental regulations with respect to data access, reliability and permanence in the U.S. and in the other countries in which we operate. If our products do not meet and continue to comply with these evolving governmental regulations in this regard, customers in these market and geographical segments will not purchase our products, and we may not be able to expand our product offerings in these market and geographical segments at the rates which we have forecasted.

Risks Related to Our Securities

Our stock price is subject to volatility.

Our stock price is subject to changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock, changes in our capital structure, including issuance of additional debt, changes in our credit ratings, our ability to pay dividends and to continue to execute our stock repurchase program as planned and market trends unrelated to our performance.

Our ability to pay quarterly dividends and to continue to execute our stock repurchase program as planned will be subject to, among other things, our financial condition and operating results, available cash and cash flows in the U.S., capital requirements, and other factors. Future dividends are subject to declaration by our Board of Directors, and our stock repurchase program does not obligate us to acquire any specific number of shares. However, if we fail to meet any investor expectations related to dividends and/or stock repurchases, the market price of our stock could decline significantly, and could have a material adverse impact on investor confidence. Additionally, price volatility of our stock over a given period may cause the average price at which we repurchase our own stock to exceed the stock's market price at a given point in time.

Furthermore, speculation in the press or investment community about our strategic position, financial condition, results of operations or business can cause changes in our stock price. These factors, as well as general economic and political conditions and the timing of announcements in the public market regarding new products or services, product enhancements or technological advances by our competitors or us, and any announcements by us of acquisitions, major transactions, or management changes may adversely affect our stock price.

Our quarterly operating results may fluctuate materially, which could harm our common stock price.

Our operating results have fluctuated in the past and will continue to do so, sometimes materially. All of the matters discussed in this Risk Factors section could impact our operating results in any fiscal quarter or year. In addition to those matters, we face the following issues, which could impact our quarterly results:

- Seasonality, such as our historical seasonal decline in revenues in the first quarter of our fiscal year and seasonal increase in revenues in the fourth quarter of our fiscal year;

- Linearity, such as our historical intra-quarter customer orders and revenue pattern in which a disproportionate percentage of each quarter's total orders and related revenue occur in the last month of the quarter; and

- Unpredictability associated with larger scale enterprise software license agreements which generally take longer to negotiate and occur less consistently than other types of contracts, and for which revenue attributable to the software license component is typically recognized in full upon delivery.

If our operating results fall below our forecasts and the expectations of public market analysts and investors, the trading price of our common stock may decline.

There are risks associated with our outstanding and future indebtedness.

As of April 26, 2024, we had $2.4 billion aggregate principal amount of outstanding indebtedness for our senior notes that mature at specific dates in calendar years 2024, 2025, 2027 and 2030. We may incur additional indebtedness in the future under existing credit facilities and/or enter into new financing arrangements. We may fail to pay these or additional future obligations, as and when required. Specifically, if we are unable to generate sufficient cash flows from operations or to borrow sufficient funds in the future to service or refinance our debt, our business, operating results, financial condition and cash flows will be harmed. Any downgrades from credit rating agencies such as Moody's Investors Service or Standard & Poor's Rating Services may adversely impact our ability to obtain additional financing or the terms of such financing and reduce the market capacity for our commercial paper. Furthermore, if prevailing interest rates or other factors result in higher interest rates upon any potential future financing, then interest expense related to the refinance indebtedness would increase.

In addition, all our debt and credit facility arrangements subject us to continued compliance with restrictive and financial covenants. If we do not comply with these covenants or otherwise default under the arrangements, we may be required to repay any outstanding amounts borrowed under these agreements. Moreover, compliance with these covenants may restrict our strategic or operational flexibility in the future, which could harm our business, operating results, financial condition and cash flows.

General Risks

Our business could be materially and adversely affected as a result of natural disasters, terrorist acts or other catastrophic events.

We depend on the ability of our personnel, inventories, equipment and products to move reasonably unimpeded around the world. Any political, military, terrorism, global trade, world health or other issue that hinders this movement or restricts the import or export of materials could lead to significant business disruptions. For example, the COVID-19 pandemic impeded the mobility of our personnel, inventories, equipment and products and disrupted our business operations. Furthermore, any economic failure or other material disruption caused by natural disasters, including fires, floods, droughts, hurricanes, earthquakes, and volcanoes; power loss or shortages; environmental disasters; telecommunications or business information systems failures or break-ins and similar events could also adversely affect our ability to conduct business. As a result of climate change, we expect the frequency and impact of such natural disasters or other material disruptions to increase. If such disruptions result in cancellations of customer orders or contribute to a general decrease in economic activity or corporate spending on IT, or directly impact our marketing, manufacturing, financial and logistics functions, or impair our ability to meet our customer demands, our operating results and financial condition could be materially adversely affected. Our headquarters is located in Northern California, an area susceptible to earthquakes and wildfires. If any significant disaster were to occur there, our ability to operate our business and our operating results, financial condition and cash flows could be adversely impacted.

We could be subject to additional income tax liabilities.

Our effective tax rate is influenced by a variety of factors, many of which are outside of our control. These factors include among other things, fluctuations in our earnings and financial results in the various countries and states in which we do business, changes to the tax laws in such jurisdictions and the outcome of income tax audits. Changes to any of these factors could materially impact our operating results, financial condition and cash flows.

We receive significant tax benefits from sales to our non-U.S. customers. These benefits are contingent upon existing tax laws and regulations in the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax laws and regulations or a change in how we manage our international operations could adversely affect our ability to continue realizing these tax benefits.

Many countries around the world are beginning to implement legislation and other guidance to align their international tax rules with the Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting Project ("BEPS") recommendation and related action plans that aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer pricing documentation rules and nexus-based tax incentive practices. As a result, many of these changes, if enacted in whole or in part, could increase our worldwide effective tax rate and harm our operating result, financial condition, and cash flows. Implementation of the BEPS inclusive framework ("Inclusive Framework"), including potential incremental taxes under a new global minimum tax framework known as Pillar Two, is effective in most jurisdictions for fiscal years beginning on or after January 1, 2024. The first fiscal year for which NetApp will be potentially subject to additional taxes under the Inclusive Framework is fiscal year 2025.

Our effective tax rate could also be adversely affected by changes in tax laws and regulations and interpretations of such laws and regulations, which in turn would negatively impact our earnings and cash and cash equivalent balances we currently maintain. Additionally, our effective tax rate could also be adversely affected if there is a change in international operations, our tax structure and how our operations are managed and structured, and as a result, we could experience harm to our operating results and financial condition. For example, on August 16, 2022, the U.S. enacted the Inflation Reduction Act, which includes a corporate minimum tax and a 1% excise tax on net stock repurchases. We continue to evaluate the impacts of changes in tax laws and regulations on our business.

We are routinely subject to income tax audits in the U.S. and several foreign tax jurisdictions. If the ultimate determination of income taxes or at-source withholding taxes assessed under these audits results in amounts in excess of the tax provision we have recorded or reserved for, our operating results, financial condition and cash flows could be adversely affected.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 1C. *Cybersecurity*

Risk Management and Strategy

The Company regularly assesses risks from cybersecurity threats, monitors its information systems for potential vulnerabilities, and tests those systems pursuant to the Company's cybersecurity policies, standards, processes and practices, which are integrated into the Company's overall risk management system. To protect the Company's information systems from cybersecurity threats, the Company uses various security technologies and tools that help the Company identify, escalate, investigate, manage, resolve and recover from security incidents in a timely manner. These efforts include:

- ongoing collection of threat intelligence and environment awareness through monitoring,

- data protection management and vulnerability monitoring through data loss prevention and exfiltration tools,

- cybersecurity risk management processes and practices,

- control assurance,

- secure development of new products,

- identity and access management,

- incident response, auditing and monitoring, and

- maintaining a 24x7 security operations center to allow for always available incident response.

The Company takes a risk-based approach to cybersecurity and has implemented cybersecurity policies throughout its operations that are designed to address cybersecurity threats and incidents. In particular, the Company follows an incident escalation process that is incorporated into our incident and risk management processes. In the event we identify a cybersecurity incident, our senior management, consisting of the Chief Financial Officer, Chief Security Officer (CSO), and Chief Legal Officer, review the facts and circumstances involved in such cybersecurity incident, or series of related cybersecurity incidents.

The Company partners with third parties to assess the effectiveness of our cybersecurity prevention and response systems and processes, including third-party review of the Company's Information Security Management System for ISO 27001 controls, assessment of the Company's cloud products and managed services according to the American Institute of CPAs (AICPA) Service Organization Control (SOC) Audit Type II, and new product validation as part of the Company's secure development lifecycle. The Company additionally engages third-party providers in support of endpoint detection and responses, data loss prevention efforts, and incident management efforts.

To date, the Company is not aware of cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. For additional discussion of cybersecurity risks and potential related impacts on the Company, refer to the risk factors in Part I, Item 1A. "Risk Factors," including "If a material cybersecurity or other security breach impacts our services or occurs on our systems, within our supply chain, or on our end-user customer systems, or if stored data is improperly accessed, customers may reduce or cease using our solutions, our reputation may be harmed and we may incur significant liabilities."

Governance

Our Board of Directors oversees the Company's risk management process, including cybersecurity risks, directly and through its committees. The Audit Committee of the Board of Directors oversees the Company's risk management program, which focuses on the most significant risks the Company faces in the short-, intermediate-, and long-term timeframes. The Company's CSO regularly updates each of the Board of Directors and the Audit Committee at least twice a year. Such updates include a review of cybersecurity risks affecting the company, related metrics, and any incidents or issues that require attention from the Board of Directors.

The CSO provides leadership, strategic direction, and oversight for NetApp's Global Security Risk and Compliance functions and security program. Global Security executives oversee management of risks and track projects progress, remediations, and any issues related to cybersecurity risks.

NetApp's CSO, in coordination with the Chief Information Security Officer (CISO) is responsible for leading the assessment and management of cybersecurity risks. The current CSO and CISO each have over 30 years of experience in IT and information security.

The CSO and CISO stay informed on information security risks through regular meetings on key cybersecurity projects and KPIs. Updates are communicated to the Global Security Steering Committee, which provides quarterly reports to the Board of Directors and to the Audit Committee.

Item 2. *Properties*

We owned or leased, domestically and internationally, the following properties as of April 26, 2024.

We own approximately 0.8 million square feet of facilities in Research Triangle Park (RTP), North Carolina. In addition, we own 65 acres of undeveloped land. The RTP site supports research and development, global services and sales and marketing.

We own approximately 0.7 million square feet of facilities in Bangalore, India on 14 acres of land. The Bangalore site supports research and development, marketing and global services.

We lease approximately 0.3 million square feet of office space for our corporate headquarters located in San Jose, California. The San Jose site supports research and development, corporate general administration, sales and marketing, global services and operations.

We lease approximately 1.2 million square feet in other sales offices and research and development facilities throughout the U.S. and internationally. We expect that our existing facilities and those being developed worldwide are suitable and adequate for our requirements over at least the next two years.

Item 3. *Legal Proceedings*

For a discussion of legal proceedings, see Note 17 – Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock is traded on the NASDAQ Stock Market LLC (NASDAQ) under the symbol NTAP.

Price Range of Common Stock

The price range per share of common stock presented below represents the highest and lowest intraday sales prices for the Company's common stock on the NASDAQ during each quarter of our two most recent fiscal years.

	Fiscal 2024				Fiscal 2023			
	High		Low		High		Low	
First Quarter	$	80.53	$	61.54	$	76.73	$	61.26
Second Quarter	$	80.02	$	71.25	$	79.09	$	60.56
Third Quarter	$	91.76	$	70.82	$	75.19	$	58.08
Fourth Quarter	$	112.48	$	83.80	$	69.75	$	59.74

Holders

As of May 30, 2024 there were approximately 418 holders of record of our common stock.

Dividends

The Company paid cash dividends of $0.50 per outstanding common share in each quarter of fiscal 2024, 2023 and 2022 for an aggregate of $416 million, $432 million and $446 million, respectively. In the first quarter of fiscal 2025, the Company declared a cash dividend of $0.52 per share of common stock, payable on July 24, 2024 to shareholders of record as of the close of business on July 5, 2024.

Performance Graph

The following graph shows a comparison of cumulative total shareholder return, calculated on a dividend reinvested basis, of an investment of $100 for the Company, the S&P 500 Index, the S&P 500 Information Technology Index and the S&P 1500 Technology Hardware & Equipment Index for the five years ended April 26, 2024. The comparisons in the graphs below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock. The graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any past or future filing with the SEC, except to the extent that such filing specifically states that such graph and related information are incorporated by reference into such filing.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
Among NetApp, Inc., the S&P 500 Index, the S&P 500 Information Technology Index and the S&P 1500 Technology Hardware & Equipment Index*



*$100 invested on April 26, 2019 in stock or index, including reinvestment of dividends. Data points are the last day of each fiscal year for the Company's common stock and each of the indexes.

	April 2019	April 2020	April 2021	April 2022	April 2023	April 2024
NetApp, Inc.	$ 100.00	$ 62.12	$ 111.64	$ 112.07	$ 99.26	$ 163.77
S&P 500 Index	$ 100.00	$ 98.44	$ 147.55	$ 147.87	$ 151.80	$ 188.57
S&P 500 Information Technology Index	$ 100.00	$ 114.63	$ 182.34	$ 185.80	$ 200.80	$ 281.12
S&P 1500 Technology Hardware & Equipment Index	$ 100.00	$ 114.36	$ 203.35	$ 231.39	$ 245.65	$ 260.23

We believe that a number of factors may cause the market price of our common stock to fluctuate significantly. See Item 1A. – Risk Factors.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information with respect to the shares of common stock repurchased by us during the three months ended April 26, 2024:

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under The Repurchase Program
	(Shares in thousands)			(Shares in thousands)	(Dollars in millions)
January 27, 2024 - February 23, 2024	322	$	87.64	370,887	$ 574
February 24, 2024 - March 22, 2024	323	$	97.82	371,210	$ 542
March 23, 2024 - April 26, 2024	389	$	103.09	371,599	$ 502
Total	1,034	$	96.63		

In May 2003, our Board of Directors approved a stock repurchase program. As of April 26, 2024, our Board of Directors had authorized the repurchase of up to $16.1 billion of our common stock, and on May 23, 2024, authorized an additional $1.0 billion. Since inception of the program through April 26, 2024, we repurchased a total of 372 million shares of our common stock for an aggregate purchase price of $15.6 billion. Under this program, we may purchase shares of our outstanding common stock through solicited or unsolicited transactions in the open market, in privately negotiated transactions, through accelerated share repurchase programs, pursuant to a Rule 10b5-1 plan or in such other manner as deemed appropriate by our management. The stock repurchase program may be suspended or discontinued at any time.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read together with the financial statements and the accompanying notes set forth under Part II, Item 8. – Financial Statements and Supplementary Data. The following discussion also contains trend information and other forward-looking statements that involve a number of risks and uncertainties. The Risk Factors set forth in Part I, Item 1A. – Risk Factors are hereby incorporated into the discussion by reference.

Executive Overview

Our Company

NetApp makes data infrastructure intelligent by combining unified data storage, integrated data services, and CloudOps solutions. We create silo-free infrastructure, and harness observability and artificial intelligence to enable seamless data management across environments to help our customers achieve their business priorities. No matter the data type, workload, or environment, with NetApp customers can modernize their data infrastructure and better leverage their data to accelerate innovation, improve operations, and drive competitive advantage.

Our unified data storage delivers flexibility by enabling customers to store any data type and power any workload, simply and consistently on a single storage operating system, optimized for cloud and flash. As the only enterprise-grade storage service natively embedded in the world's largest clouds, our data storage powers any data across AWS, Microsoft Azure, and Google Cloud. Our integrated data services enable active data management through superior data security, protection, governance, and sustainability. Our CloudOps solutions enable adaptive operations across infrastructure, applications, and teams.

Our operations are organized into two segments: Hybrid Cloud and Public Cloud.

Hybrid Cloud offers a unified data storage portfolio of storage management and infrastructure solutions that help customers modernize their data centers. With the power of on-premises, private cloud and public cloud capabilities to assist customers in modernizing applications with a single solution that supports file, block, and object storage, we deliver a data infrastructure solution for all environments and workloads. Our Hybrid Cloud portfolio supports structured and unstructured data with unified storage optimized for flash, disk, and cloud storage to handle data-intensive workloads and applications. Hybrid Cloud is composed of software, hardware, and related support, as well as professional and other services.

Public Cloud offers a portfolio of products delivered primarily as-a-service, including related support. This portfolio includes cloud storage and CloudOps services. As the only provider of enterprise-grade storage services natively embedded in the world's largest public cloud providers, NetApp helps organizations harness the power of their data and applications. NetApp's CloudOps solutions leverage AI to maximize productivity across infrastructure and applications, boost team productivity, and reduce operations costs. These solutions and services are generally available on the leading public clouds, including Amazon AWS**,** Microsoft Azure, and Google Cloud Platform.

Global Business Environment

Macroeconomic Conditions

Continuing economic uncertainty, political conditions and fiscal challenges in the U.S. and abroad have resulted and may continue to result in adverse macroeconomic conditions, including inflation, rising interest rates, foreign exchange volatility, slower growth and possibly a recession. In particular, in fiscal 2024, we continued to experience a weakened demand environment, characterized by cloud optimizations and increased budget scrutiny, which resulted in smaller deal sizes, longer selling cycles, and the delay of some deals.

If these macroeconomic uncertainties persist or worsen in fiscal 2025, we may observe a further reduction in customer demand for our offerings, which could impact our operating results.

Supply Chain

Supply chain constraints, which substantially began to impact us in the first half of fiscal 2023, led to elevated product component and freight costs during fiscal 2023. Comparatively, the supply chain substantially improved during fiscal 2024, resulting in lower costs.

Financial Results and Key Performance Metrics Overview

The following table provides an overview of key financial metrics for each of the last three fiscal years (in millions, except per share amounts and percentages):

	Year Ended					
	April 26, 2024		April 28, 2023		April 29, 2022	
Net revenues	$	6,268	$	6,362	$	6,318
Gross profit	$	4,433	$	4,209	$	4,220
Gross margin		71%		66%		67%
Income from operations	$	1,214	$	1,018	$	1,157
Income from operations as a percentage of net revenues		19%		16%		18%
Provision (benefit) for income taxes	$	277	$	(208)	$	158
Net income	$	986	$	1,274	$	937
Diluted net income per share	$	4.63	$	5.79	$	4.09
Net cash provided by operating activities	$	1,685	$	1,107	$	1,211

	April 26, 2024		April 28, 2023	
Deferred revenue and financed unearned services revenue	$	4,234	$	4,313

- *Net revenues*: Our net revenues decreased approximately 1% in fiscal 2024 compared to fiscal 2023, due to a decrease in product revenues, partially offset by an increase in services revenues.

- *Gross margin:* Our gross margin increased five percentage points in fiscal 2024 compared to fiscal 2023, due to the increase in gross margins on product revenues.

- *Income from operations as a percentage of net revenues:* Our income from operations as a percentage of net revenues increased by three percentage points in fiscal 2024 compared to fiscal 2023, primarily due to a higher gross margin.

- *Provision (benefit) for income taxes:* We had a provision from income taxes in fiscal 2024, compared to a benefit from income taxes in fiscal 2023, due to a discrete tax benefit of $524 million in fiscal 2023 that resulted from an intra-entity asset transfer of certain intellectual property.

- *Net income and Diluted net income per share:* The decrease in both net income and diluted net income per share in fiscal 2024 compared to fiscal 2023 reflect the factors discussed above. Lower net income in fiscal 2024 compared to fiscal 2023 unfavorably impacted diluted net income per share.

Stock Repurchase Program and Dividend Activity

During fiscal 2024, we repurchased approximately 12 million shares of our common stock at an average price of $77.87 per share, for an aggregate purchase price of $900 million. We also declared aggregate cash dividends of $2.00 per share in fiscal 2024, for which we paid a total of $416 million.

Restructuring Events

During fiscal 2024, we executed two restructuring plans and recognized expenses totaling $44 million consisting primarily of employee severance-related costs and lease termination costs.

Results of Operations

Our fiscal year is reported on a 52- or 53-week year that ends on the last Friday in April. An additional week is included in the first fiscal quarter approximately every six years to realign fiscal months with calendar months. Fiscal years 2024, 2023 and 2022, which ended on April 26, 2024, April 28, 2023 and April 29, 2022, respectively, are all 52-week years, with 13 weeks in each of their quarters. Unless otherwise stated, references to particular years, quarters, months and periods refer to our fiscal years ended in April and the associated quarters, months and periods of those fiscal years.

The following table sets forth certain Consolidated Statements of Income data as a percentage of net revenues for the periods indicated:

	Fiscal Year		
	2024	2023	2022
Revenues:			
Product	45%	48%	52%
Services	55	52	48
Net revenues	100	100	100
Cost of revenues:			
Cost of product	18	24	25
Cost of services	11	10	9
Gross profit	71	66	67
Operating expenses:			
Sales and marketing	29	29	29
Research and development	16	15	14
General and administrative	5	4	4
Restructuring charges	1	2	1
Acquisition-related expense	—	—	—
Total operating expenses	51	50	48
Income from operations	19	16	18
Other income (expense), net	1	1	(1)
Income before income taxes	20	17	17
Provision (benefit) for income taxes	4	(3)	3
Net income	16%	20%	15%

Percentages may not add due to rounding

Discussion and Analysis of Results of Operations

Net Revenues (in millions, except percentages):

	Fiscal Year				
	2024	2023	% Change	2022	% Change
Net revenues	$ 6,268	$ 6,362	(1)%	$ 6,318	1%

The decrease in net revenues for fiscal 2024 compared to fiscal 2023 was due to a decrease in product revenues partially offset by an increase in services revenues. Product revenues as a percentage of net revenues decreased by approximately three percentage points in fiscal 2024 compared to fiscal 2023, while services revenues as a percentage of net revenues increased by approximately three percentage points.

The increase in net revenues for fiscal 2023 compared to fiscal 2022 was due to an increase in services revenue partially offset by a decrease in product revenues. Product revenues as a percentage of net revenues decreased by approximately four percentage points in fiscal 2023 compared to fiscal 2022, while services revenues as a percentage of net revenues increased by approximately four percentage points. Fluctuations in foreign currency exchange rates adversely impacted net revenues percent growth by approximately four percentage points in fiscal 2023 compared to fiscal 2022.

Sales through our indirect channels represented 76%, 78% and 77% of net revenues in fiscal 2024, 2023 and 2022, respectively.

The following customers, each of which is a distributor, accounted for 10% or more of net revenues:

	Fiscal Year		
	2024	2023	2022
Arrow Electronics, Inc.	22%	24%	24%
TD Synnex Corporation (previously presented as Tech Data Corporation)	22%	21%	21%

Product Revenues (in millions, except percentages):

	Fiscal Year				
	2024	2023	% Change	2022	% Change
Product revenues	$ 2,849	$ 3,049	(7)%	$ 3,284	(7)%
Hardware (Non-GAAP)	1,251	1,251	—%	1,358	(8)%
Software (Non-GAAP)	1,598	1,798	(11)%	1,926	(7)%

Hybrid Cloud

Product revenues are derived through the sale of our Hybrid Cloud solutions and consist of sales of configured all-flash array systems (including All-Flash FAS A-Series and All-Flash FAS C-Series with capacity flash) and hybrid systems, which are bundled hardware and software products, as well as add-on flash, disk and/or hybrid storage and related OS, StorageGrid, OEM products, NetApp HCI and add-on optional software.

In order to provide visibility into the value created by our software innovation and R&D investment, we disclose the software and hardware components of our product revenues. Software product revenues includes the OS software and optional add-on software solutions attached to our systems across our entire product set, while hardware product revenues include the non-software component of our systems across the entire set. Because our revenue recognition policy under GAAP defines a configured storage system, inclusive of the operating system software essential to its functionality, as a single performance obligation, the hardware and software components of our product revenues are considered non-GAAP measures. The hardware and software components of our product revenues are derived from an estimated fair value allocation of the transaction price of our contracts with customers, down to the level of the product hardware and software components. This allocation is primarily based on the contractual prices at which NetApp has historically billed customers for such respective components.

Total product revenues decreased in fiscal 2024 compared to fiscal 2023, primarily due to lower sales of hybrid systems due to softening customer demand, partially offset by an increase in sales of C-Series all-flash array systems.

Total product revenues decreased in fiscal 2023 compared to fiscal 2022, primarily due to lower sales of A-Series all-flash array systems, as a result of softening customer demand. Product revenues were also unfavorably impacted by foreign exchange rate fluctuations. These decreases were partially offset by an increase in sales of hybrid systems.

Revenues from the hardware component of product revenues represented 44%, 41% and 41% of product revenues in fiscal 2024, 2023 and 2022, respectively. The software component of product revenues represented 56%, 59% and 59% of product revenues in fiscal 2024, 2023 and 2022, respectively. The decrease in the software component percentage of product revenues in fiscal 2024 as compared to fiscal 2023 was primarily due to the mix of systems sold. The software component percentage of product revenues remained relatively flat in fiscal 2023 as compared to fiscal 2022 despite the decrease in sales of A-Series all-flash array systems, which contain a higher proportion of software components than other Hybrid Cloud products, primarily due to the mix of other Hybrid Cloud products sold.

Services Revenues (in millions, except percentages):

	Fiscal Year				
	2024	2023	% Change	2022	% Change
Services revenues	$ 3,419	$ 3,313	3%	$ 3,034	9%
Support	2,488	2,419	3%	2,344	3%
Professional and other services	320	319	—%	294	9%
Public cloud	611	575	6%	396	45%

Hybrid Cloud

Hybrid Cloud services revenues are derived from the sale of: (1) support, which includes both hardware and software support contracts (the latter of which entitle customers to receive unspecified product upgrades and enhancements, bug fixes and patch releases), and (2) professional and other services, which include customer education and training.

Support revenues increased in fiscal 2024 compared to fiscal 2023 as a result of a higher aggregate support contract value for our installed base.

Support revenues increased in fiscal 2023 compared to fiscal 2022, despite the unfavorable impact from foreign exchange rate fluctuations, primarily due to a higher aggregate support contract value for our installed base during fiscal 2023.

Professional and other services revenues remained relatively flat in fiscal 2024 compared to fiscal 2023. The increase in fiscal 2023 compared to fiscal 2022 was primarily due to an increase in other services revenues.

Public Cloud

Public Cloud revenues are derived from the sale of public cloud offerings delivered primarily as-a-service, which include cloud storage and data services, and cloud operations services.

Public Cloud revenues increased in fiscal 2024 and fiscal 2023 compared to the respective prior years primarily due to growing customer demand for NetApp's diversified cloud offerings, coupled with overall growth in the cloud market. The acquisitions of Instaclustr early in the first quarter of fiscal 2023 and CloudCheckr, Inc. (CloudCheckr) in the third quarter of fiscal 2022 also contributed to the increase in Public Cloud revenues in fiscal 2023 compared to fiscal 2022.

Revenues by Geographic Area:

	Fiscal Year		
	2024	**2023**	**2022**
United States, Canada and Latin America (Americas)	51%	51%	53%
Europe, Middle East and Africa (EMEA)	34%	34%	32%
Asia Pacific (APAC)	15%	15%	15%

Percentages may not add due to rounding

Effective in fiscal 2024, management began evaluating revenues by geographic region based on the location to which products and services are delivered, rather than based on the location from which the customer relationship is managed. Prior year numbers have been recast to conform to the current year presentation.

Americas revenues consist of sales to Americas commercial and United States (U.S.) public sector markets. Demand across geographies was relatively consistent in fiscal 2024 compared to fiscal 2023. Americas revenues were negatively impacted by adverse macroeconomic conditions which resulted in a weakened demand environment in fiscal 2023 compared to fiscal 2022, which continued into fiscal 2024.

Cost of Revenues

Our cost of revenues consists of:

(1) cost of product revenues, composed of (a) cost of Hybrid Cloud product revenues, which includes the costs of manufacturing and shipping our products, inventory write-downs, and warranty costs, and (b) unallocated cost of product revenues, which includes stock-based compensation and amortization of intangibles, and;

(2) cost of services revenues, composed of (a) cost of support revenues, which includes the costs of providing support activities for hardware and software support, global support partnership programs, and third party royalty costs, (b) cost of professional and other services revenues, (c) cost of public cloud revenues, constituting the cost of providing our Public Cloud offerings which includes depreciation and amortization expense and third party datacenter fees, and (d) unallocated cost of services revenues, which includes stock-based compensation and amortization of intangibles.

Cost of Product Revenues (in millions, except percentages):

	Fiscal Year					
	2024	**2023**	**% Change**	**2022**	**% Change**
Cost of product revenues	$ 1,137	$ 1,517	(25)%	$ 1,554	(2)%
Hybrid Cloud	1,131	1,511	(25)%	1,541	(2)%
Unallocated	6	6	—%	13	(54)%

Hybrid Cloud

Cost of Hybrid Cloud product revenues represented 40%, 50% and 47% of Hybrid Cloud product revenues in fiscal 2024, 2023 and 2022, respectively. Materials costs represented 88%, 94% and 93% of cost of Hybrid Cloud product revenues in fiscal 2024, 2023 and 2022, respectively.

Materials costs decreased by approximately $418 million in fiscal 2024 compared to fiscal 2023 reflecting lower component and freight costs as a result of supply chain improvements. Materials costs were also impacted by the decrease in product revenues in fiscal 2024.

Hybrid Cloud gross margins increased by approximately ten percentage points in fiscal 2024 compared to fiscal 2023 primarily due to lower component and freight costs.

Materials costs were approximately flat in fiscal 2023 compared to fiscal 2022 reflecting the decrease in product revenues, offset by higher component and freight costs as a result of supply chain challenges.

Hybrid Cloud gross margins decreased by approximately three percentage points in fiscal 2023 compared to fiscal 2022 primarily due to higher component and freight costs and the adverse impacts of fluctuations in foreign currency exchange rates.

Unallocated

Unallocated cost of product revenues remained relatively flat in fiscal 2024 compared to fiscal 2023 while they decreased in fiscal 2023 compared to fiscal 2022 due to certain intangible assets becoming fully amortized.

Cost of Services Revenues (in millions, except percentages):

			Fiscal Year			
	2024	2023	% Change	2022	% Change	
Cost of services revenues	$ 698	$ 636	10%	$ 544	17%	
Support	195	181	8%	184	(2)%	
Professional and other services	243	211	15%	205	3%	
Public cloud	203	184	10%	118	56%	
Unallocated	57	60	(5)%	37	62%	

Hybrid Cloud

 Cost of Hybrid Cloud services revenues, which are composed of the costs of support and professional and other services, increased in fiscal 2024 and fiscal 2023 compared to the respective prior years reflecting the increase in Hybrid Cloud services revenues. Cost of Hybrid Cloud services revenues represented 16%, 14% and 15% of Hybrid Cloud services revenues in fiscal 2024, 2023 and 2022, respectively.

Hybrid Cloud support gross margins were similar in fiscal 2024, fiscal 2023 and fiscal 2022. Hybrid Cloud professional and other services gross margins decreased by approximately ten percentage points in fiscal 2024 compared to fiscal 2023 while they increased by approximately four percentage points in fiscal 2023 compared to fiscal 2022 primarily due to the mix of services provided.

Public Cloud

Cost of Public Cloud revenues increased in fiscal 2024 and in fiscal 2023 compared to the respective prior years, reflecting the increase in Public Cloud revenues in each period. Public Cloud gross margins decreased by one percentage point in fiscal 2024 and two percentage points in fiscal 2023 compared to the respective prior years primarily due to the mix of offerings provided.

Unallocated

Unallocated cost of services revenues decreased in fiscal 2024 compared to fiscal 2023 due to certain intangible assets becoming fully amortized during the first quarter of fiscal 2024. Unallocated cost of services revenues increased in fiscal 2023 compared to fiscal 2023 due to our acquisitions of Instaclustr early in the first quarter of fiscal 2023 and CloudCheckr in the third quarter of fiscal 2022, which resulted in higher amortization expense from acquired intangible assets.

Operating Expenses

Sales and Marketing, Research and Development and General and Administrative Expenses

Sales and marketing, research and development, and general and administrative expenses for fiscal 2024 totaled $3,165 million, or 50% of net revenues, representing an increase of two percentage points compared to fiscal 2023.

Sales and marketing, research and development, and general and administrative expenses for fiscal 2023 totaled $3,050 million, or 48% of net revenues, relatively consistent with fiscal 2022. While fluctuations in foreign currency exchange rates adversely impacted net revenues in fiscal 2023 compared to fiscal 2022, they favorably impacted sales and marketing, research and development and general and administrative expenses by approximately 3% in fiscal 2023.

Compensation costs represent the largest component of operating expenses. Included in compensation costs are salaries, benefits, other compensation-related costs, stock-based compensation expense and employee incentive compensation plan costs.

Total compensation costs included in sales and marketing, research and development and general and administrative expenses increased by $115 million, or 6%, during fiscal 2024 compared to fiscal 2023, primarily due to higher incentive compensation expense reflecting higher operating performance against goals. The increase was partially offset by lower salaries expense, reflecting a decrease in average headcount of 7%.

Total compensation costs included in sales and marketing, research and development and general and administrative expenses increased by $101 million, or 6%, during fiscal 2023 compared to fiscal 2022, primarily due to higher salaries, benefits and stock-based compensation expense, reflecting an increase in average headcount of 8%. The increase was partially offset by lower incentive compensation expense.

Sales and Marketing (in millions, except percentages):

	Fiscal Year				
	2024	2023	% Change	2022	% Change
Sales and marketing expenses	$ 1,828	$ 1,829	—%	$ 1,857	(2)%

Sales and marketing expenses consist primarily of compensation costs, commissions, outside services, facilities and IT support costs, advertising and marketing promotional expense and travel and entertainment expense. The changes in sales and marketing expenses consisted of the following (in percentage points of the total change):

	Fiscal 2024 to Fiscal 2023	Fiscal 2023 to Fiscal 2022
Compensation costs	—	2
Commissions	—	(3)
Advertising and marketing promotional expense	—	(2)
Travel and entertainment	—	1
Total change	—	(2)

All primary components of sales and marketing expenses were relatively consistent in fiscal 2024 compared to fiscal 2023.

The increase in compensation costs for fiscal 2023 compared to fiscal 2022 reflected an increase in average headcount of approximately 6%. The impact of the increase in headcount was partially offset by lower incentive compensation expense and the impact of foreign exchange rate fluctuations.

The decrease in commissions expense for fiscal 2023 compared to fiscal 2022 was primarily due to lower performance against sales goals.

Advertising and marketing promotional expense decreased in fiscal 2023 compared to fiscal 2022, primarily due to lower spending on certain marketing programs.

Travel and entertainment expense increased in fiscal 2023 compared to fiscal 2022, as COVID-19 related travel restrictions eased.

Research and Development (in millions, except percentages):

	Fiscal Year				
	2024	2023	% Change	2022	% Change
Research and development expenses	$ 1,029	$ 956	8%	$ 881	9%

Research and development expenses consist primarily of compensation costs, facilities and IT support costs, depreciation, equipment and software related costs, prototypes, non-recurring engineering charges and other outside services costs. Changes in research and development expenses consisted of the following (in percentage points of the total change):

	Fiscal 2024 to Fiscal 2023	Fiscal 2023 to Fiscal 2022
Compensation costs	8	8
Development projects and outside services	—	1
Total change	8	9

The increase in compensation costs for fiscal 2024 compared to fiscal 2023 was due to higher incentive compensation expense and stock-based compensation expense, partially offset by lower salaries expense, reflecting a decrease in average headcount of 5%.

The increase in compensation costs for fiscal 2023 compared to fiscal 2022 was primarily attributable to an increase in average headcount of 11%. The impact of the increase in headcount was partially offset by lower incentive compensation expense and the impact of foreign exchange rate fluctuations. The increase in development projects and outside services for fiscal 2023 compared to fiscal 2022 was primarily due to the higher spending on certain engineering projects.

General and Administrative (in millions, except percentages):

	Fiscal Year				
	2024	2023	% Change	2022	% Change
General and administrative expenses	$ 308	$ 265	16%	$ 279	(5)%

General and administrative expenses consist primarily of compensation costs, professional and corporate legal fees, outside services and facilities and IT support costs. Changes in general and administrative expense consisted of the following (in percentage points of the total change):

	Fiscal 2024 to Fiscal 2023	Fiscal 2023 to Fiscal 2022
Compensation costs	14	(1)
Professional and legal fees and outside services	1	1
Facilities and IT support costs	—	(5)
Other	1	—
Total change	16	(5)

The increase in compensation costs in fiscal 2024 compared to fiscal 2023 was attributable to increases in all components of compensation costs, but primarily incentive compensation expense. The increase in professional and legal fees and outside services expense in fiscal 2024 was primarily due to higher spending on certain business transformation projects.

The decrease in compensation costs in fiscal 2023 compared to fiscal 2022 was primarily attributable to lower incentive compensation expense, partially offset by the increase in salaries and stock-based compensation expenses. The increases in professional and legal fees and outside services expense in fiscal 2023 were primarily due to higher spending on certain business transformation projects. The decrease in facilities and IT support costs in fiscal 2023 was primarily related to lower spending for certain IT projects.

Restructuring Charges (in millions, except percentages):

	Fiscal Year				
	2024	2023	% Change	2022	% Change
Restructuring charges	$ 44	$ 120	(63)%	$ 33	264%

In an effort to reduce our cost structure and redirect resources to our highest return activities, in fiscal 2024, 2023 and 2022, we initiated a number of business realignment plans designed to streamline our business and focus on key strategic opportunities. These plans resulted in aggregate reductions of our global workforce of approximately 2% in fiscal 2024, 9% in fiscal 2023, and 1% in fiscal 2022, and aggregate charges of $44 million, $120 million, and $33 million, respectively, consisting primarily of employee severance-related costs. Additionally, the aggregate charges for fiscal 2024 included optimization of our global office space for our hybrid work model, while the aggregate charges in fiscal 2023 and fiscal 2022 included legal and tax-related consulting fees associated with the establishment of an international headquarters in Cork, Ireland. See Note 12 – Restructuring Charges of the Notes to Consolidated Financial Statements included in Part II, Item 8 for more details regarding our restructuring plans.

Acquisition-related Expense (in millions, except percentages):

	Fiscal Year					
	2024	2023	% Change	2022	% Change
Acquisition-related expense	$ 10	$ 21	(52)%	$ 13	62%

We incurred $10 million, $21 million and $13 million of acquisition-related expenses, primarily consisting of legal and consulting fees, in fiscal 2024, fiscal 2023 and fiscal 2022, respectively, associated with our acquisitions and subsequent integrations.

Other Income (Expense), Net (in millions, except percentages)

The components of other income (expense), net were as follows:

	Fiscal Year					
	2024	2023	% Change	2022	% Change
Interest income	$ 112	$ 69	62%	$ 7	886%
Interest expense	(64)	(67)	(4)%	(73)	(8)%
Other, net	1	46	NM	4	NM
Total	$ 49	$ 48	NM	$ (62)	NM

NM - Not Meaningful

Interest income increased in fiscal 2024 and fiscal 2023 compared to previous years was primarily due to higher yields earned on our cash and investments.

Interest expense decreased in fiscal 2024 and fiscal 2023 compared to previous years due to the extinguishment of certain senior notes in the second quarter of fiscal 2023.

Other, net for fiscal 2023 includes $22 million of other income for non-refundable, up-front payments from customers in Russia for support contracts, which we were not able to fulfill due to imposed sanctions and for which we have no remaining legal obligation to perform. Other, net for fiscal 2023 also includes a $32 million gain recognized on our sale of a minority equity interest in a privately held company for proceeds of approximately $59 million. The remaining differences in Other, net for fiscal 2024 compared to fiscal 2023, and for fiscal 2023 compared to fiscal 2022, are primarily due to differences in foreign exchange gains and losses in each fiscal year.

Provision (Benefit) for Income Taxes (in millions, except percentages):

	Fiscal Year					
	2024	2023	% Change	2022	% Change
Provision (benefit) for income taxes	$ 277	$ (208)	(233)%	$ 158	(232)%

Our effective tax rate for fiscal 2024 was 21.9% compared to (19.5)% in fiscal 2023 and 14.4% in fiscal 2022. The differences in the effective tax rates between fiscal years were primarily due to fiscal 2023 benefits resulting from an intra-entity asset transfer of certain IP, partially offset by discrete tax expense recorded as a result of the Danish Supreme Court ruling received January 9, 2023.

During fiscal 2023, we completed an intra-entity asset transfer of certain IP to our international headquarters (the "IP Transfer"). The transaction resulted in a step-up of tax-deductible basis in the transferred assets, and accordingly, created a temporary difference where the tax basis exceeded the financial statement basis of such intangible assets, which resulted in the recognition of a discrete tax benefit and related deferred tax asset of $524 million during the second quarter of fiscal 2023. Management applied significant judgment when determining the fair value of the IP, which serves as the tax basis of the deferred tax asset. With the assistance of third-party valuation specialists, the fair value of the IP was determined principally based on the present value of projected cash flows related to the IP which reflects management's assumptions regarding projected revenues, earnings before interest and taxes, and a discount rate. The tax-deductible amortization related to the transferred IP rights will be recognized in future periods and any amortization that is unused in a particular year can be carried forward indefinitely. The deferred tax asset and the tax benefit were measured based on the enacted tax rates expected to apply in the years the asset is expected to be realized. We expect to realize the deferred tax asset resulting from the IP Transfer and will assess the realizability of the deferred tax asset quarterly. Any Organisation for Economic Co-operation and Development's ("OECD") actions adopted internationally could impact our financial results in future periods. The impact of the transaction to net cash provided by or used in operating, investing and financing activities on the consolidated statements of cash flows during fiscal 2023 was not material.

During fiscal 2023, the Danish Supreme Court issued a non-appealable ruling on the distributions declared in 2005 and 2006. The Danish Supreme Court ruled the 2005 dividend was subject to at-source dividend withholding tax while the smaller 2006 distribution would not be subject to withholding tax. During fiscal 2023, we recorded $69 million of tax expense, which includes $23 million of withholding tax and $46 million of interest.

Liquidity, Capital Resources and Cash Requirements

(In millions, except percentages)	April 26, 2024		April 28, 2023	
Cash, cash equivalents and short-term investments	$	3,252	$	3,070
Principal amount of debt	$	2,400	$	2,400

The following is a summary of our cash flow activities:

	Fiscal Year			
(In millions)	2024		2023	
Net cash provided by operating activities	$	1,685	$	1,107
Net cash used in investing activities		(735)		(1,390)
Net cash used in financing activities		(1,344)		(1,513)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(19)		(1)
Net change in cash, cash equivalents and restricted cash	$	(413)	$	(1,797)

As of April 26, 2024, our cash, cash equivalents and short-term investments totaled $3.3 billion, reflecting an increase of $0.2 billion from April 28, 2023. The increase was primarily due to $1.7 billion of cash generated from operating activities, partially offset by $900 million used to repurchase shares of our common stock, $416 million used for the payment of dividends, and $155 million in purchases of property and equipment. Net working capital was $791 million as of April 26, 2024, a reduction of $422 million when compared to April 28, 2023, primarily due to the reclassification of $400 million principal amount of our senior notes from long-term to current liabilities.

Cash Flows from Operating Activities

During fiscal 2024, we generated cash from operating activities of $1.7 billion, reflecting net income of $1.0 billion which was increased for non-cash depreciation and amortization expense of $255 million and non-cash stock-based compensation expense of $357 million.

Significant changes in assets and liabilities during fiscal 2024 included the following:

- *Accounts payable* increased by $123 million, primarily reflecting the timing of inventory purchases from, and payments to, our contract manufacturers.

- *Accrued expenses* increased by $113 million, primarily due to higher employee compensation accruals as of the end of fiscal 2024 compared to fiscal 2023 related to incentive compensation and commissions plans.

During fiscal 2023, we generated cash from operating activities of $1.1 billion, reflecting net income of $1.3 billion which was reduced by $606 million for non-cash deferred tax benefits and increased for non-cash depreciation and amortization expense of $248 million and non-cash stock-based compensation expense of $312 million.

Significant changes in assets and liabilities during fiscal 2023 included the following:

- *Accounts receivable* decreased $260 million, reflecting lower billing in the fourth quarter of fiscal 2023 compared to the fourth quarter of fiscal 2022.

- *Accounts payable* decreased by $207 million, primarily reflecting lower inventory purchases, and the timing of those purchases from, and payments to, our contract manufacturers.

- *Accrued expenses* decreased by $103 million, primarily due to employee compensation payments related to fiscal 2022 incentive compensation and commissions plans.

We expect that cash provided by operating activities may materially fluctuate in future periods due to a number of factors, including fluctuations in our operating results, shipping linearity, accounts receivable collections performance, inventory and supply chain management, vendor payment initiatives, and the timing and amount of compensation, income taxes and other payments.

Cash Flows from Investing Activities

During fiscal 2024, we used $580 million for the purchases of investments, net of maturities and sales, and $155 million for capital expenditures.

During fiscal 2023, we used $719 million for the purchases of investments, net of maturities and sales, paid $491 million, net of cash acquired, for a privately-held company and $239 million for capital expenditures. Additionally, we received proceeds of $59 million from the sale of one of our minority investments in fiscal 2023.

Cash Flows from Financing Activities

During fiscal 2024, cash flows used in financing activities totaled $1.3 billion and include $900 million for the repurchase of approximately 12 million shares of common stock, and $416 million for the payment of dividends.

During fiscal 2023, cash flows used in financing activities totaled $1.5 billion and include $850 million for the repurchase of approximately 13 million shares of common stock, $432 million for the payment of dividends and $250 million to redeem our Senior Notes due in December 2022.

Key factors that could affect our cash flows include changes in our revenue mix and profitability, our ability to effectively manage our working capital, in particular, accounts receivable, accounts payable and inventories, the timing and amount of stock repurchases and payment of cash dividends, the impact of foreign exchange rate changes, our ability to effectively integrate acquired products, businesses and technologies and the timing of repayments of our debt. Based on past performance and our current business outlook, we believe that our sources of liquidity, including cash, cash equivalents and short-term investments, cash generated from operations, and our ability to access capital markets and committed credit lines will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, cash dividends, contractual obligations, commitments, principal and interest payments on our debt and other liquidity requirements associated with operations and meet our cash requirements for at least the next 12 months and thereafter for the foreseeable future. However, in the event our liquidity is insufficient, we may be required to curtail spending and implement additional cost saving measures and restructuring actions or enter into new financing arrangements. We cannot be certain that we will continue to generate cash flows at or above current levels or that we will be able to obtain additional financing, if necessary, on satisfactory terms, if at all. For further discussion of factors that could affect our cash flows and liquidity requirements, see Part I, Item 1A. Risk Factors.

Liquidity

Our principal sources of liquidity as of April 26, 2024 consisted of cash, cash equivalents and short-term investments, cash we expect to generate from operations, and our commercial paper program and related credit facility.

Cash, cash equivalents and short-term investments consisted of the following (in millions):

	April 26, 2024	April 28, 2023
Cash and cash equivalents	$ 1,903	$ 2,316
Short-term investments	1,349	754
Total	$ 3,252	$ 3,070

As of April 26, 2024 and April 28, 2023, $2.1 billion and $2.2 billion, respectively, of cash, cash equivalents and short-term investments were held by various foreign subsidiaries and were generally based in U.S. dollar-denominated holdings, while $1.2 billion and $0.9 billion, respectively, were available in the U.S.

Our principal liquidity requirements are primarily to meet our working capital needs, support ongoing business activities, fund research and development, meet capital expenditure needs, invest in critical or complementary technologies through asset purchases and/or business acquisitions, service interest and principal payments on our debt, fund our stock repurchase program, and pay dividends, as and if declared. In the ordinary course of business, we engage in periodic reviews of opportunities to invest in or acquire companies or units in companies to expand our total addressable market, leverage technological synergies and establish new streams of revenue, particularly in our Public Cloud segment.

The principal objectives of our investment policy are the preservation of principal and maintenance of liquidity. We attempt to mitigate default risk by investing in high-quality investment grade securities, limiting the time to maturity and monitoring the counter-parties and underlying obligors closely. We believe our cash equivalents and short-term investments are liquid and accessible. We are not aware of any significant deterioration in the fair value of our cash equivalents or investments from the values reported as of April 26, 2024.

Our investment portfolio has been and will continue to be exposed to market risk due to trends in the credit and capital markets. We continue to closely monitor current economic and market events to minimize the market risk of our investment portfolio. We routinely monitor our financial exposure to both sovereign and non-sovereign borrowers and counterparties. We utilize a variety of planning and financing strategies in an effort to ensure our worldwide cash is available when and where it is needed. We also have an automatic shelf registration statement on file with the U.S. Securities and Exchange Commission (SEC). We may in the future offer an additional unspecified amount of debt, equity and other securities.

Senior Notes

The following table summarizes the principal amount of our Senior Notes as of April 26, 2024 (in millions):

	Amount
3.30% Senior Notes Due September 2024	$ 400
1.875% Senior Notes Due June 2025	750
2.375% Senior Notes Due June 2027	550
2.70% Senior Notes Due June 2030	700
Total	$ 2,400

Interest on the Senior Notes is payable semi-annually. For further information on the underlying terms, see Note 8 – Financing Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8.

Commercial Paper Program and Credit Facility

We have a commercial paper program (the "Program"), under which we may issue unsecured commercial paper notes. Amounts available under the Program may be borrowed, repaid and re-borrowed, with the aggregate face or principal amount of the notes outstanding under the Program at any time not to exceed $1.0 billion. The maturities of the notes can vary, but may not exceed 397 days from the date of issue. The notes are sold under customary terms in the commercial paper market and may be issued at a discount from par or, alternatively, may be sold at par and bear interest at rates dictated by market conditions at the time of their issuance. The proceeds from the issuance of the notes are used for general corporate purposes. No commercial paper notes were outstanding as of April 26, 2024.

In connection with the Program, we have a senior unsecured credit agreement with a syndicated group of lenders. The credit agreement, which was amended in May 2023 primarily to replace the London Interbank Offered Rate (LIBOR) with the Secured Overnight Financing Rate (SOFR) as the basis for establishing the interest rate applicable to certain borrowings under the agreement, provides for a $1.0 billion revolving unsecured credit facility, with a sublimit of $50 million available for the issuance of letters of credit on our behalf. The credit facility matures on January 22, 2026, with an option for us to extend the maturity date for two additional 1-year periods, subject to certain conditions. The proceeds of the loans may be used by us for general corporate purposes and as liquidity support for our existing commercial paper program. As of April 26, 2024, we were compliant with all associated covenants in the agreement. No amounts were drawn against this credit facility during any of the periods presented.

Capital Expenditure Requirements

We expect to fund our capital expenditures, including our commitments related to facilities, equipment, operating leases and internal-use software development projects over the next few years through existing cash, cash equivalents, investments and cash generated from operations. The timing and amount of our capital requirements cannot be precisely determined and will depend on a number of factors, including future demand for products, changes in the network storage industry, hiring plans and our decisions related to the financing of our facilities and equipment requirements. We anticipate capital expenditures for fiscal 2025 to be between $150 million and $200 million.

Transition Tax Payments

The Tax Cuts and Jobs Act of 2017 imposed a mandatory, one-time transition tax on accumulated foreign earnings and profits that had not previously been subject to U.S. income tax. As of April 26, 2024, outstanding payments related to the transition tax are estimated to be approximately $215 million of which $115 million and $100 million are expected to be paid during fiscal 2025 and fiscal 2026, respectively. During fiscal 2024, transition tax payments totaled $88 million. Our estimates for future transition tax payments, however, could change with further guidance or review from U.S. federal and state tax authorities or other regulatory bodies.

Dividends and Stock Repurchase Program

On May 23, 2024, we declared a cash dividend of $0.52 per share of common stock, payable on July 24, 2024 to holders of record as of the close of business on July 5, 2024.

As of April 26, 2024, our Board of Directors had authorized the repurchase of up to $16.1 billion of our common stock under our stock repurchase program. Under this program, we may purchase shares of our outstanding common stock through solicited or unsolicited transactions in the open market, in privately negotiated transactions, through accelerated share repurchase programs, pursuant to a Rule 10b5-1 plan or in such other manner as deemed appropriate by our management. The stock repurchase program may be suspended or discontinued at any time. Since the May 13, 2003 inception of this program through April 26, 2024, we repurchased a total of 372 million shares of our common stock at an average price of $42.04 per share, for an aggregate purchase price of $15.6 billion. As of April 26, 2024, the remaining authorized amount for stock repurchases under this program was $0.5 billion. On May 23, 2024 our Board of Directors authorized the repurchase of an additional $1.0 billion of our common stock.

Purchase Commitments

In the ordinary course of business, we make commitments to third-party contract manufacturers and component suppliers to manage manufacturer lead times and meet product forecasts, and to other parties, to purchase various key components used in the manufacture of our products. In addition, we have open purchase orders and contractual obligations associated with our ordinary course of business for which we have not yet received goods or services. These off-balance sheet purchase commitments totaled $0.8 billion at April 26, 2024, of which $0.6 billion is due in fiscal 2025, with the remainder due thereafter.

Financing Guarantees

While most of our arrangements for sales include short-term payment terms, from time to time we provide long-term financing to creditworthy customers. We have generally sold receivables financed through these arrangements on a non-recourse basis to third party financing institutions within 10 days of the contracts' dates of execution, and we classify the proceeds from these sales as cash flows from operating activities in our consolidated statements of cash flows. We account for the sales of these receivables as "true sales" as defined in the accounting standards on transfers of financial assets, as we are considered to have surrendered control of these financing receivables. We sold $67 million and $38 million of receivables during fiscal 2024 and 2023, respectively.

In addition, we enter into arrangements with leasing companies for the sale of our hardware systems products. These leasing companies, in turn, lease our products to end-users. The leasing companies generally have no recourse to us in the event of default by the end-user.

Some of the leasing arrangements described above have been financed on a recourse basis through third-party financing institutions. Under the terms of recourse leases, which are generally three years or less, we remain liable for the aggregate unpaid remaining lease payments to the third-party leasing companies in the event of end-user customer default. These arrangements are generally collateralized by a security interest in the underlying assets. As of April 26, 2024 and April 28, 2023, the aggregate amount by which such contingencies exceeded the associated liabilities was not significant. To date, we have not experienced significant losses under our lease financing programs or other financing arrangements.

We have entered into service contracts with certain of our end-user customers that are supported by third-party financing arrangements. If a service contract is terminated as a result of our non-performance under the contract or our failure to comply with the terms of the financing arrangement, we could, under certain circumstances, be required to acquire certain assets related to the service contract or to pay the aggregate unpaid payments under such arrangements. As of April 26, 2024, we have not been required to make any payments under these arrangements, and we believe the likelihood of having to acquire a material amount of assets or make payments under these arrangements is remote. The portion of the financial arrangement that represents unearned services revenue is included in deferred revenue and financed unearned services revenue in our consolidated balance sheets.

Legal Contingencies

We are subject to various legal proceedings and claims which arise in the normal course of business. See further details on such matters in Note 17 – Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP), which require management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, and the disclosure of contingent assets and liabilities. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe that the accounting estimates employed and the resulting balances are reasonable; however, actual results may differ from these estimates and such differences may be material.

The summary of significant accounting policies is included in Note 1 – Description of Business and Significant Accounting Policies of the Notes to Consolidated Financial Statements included in Part II, Item 8. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. The accounting policies described below reflect the significant judgments, estimates and assumptions used in the preparation of the consolidated financial statements.

Revenue Recognition

Our contracts with customers often include the transfer of multiple products and services to the customer. In determining the amount and timing of revenue recognition, we assess which products and services are distinct performance obligations and allocate the transaction price, which may include fixed and/or variable amounts, among each performance obligation on a relative standalone selling price (SSP) basis. The following are the key estimates and assumptions and corresponding uncertainties included in this approach:

Key Estimates and Assumptions	Key Uncertainties
● We evaluate whether products and services promised in our contracts with customers are distinct performance obligations that should be accounted for separately versus together.	● In certain contracts, the determination of our distinct performance obligations requires significant judgment. As our business and offerings to customers change over time, the products and services we determine to be distinct performance obligations may change. Such changes may adversely impact the amount of revenue and gross margin we report in a particular period.
● In determining the transaction price of our contracts, we estimate variable consideration based on the expected value, primarily relying on our history. In certain situations, we may also use the most likely amount as the basis of our estimate.	● We may have insufficient relevant historical data or other information to arrive at an accurate estimate of variable consideration using either the "expected value" or "most likely amount" method. Additionally, changes in business practices, such as those related to sales returns or marketing programs, may introduce new forms of variable consideration, as well as more complexity and uncertainty in the estimation process.
● In contracts with multiple performance obligations, we establish SSPs based on the price at which products and services are sold separately. If SSPs are not observable through past transactions, we estimate them by maximizing the use of observable inputs including pricing strategy, market data, internally-approved pricing guidelines related to the performance obligations and other observable inputs.	● As our business and offerings evolve over time, modifications to our pricing and discounting methodologies, changes in the scope and nature of product and service offerings and/or changes in customer segmentation may result in a lack of consistency, making it difficult to establish and/or maintain SSPs. Changes in SSPs could result in different and unanticipated allocations of revenue in contracts with multiple performance obligations. These factors, among others, may adversely impact the amount of revenue and gross margin we report in a particular period.

Inventory Valuation and Purchase Order Accruals

Inventories consist primarily of purchased components and finished goods and are stated at the lower of cost or net realizable value, which approximates actual cost on a first-in, first-out basis. A provision is recorded when inventory is determined to be in excess of anticipated demand or obsolete in order to adjust inventory to its estimated realizable value. The following are the key estimates and assumptions and corresponding uncertainties for estimating the value of our inventories:

Key Estimates and Assumptions	Key Uncertainties
● We periodically perform an excess and obsolete analysis of our inventory. Inventories are written down based on excess and obsolete reserves determined primarily on assumptions about future demand forecasts and market conditions. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.	● Although we use our best estimates to forecast future product demand, any significant unanticipated changes in demand, including due to macroeconomic uncertainties, or obsolescence related to technological developments, new product introductions, customer requirements, competition or other factors could have a significant impact on the valuation of our inventory. If actual market conditions are less favorable than those projected, additional write-downs and other charges against earnings that adversely impact gross margins may be required. If actual market conditions are more favorable, we may realize higher gross profits in the period when the written-down inventory is sold. We are subject to a variety of environmental laws relating to the manufacture of our products. If there are changes to the current regulations, we may be required to make product design changes which may result in excess or obsolete inventory, which could adversely impact our operating results.
● We make commitments to our third-party contract manufacturers and other suppliers to manage lead times and meet product forecasts and to other parties to purchase various key components used in the manufacture of our products. We establish accruals for estimated losses on non-cancelable purchase commitments when we believe it is probable that the components will not be utilized in future operations.	● If the actual materials demand is significantly lower than our forecast, we may be required to increase our recorded liabilities for estimated losses on non-cancelable purchase commitments, including incremental commitments made in response to recent developments in the broader technology supply chain, which would adversely impact our operating results.

Goodwill and Purchased Intangible Assets

We allocate the purchase price of acquisitions to identifiable assets acquired and liabilities assumed at their acquisition date fair values based on established valuation techniques. Goodwill represents the residual value as of the acquisition date, which in most cases is measured as the excess of the purchase consideration transferred over the net of the acquisition date fair values of the assets acquired and liabilities assumed.

The carrying values of purchased intangible assets are reviewed whenever events and circumstances indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. We periodically review the estimated remaining useful lives of our intangible assets. This review may result in impairment charges or shortened useful lives, resulting in charges to our consolidated statements of income.

We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying amount of one of our reporting units may exceed its fair value. The provisions of the accounting standard for goodwill allow us to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. For our annual goodwill impairment test in the fourth quarter of fiscal 2024, we performed a qualitative assessment of goodwill impairment by evaluating relevant factors to determine whether it is more likely than not that the fair value of each of our reporting units is less than their carrying values. As a result of the qualitative assessment, we determined the quantitative test was not necessary and there was no impairment of goodwill.

The following are the key estimates and assumptions and corresponding uncertainties for estimating the value of our goodwill and purchased intangible assets:

Key Estimates and Assumptions	Key Uncertainties
• The assessment of fair value for goodwill and purchased intangible assets is based on factors that market participants would use in an orderly transaction in accordance with the accounting guidance for the fair value measurement of nonfinancial assets. The valuation of purchased intangible assets is principally based on estimates of the future performance and cash flows expected to be generated by the acquired assets from the acquired business.	• While we employ experts to determine the acquisition date fair value of acquired intangibles, the fair values of assets acquired and liabilities assumed are based on significant management assumptions and estimates, which are inherently uncertain and highly subjective and as a result, actual results may differ from estimates. If different assumptions were to be used, it could materially impact the purchase price allocation. Volatile macroeconomic and market conditions have increased the level of uncertainty and subjectivity of certain management assumptions and estimates.
• Evaluations of possible goodwill and purchased intangible asset impairment require us to make judgments and assumptions related to the allocation of our balance sheet and income statement amounts and estimate future cash flows and fair market values of our reporting units and assets.	• In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill or purchased intangible assets. Assumptions and estimates about expected future cash flows and the fair values of our reporting units and purchased intangible assets are complex and subjective. They can be affected by a variety of factors, including external factors such as the adverse impact of unanticipated changes in macroeconomic conditions, and technological changes or new product introductions from competitors. They can also be affected by internal factors such as changes in business strategy or in forecasted product life cycles and roadmaps. Our ongoing consideration of these and other factors could result in future impairment charges or accelerated amortization expense, which could adversely affect our operating results.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. We compute our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets or liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The following are the key estimates and assumptions and corresponding uncertainties for our income taxes:

Key Estimates and Assumptions	**Key Uncertainties**

- Our income tax provision is based on existing tax law and advanced pricing agreements or letter rulings we have with various tax authorities.

- Our provision for income taxes is subject to volatility and could be adversely impacted by future changes in existing tax laws, such as a change in tax rate, possible U.S. changes to the taxation of earnings of our foreign subsidiaries, and uncertainties as to future renewals of favorable tax agreements and rulings.

- The determination of whether we should record or adjust a valuation allowance against our deferred tax assets is based on assumptions regarding our future profitability.

- Our future profits could differ from current expectations resulting in a change to our determination as to the amount of deferred tax assets that are more likely than not to be realized. We could adjust our valuation allowance with a corresponding impact to the tax provision in the period in which such determination is made.

- The estimates for our uncertain tax positions are based primarily on company specific circumstances, applicable tax laws, tax opinions from outside firms and past results from examinations of our income tax returns.

- Significant judgment is required in evaluating our uncertain tax positions. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome or tax court rulings of these matters will not be different from that which is reflected in our historical tax provisions and accruals.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risk related to fluctuations in interest rates and foreign currency exchange rates. We use certain derivative financial instruments to manage foreign currency exchange risks. We do not use derivative financial instruments for speculative or trading purposes. All financial instruments are used in accordance with management-approved policies.

Interest Rate Risk

Fixed Income Investments — As of April 26, 2024, we had fixed income debt investments of $1.3 billion and certificates of deposit of $12 million. Our fixed income debt investment portfolio primarily consists of investments with original maturities greater than three months at the date of purchase, which are classified as available-for-sale investments. These fixed income debt investments, which consist primarily of corporate bonds and U.S. Treasury and government debt securities, and our certificates of deposit are subject to interest rate and interest income risk and will decrease in value if market interest rates increase. Conversely, declines in interest rates, including the impact from lower credit spreads, could have a material adverse impact on interest income for our investment portfolio. A hypothetical 100 basis point increase in market interest rates from levels as of April 26, 2024 would have resulted in a decrease in the fair value of our fixed-income securities of approximately $4 million. Volatility in market interest rates over time will cause variability in our interest income. We do not use derivative financial instruments in our investment portfolio.

Our investment policy is to limit credit exposure through diversification and investment in highly rated securities. We further mitigate concentrations of credit risk in our investments by limiting our investments in the debt securities of a single issuer and by diversifying risk across geographies and type of issuer. We actively review, along with our investment advisors, current investment ratings, company-specific events and general economic conditions in managing our investments and in determining whether there is a significant decline in fair value. We monitor and evaluate our investment portfolio on a quarterly basis for any impairments.

Debt — As of April 26, 2024 we have outstanding $2.4 billion aggregate principal amount of Senior Notes. We carry these instruments at face value less unamortized discount and issuance costs on our consolidated balance sheets. Since these instruments bear interest at fixed rates, we have no financial statement risk associated with changes in interest rates. However, the fair value of these instruments fluctuates when interest rates change. See Note 8 – Financing Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8 for more information.

Credit Facility — We are exposed to the impact of changes in interest rates in connection with our $1.0 billion five-year revolving credit facility. Borrowings under the facility accrue interest at rates that vary based on certain market rates and our credit rating on our Senior Notes. Consequently, our interest expense would fluctuate with any changes in these market interest rates or in our credit rating if we were to borrow any amounts under the credit facility. As of April 26, 2024, no amounts were outstanding under the credit facility.

Foreign Currency Exchange Rate Risk

We hedge risks associated with certain foreign currency transactions to minimize the impact of changes in foreign currency exchange rates on earnings. We utilize foreign currency exchange forward contracts to hedge against the short-term impact of foreign currency fluctuations on certain foreign currency denominated monetary assets and liabilities. We also use foreign currency exchange forward contracts to hedge foreign currency exposures related to forecasted sales transactions denominated in certain foreign currencies. These derivatives are designated and qualify as cash flow hedges under accounting guidance for derivatives and hedging.

We do not enter into foreign currency exchange contracts for speculative or trading purposes. In entering into foreign currency exchange forward contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of the contracts. We attempt to limit our exposure to credit risk by executing foreign currency exchange contracts with creditworthy multinational commercial banks. All contracts have a maturity of 12 months or less. See Note 11 – Derivatives and Hedging Activities of the Notes to Consolidated Financial Statements included in Part II, Item 8 for more information regarding our derivatives and hedging activities.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NETAPP, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except par value)

	April 26, 2024		April 28, 2023	
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,903	$	2,316
Short-term investments		1,349		754
Accounts receivable		1,007		987
Inventories		186		167
Other current assets		452		456
Total current assets		4,897		4,680
Property and equipment, net		604		650
Goodwill		2,759		2,759
Purchased intangible assets, net		124		181
Other non-current assets		1,503		1,548
Total assets	$	9,887	$	9,818
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	517	$	392
Accrued expenses		1,013		857
Current portion of long-term debt		400		—
Short-term deferred revenue and financed unearned services revenue		2,176		2,218
Total current liabilities		4,106		3,467
Long-term debt		1,992		2,389
Other long-term liabilities		585		708
Long-term deferred revenue and financed unearned services revenue		2,058		2,095
Total liabilities		8,741		8,659
Commitments and contingencies (Note 17)				
Stockholders' equity:				
Preferred stock, $0.001 par value, 5 shares authorized; no shares issued or outstanding as of April 26, 2024 or April 28, 2023		—		—
Common stock and additional paid-in capital, $0.001 par value, 885 shares authorized; 206 and 212 shares issued and outstanding as of April 26, 2024 and April 28, 2023, respectively		997		945
Retained earnings		208		265
Accumulated other comprehensive loss		(59)		(51)
Total stockholders' equity		1,146		1,159
Total liabilities and stockholders' equity	$	9,887	$	9,818

See accompanying notes to consolidated financial statements.

NETAPP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share amounts)

| | Year Ended | | |
	April 26, 2024	April 28, 2023	April 29, 2022
Revenues:			
Product	$ 2,849	$ 3,049	$ 3,284
Services	3,419	3,313	3,034
Net revenues	6,268	6,362	6,318
Cost of revenues:			
Cost of product	1,137	1,517	1,554
Cost of services	698	636	544
Total cost of revenues	1,835	2,153	2,098
Gross profit	4,433	4,209	4,220
Operating expenses:			
Sales and marketing	1,828	1,829	1,857
Research and development	1,029	956	881
General and administrative	308	265	279
Restructuring charges	44	120	33
Acquisition-related expense	10	21	13
Total operating expenses	3,219	3,191	3,063
Income from operations	1,214	1,018	1,157
Other income (expense), net	49	48	(62)
Income before income taxes	1,263	1,066	1,095
Provision (benefit) for income taxes	277	(208)	158
Net income	$ 986	$ 1,274	$ 937
Net income per share:			
Basic	$ 4.74	$ 5.87	$ 4.20
Diluted	$ 4.63	$ 5.79	$ 4.09
Shares used in net income per share calculations:			
Basic	208	217	223
Diluted	213	220	229

See accompanying notes to consolidated financial statements.

NETAPP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Net income	$ 986	$ 1,274	$ 937
Other comprehensive loss:			
Foreign currency translation adjustments	(5)	(4)	(17)
Defined benefit obligations:			
Defined benefit obligation adjustments	(4)	(2)	3
Unrealized gains on available-for-sale securities:			
Unrealized holding losses arising during the period	—	—	(1)
Unrealized gains (losses) on cash flow hedges:			
Unrealized holding gains (losses) arising during the period	2	(6)	8
Reclassification adjustments for (gains) losses included in net income	(1)	5	(7)
Other comprehensive loss	(8)	(7)	(14)
Comprehensive income	$ 978	$ 1,267	$ 923

See accompanying notes to consolidated financial statements.

NETAPP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

		Year Ended	
	April 26, 2024	April 28, 2023	April 29, 2022
Cash flows from operating activities:			
Net income	$ 986	$ 1,274	$ 937
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	255	248	194
Non-cash operating lease cost	45	52	55
Stock-based compensation	357	312	245
Deferred income taxes	53	(606)	(144)
Other items, net	(13)	(67)	(54)
Changes in assets and liabilities, net of acquisitions of businesses:			
Accounts receivable	(33)	260	(313)
Inventories	(18)	37	(90)
Other operating assets	(62)	(63)	(21)
Accounts payable	123	(207)	181
Accrued expenses	113	(103)	(111)
Deferred revenue and financed unearned services revenue	(14)	46	384
Long-term taxes payable	(106)	(76)	(45)
Other operating liabilities	(1)	—	(7)
Net cash provided by operating activities	1,685	1,107	1,211
Cash flows from investing activities:			
Purchases of investments	(2,635)	(1,269)	(18)
Maturities, sales and collections of investments	2,055	550	63
Purchases of property and equipment	(155)	(239)	(226)
Acquisitions of businesses, net of cash acquired	—	(491)	(380)
Other investing activities, net	—	59	—
Net cash used in investing activities	(735)	(1,390)	(561)
Cash flows from financing activities:			
Proceeds from issuance of common stock under employee stock award plans	100	108	105
Payments for taxes related to net share settlement of stock awards	(127)	(84)	(74)
Repurchase of common stock	(900)	(850)	(600)
Repayments and extinguishment of debt	—	(250)	—
Dividends paid	(416)	(432)	(446)
Other financing activities, net	(1)	(5)	(2)
Net cash used in financing activities	(1,344)	(1,513)	(1,017)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(19)	(1)	(49)
Net change in cash, cash equivalents and restricted cash	(413)	(1,797)	(416)
Cash, cash equivalents and restricted cash:			
Beginning of period	2,322	4,119	4,535
End of period	$ 1,909	$ 2,322	$ 4,119

See accompanying notes to consolidated financial statements.

NETAPP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except per share amounts)

	Common Stock and Additional Paid-in Capital		Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount			
Balances, April 30, 2021	222	$ 504	$ 211	$ (30)	$ 685
Net income	—	—	937	—	937
Other comprehensive loss	—	—	—	(14)	(14)
Issuance of common stock under employee stock award plans, net of taxes	5	31	—	—	31
Repurchase of common stock	(7)	(20)	(580)	—	(600)
Stock-based compensation	—	245	—	—	245
Cash dividends declared ($2.00 per common share)	—	—	(446)	—	(446)
Balances, April 29, 2022	220	760	122	(44)	838
Net income	—	—	1,274	—	1,274
Other comprehensive loss	—	—	—	(7)	(7)
Issuance of common stock under employee stock award plans, net of taxes	5	24	—	—	24
Repurchase of common stock	(13)	(45)	(805)	—	(850)
Stock-based compensation	—	312	—	—	312
Cash dividends declared ($2.00 per common share)	—	(106)	(326)	—	(432)
Balances, April 28, 2023	212	945	265	(51)	1,159
Net income	—	—	986	—	986
Other comprehensive loss	—	—	—	(8)	(8)
Issuance of common stock under employee stock award plans, net of taxes	6	(27)	—	—	(27)
Repurchase of common stock	(12)	(102)	(798)	—	(900)
Excise tax on net stock repurchases	—	(5)	—	—	(5)
Stock-based compensation	—	353	—	—	353
Modification of liability-classified awards	—	4	—	—	4
Cash dividends declared ($2.00 per common share)	—	(171)	(245)	—	(416)
Balances, April 26, 2024	206	$ 997	$ 208	$ (59)	$ 1,146

See accompanying notes to consolidated financial statements.

NETAPP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Significant Accounting Policies

Description of Business — NetApp, Inc. (we, us, NetApp, or the Company) makes data infrastructure intelligent by combining unified data storage, integrated data services, and CloudOps solutions. NetApp creates silo-free infrastructure, harnessing observability and artificial intelligence to enable seamless data management. We provide a full range of enterprise-class software, systems and services that customers use to transform their data infrastructures across data types, workloads, and environments to realize business possibilities.

Fiscal Year — Our fiscal year is reported on a 52- or 53-week year ending on the last Friday in April. An additional week is included in the first fiscal quarter approximately every six years to realign fiscal months with calendar months. Fiscal years 2024, 2023 and 2022, which ended on April 26, 2024, April 28, 2023 and April 29, 2022, respectively, are all 52-week years, with 13 weeks in each of their quarters. Unless otherwise stated, references to particular years, quarters, months and periods refer to the Company's fiscal years ended on the last Friday of April and the associated quarters, months and periods of those fiscal years.

Principles of Consolidation — The consolidated financial statements include the Company and its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, revenue recognition, reserves and allowances; inventory valuation; valuation of goodwill and intangibles; restructuring reserves; employee benefit accruals; stock-based compensation; loss contingencies; investment impairments; income taxes and fair value measurements. Actual results could differ materially from those estimates, the anticipated effects of which have been incorporated, as applicable, into management's estimates as of and for the year ended April 26, 2024.

Cash Equivalents — We consider all highly liquid debt investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Available-for-Sale Investments — We classify our investments in debt securities as available-for-sale investments. Debt securities primarily consist of corporate bonds, U.S. Treasury and government debt securities and certificates of deposit. These investments are primarily held in the custody of a major financial institution. A specific identification method is used to determine the cost basis of debt securities sold. These investments are recorded in the consolidated balance sheets at fair value.

Unrealized gains and temporary losses, net of related taxes, are included in accumulated other comprehensive income (loss) (AOCI). Upon realization, those amounts are reclassified from AOCI to earnings. The amortization of premiums and discounts on the investments are included in our results of operations. Realized gains and losses are calculated based on the specific identification method.

We classify our investments as current or noncurrent based on the nature of the investments and their availability for use in current operations.

Impairments on Investments — All of our available-for-sale investments are subject to periodic impairment review. When the fair value of a debt security is less than its amortized cost, we assess what amount of the difference, if any, is caused by expected credit losses. The amount of the difference representing credit losses (defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security) is recognized in earnings, and the amount relating to all other factors is recognized in other comprehensive income (OCI). If we intend to sell the security, or if it is more likely than not we will be required to sell the security before recovery of the amortized cost basis, the entire difference between the amortized cost and the fair value of the debt security is recognized in earnings.

Inventories — Inventories are stated at the lower of cost or net realizable value, which approximates actual cost on a first-in, first-out basis. We write down excess and obsolete inventory based on the difference between the cost of inventory and the estimated net realizable value. Net realizable value is estimated using management's best estimate of forecasts for future demand and expectations regarding market conditions. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts or circumstances do not result in the restoration or increase in that newly established basis. In addition, we record a liability for firm, non-cancelable and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with our valuation of excess and obsolete inventory.

Property and Equipment — Property and equipment are recorded at cost.

Depreciation and amortization is computed using the straight-line method, generally over the following periods:

	Depreciation Life
Buildings and improvements	10 to 40 years
Furniture and fixtures	5 years
Computer, production, engineering and other equipment	2 to 3 years
Computer software	3 to 5 years
Leasehold improvements	Shorter of remaining lease term or useful life

Construction in progress will be depreciated over the estimated useful lives of the respective assets when they are ready for use. We capitalize interest on significant facility assets under construction and on significant software development projects. Interest capitalized during the periods presented was not material.

Software Development Costs — The costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with the accounting guidance for software. Because our current process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model, no costs have been capitalized for any of the periods presented.

Internal-Use Software Development Costs — We capitalize qualifying costs, which are incurred during the application development stage, for computer software developed or obtained for internal-use to property and equipment, net and amortize them over the software's estimated useful life.

Business Combinations — We recognize identifiable assets acquired and liabilities assumed at their acquisition date fair values, with the exception of contract assets and liabilities, which beginning in fiscal 2022, we recognize in accordance with our revenue recognition policy as if we had originally executed the customer contract. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date values of the assets acquired and liabilities assumed. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that we identify adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of income.

Goodwill and Purchased Intangible Assets — Goodwill is recorded when the consideration paid for an acquisition exceeds the value of net tangible and intangible assets acquired. Purchased intangible assets with finite lives are generally amortized on a straight-line basis over their economic lives of three to five years for developed technology, two to five years for customer contracts/relationships, two to three years for covenants not to compete and two to five years for trademarks and trade names as we believe this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. In-process research and development is accounted for as an indefinite lived intangible asset and is assessed for potential impairment annually until development is complete or when events or circumstances indicate that their carrying amounts might be impaired. Upon completion of development, in-process research and development is accounted for as a finite-lived intangible asset.

The carrying value of goodwill is tested for impairment on an annual basis in the fourth quarter of our fiscal year, or more frequently if we believe indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. For the purpose of impairment testing, we have two reporting units, which are the same as our two reportable segments. We initially conduct a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. The performance of the quantitative impairment test requires comparing the fair value of each reporting unit to its carrying amount, including goodwill. The fair value of each reporting unit is based on a combination of the income approach and the market approach.

Under the income approach, we estimate the fair value of a reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on discrete forecast periods as well as terminal value determinations, and are derived based on forecasted revenue growth rates and operating margins. These cash flow projections are discounted to arrive at the fair value of each reporting unit. The discount rate used is based on the weighted-average cost of capital of comparable public companies adjusted for the relevant risk associated with business specific characteristics and the uncertainty related to the reporting unit's ability to execute on the projected cash flows. Under the market approach, we estimate the fair value based on market multiples of revenue and earnings derived from comparable publicly traded companies with operating and investment characteristics similar to the reporting unit. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to individual reporting units to determine the carrying amount of each reporting unit. An impairment exists if the fair value of a reporting unit is lower than its carrying amount. The impairment loss is measured based on the amount by which the carrying amount of the reporting unit exceeds its fair value, with the recognized loss not to exceed the total amount of allocated goodwill. We did not recognize any impairment charges on our goodwill in any of the periods presented.

Impairment of Long-Lived Assets — We review the carrying values of long-lived assets whenever events and circumstances, such as reductions in demand, lower projections of profitability, significant changes in the manner of our use of acquired assets, or significant negative industry or economic trends, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If this review indicates that there is an impairment, the impaired asset is written down to its fair value, which is typically calculated using: (i) quoted market prices and/or (ii) expected future cash flows utilizing a discount rate. Our estimates regarding future anticipated cash flows, the remaining economic life of the products and technologies, or both, may differ materially from actual cash flows and remaining economic life. In that event, impairment charges or shortened useful lives of certain long-lived assets may be required, resulting in charges to our consolidated statements of income when such determinations are made.

Derivative Instruments — Our derivative instruments, which are carried at fair value in our consolidated balance sheets, consist of foreign currency exchange contracts as described below:

Balance Sheet Hedges — We utilize foreign currency exchange forward and option contracts to hedge against the short-term impact of foreign currency exchange rate fluctuations related to certain foreign currency denominated monetary assets and liabilities, primarily intercompany receivables and payables. These derivative instruments are not designated as hedging instruments and do not subject us to material balance sheet risk due to exchange rate movements because the gains and losses on these contracts are intended to offset the gains and losses in the underlying foreign currency denominated monetary assets and liabilities being hedged, and the net amount is included in earnings.

Cash Flow Hedges — We utilize foreign currency exchange forward contracts to hedge foreign currency exchange exposures related to forecasted sales transactions denominated in certain foreign currencies. These derivative instruments are designated and qualify as cash flow hedges and, in general, closely match the underlying forecasted transactions in duration. The effective portion of the contracts' gains and losses resulting from changes in fair value is recorded in AOCI until the forecasted transaction is recognized in the consolidated statements of income. When the forecasted transactions occur, we reclassify the related gains or losses on the cash flow hedges into net revenues. If the underlying forecasted transactions do not occur, or it becomes probable that they will not occur within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from AOCI and recognized immediately in earnings. We measure the effectiveness of hedges of forecasted transactions on a monthly basis by comparing the fair values of the designated foreign currency exchange forward purchase contracts with the fair values of the forecasted transactions.

Factors that could have an impact on the effectiveness of our hedging programs include the accuracy of forecasts and the volatility of foreign currency markets. These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Currently, we do not enter into any foreign currency exchange forward contracts to hedge exposures related to firm commitments. Cash flows from our derivative programs are included under operating activities in the consolidated statements of cash flows.

Revenue Recognition — We recognize revenue by applying the following five step approach.

- *Identification of the contract, or contracts, with a customer* — A contract with a customer is within the scope of ASC 606 when it meets all the following criteria:
    - It is enforceable
    - It defines each party's rights
    - It identifies the payment terms
    - It has commercial substance, and
    - We determine that collection of substantially all consideration for goods or services that will be transferred is probable based on the customer's intent and ability to pay

- *Identification of the performance obligations in the contract* — Performance obligations promised in a contract are identified based on the goods or services (or a bundle of goods and services) that will be transferred to the customer that are distinct.

- *Determination of the transaction price* — The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer.

- *Allocation of the transaction price to the performance obligations in the contract* — Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation.

- *Recognition of revenue when, or as, we satisfy a performance obligation* — We satisfy performance obligations either over time or at a point in time.

Customarily we have a purchase order from or executed contract with our customers that establishes the goods and services to be transferred and the consideration to be received.

We combine two or more contracts entered into at or near the same time with the same customer as a single contract if the contracts are negotiated as one package with a single commercial objective, if the amount of consideration to be paid on one contract depends on the price or performance of the other contract or if the goods and services promised in each of the contracts are a single performance obligation.

Our contracts with customers may include hardware systems, software licenses, software support, hardware support, public cloud services and other services. Software support contracts entitle our customers to receive unspecified upgrades and enhancements on a when-and-if-available basis, and patch releases. Hardware support services include contracts for extended warranty and technical support with minimum response times. Other services include professional services and customer education and training services.

We identify performance obligations in our contracts to be those goods and services that are distinct. A good or service is distinct where the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from us, and is distinct in the context of the contract, where the transfer of the good or service is separately identifiable from other promises in the contract.

If a contract includes multiple promised goods or services, we apply judgment to determine whether promised goods or services are distinct. If they are not, we combine the goods and services until we have a distinct performance obligation. For example, a configured storage system inclusive of the operating system (OS) software essential to its functionality is considered a single performance obligation, while optional add-on software is a separate performance obligation. In general, hardware support, software support, and different types of professional services are each separate performance obligations.

We determine the transaction price of our contracts with customers based on the consideration to which we will be entitled in exchange for transferring goods or services. Consideration promised may include fixed amounts, variable amounts or both. We sell public cloud services either on a subscription basis or a consumption basis. We sell professional services either on a time and materials basis or under fixed price projects.

We evaluate variable consideration in arrangements with contract terms such as rights of return, potential penalties and acceptance clauses. We generally use the expected value method, primarily relying on our history, to estimate variable consideration. However, when we believe it to provide a better estimate, we use the most likely amount method. In either case, we consider variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Reassessments of our variable consideration may occur as historical information changes. Transaction prices are also adjusted for the effects of time value of money if the timing of payments provides either the customer or us a significant benefit of financing.

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative standalone selling price basis. We determine standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price by maximizing the use of observable inputs including pricing strategy, market data, internally-approved pricing guidelines related to the performance obligations and other observable inputs. We regularly review standalone selling prices and maintain internal controls over the establishment and updates of these estimates. Variable consideration is also allocated to the performance obligations. If the terms of variable consideration relate to one performance obligation, it is entirely allocated to that obligation. Otherwise, it is allocated to all the performance obligations in the contract.

We typically recognize revenue at a point in time upon the transfer of goods to a customer. Products we transfer at a point in time include our configured hardware systems, OS software licenses, optional add-on software licenses and add-on hardware. Services are typically transferred over time and revenue is recognized based on an appropriate method for measuring our progress toward completion of the performance obligation. Our stand-ready services, including both hardware and software support, are transferred ratably over the period of the contract. Our public cloud services are transferred either 1) for subscription arrangements, ratably over the subscription period or 2) for consumption-based arrangements, as actually consumed by the customer. For other services such as our fixed professional services contracts, we use an input method to determine the percentage of completion. That is, we estimate the effort to date versus the expected effort required over the life of the contract.

Deferred Commissions — We capitalize sales commissions that are incremental direct costs of obtaining customer contracts for which revenue is not immediately recognized and classify them as current or non-current based on the terms of the related contracts. Capitalized commissions are amortized based on the transfer of goods or services to which they relate, typically over one to three years, and are also periodically reviewed for impairment. Amortization expense is recorded to sales and marketing expense in our consolidated statements of income.

Leases — We determine if an arrangement is or contains a lease at inception, and we classify leases as operating or finance leases at commencement. In our consolidated balance sheets, operating lease right-of-use (ROU) assets are included in other non-current assets, while finance lease ROU assets are included in property and equipment, net. Lease liabilities for both types of leases are included in accrued expenses and other long-term liabilities. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments over that term.

Operating and finance lease ROU assets and liabilities are recognized at commencement based on the present value of lease payments over the lease term. ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives. The lease term is the noncancelable period of the lease and includes options to extend or terminate the lease when it is reasonably certain that an option will be exercised. As the rate implicit in our leases is typically not readily determinable, in computing the present value of lease payments we generally use our incremental borrowing rate based on information available at the commencement date. Variable lease payments not dependent on an index or rate are expensed as incurred and not included within the calculation of ROU assets and lease liabilities. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

We do not separate non-lease components from lease components for any class of leases, and we do not recognize ROU assets and lease liabilities for leases with a lease term of twelve months or less.

Foreign Currency Translation — For international subsidiaries whose functional currency is the local currency, gains and losses resulting from translation of these foreign currency financial statements into U.S. dollars are recorded in AOCI. For international subsidiaries where the functional currency is the U.S. dollar, gains and losses resulting from the process of remeasuring foreign currency financial statements into U.S. dollars are included in other (expense) income, net.

Benefit Plans — We record actuarial gains and losses associated with defined benefit plans within AOCI and amortize net gains or losses in excess of 10 percent of the greater of the market value of plan assets as of the beginning of the fiscal year or the plans' projected benefit obligation on a straight-line basis over the remaining estimated service life of plan participants. The measurement date for all defined benefit plans is our fiscal year end.

Stock-Based Compensation — We measure and recognize stock-based compensation for all stock-based awards, including employee stock options, restricted stock units (RSUs), including time-based RSUs and performance-based RSUs (PBRSUs), and rights to purchase shares under our employee stock purchase plan (ESPP), based on their estimated fair value, and recognize the costs in our financial statements using the straight-line attribution approach over the requisite service period for the entire award.

The fair value of employee time-based RSUs, and PBRSUs that include a performance condition, is equal to the market value of our common stock on the grant date of the award, less the present value of expected dividends during the vesting period, discounted at a risk-free interest rate. The fair value of PBRSUs that include a market condition is measured using a Monte Carlo simulation model on the date of grant.

The fair value of time-based RSUs, and PBRSUs that include a market condition, is not remeasured as a result of subsequent stock price fluctuations. When there is a change in management's estimate of expected achievement relative to the performance target for PBRSUs that include a performance condition, such as our achievement against a billings result average target, the change in estimate results in the recognition of a cumulative adjustment of stock-based compensation expense.

Our expected term assumption is based primarily on historical exercise and post-vesting forfeiture experience. Our stock price volatility assumption is based on a combination of our historical and implied volatility. The risk-free interest rates are based upon United States (U.S.) Treasury bills with equivalent expected terms, and the expected dividends are based on our history and expected dividend payouts.

We account for forfeitures of stock-based awards as they occur.

Income Taxes — Deferred income tax assets and liabilities are provided for temporary differences that will result in tax deductions or income in future periods, as well as the future benefit of tax credit carryforwards. A valuation allowance reduces tax assets to their estimated realizable value.

We recognize the tax liability for uncertain income tax positions on the income tax return based on the two-step process prescribed in the interpretation. The first step is to determine whether it is more likely than not that each income tax position would be sustained upon audit. The second step is to estimate and measure the tax benefit as the amount that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. Estimating these amounts requires us to determine the probability of various possible outcomes. We evaluate these uncertain tax positions on a quarterly basis. We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes line on the accompanying consolidated statements of income.

Net Income per Share — Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted net income per share is computed giving effect to the weighted-average number of dilutive potential shares that were outstanding during the period using the treasury stock method. Potential dilutive common shares consist primarily of outstanding stock options, shares to be purchased under our employee stock purchase plan and unvested RSUs.

Treasury Stock — We account for treasury stock under the cost method. Upon the retirement of treasury stock, we allocate the value of treasury shares between common stock, additional paid-in capital and retained earnings.

2. Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the disclosures required for income taxes. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied on a prospective basis while retrospective application is permitted. We are currently evaluating the effect of this pronouncement on our income tax disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis. We are currently evaluating the effect of this pronouncement on our disclosures.

3. Concentration of Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, investments, foreign currency exchange contracts and accounts receivable. We maintain the majority of our cash and cash equivalents with several major financial institutions where the deposits exceed federally insured limits. Cash equivalents and short-term investments consist primarily of money market funds, U.S. Treasury and government debt securities and certificates of deposit, all of which are considered high investment grade. Our policy is to limit the amount of credit exposure through diversification and investment in highly rated securities. We further mitigate concentrations of credit risk in our investments by limiting our investments in the debt securities of a single issuer and by diversifying risk across geographies and type of issuer. General macroeconomic uncertainty has led to an increase in market volatility, however, management believes that the financial institutions that hold our cash, cash equivalents and investments are financially sound and, accordingly, are subject to minimal credit risk.

By entering into foreign currency exchange contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The counterparties to these contracts are major multinational commercial banks, and we do not expect any losses as a result of counterparty defaults.

We sell our products primarily to large organizations in different industries and geographies. We do not require collateral or other security to support accounts receivable. In addition, we maintain an allowance for potential credit losses. To reduce credit risk, we perform ongoing credit evaluations on our customers' financial condition. We establish an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information, including the expected impact of macroeconomic disruptions, and, to date, such losses have been within management's expectations. Concentrations of credit risk with respect to trade accounts receivable are limited due to the wide variety of customers who are dispersed across many geographic regions.

There are no concentrations of business transacted with a particular market that would severely impact our business in the near term. However, we rely on a limited number of suppliers for certain key components and a few key contract manufacturers to manufacture most of our products; any disruption, or termination of these arrangements could materially adversely affect our operating results.

4. Business Combinations

Fiscal 2023 Acquisition

Instaclustr Acquisition

On May 20, 2022, we acquired all the outstanding shares of privately-held Instaclustr US Holding, Inc. (Instaclustr) for approximately $498 million. Instaclustr is a leading platform provider of fully managed open-source database, pipeline and workflow applications delivered as-a-service.

The acquisition-date values of the assets acquired and liabilities assumed are as follows (in millions):

	Amount
Cash	$ 4
Intangible assets	107
Goodwill	413
Other assets	19
Total assets acquired	543
Liabilities assumed	(45)
Total purchase price	$ 498

The components of the intangible assets acquired were as follows (in millions, except useful life):

	Amount	Estimated useful life (years)
Developed technology	$ 55	5
Customer contracts/relationships	50	5
Trade name	2	3
Total intangible assets	$ 107	

The acquired net assets and assumed debt of Instaclustr were recorded at their estimated values. We determined the estimated values with the assistance of valuations and appraisals performed by third party specialists and estimates made by management. We expect to realize revenue synergies and anticipate opportunities for growth through the ability to leverage additional future products and capabilities. These factors, among others, contributed to a purchase price in excess of the estimated value of its identifiable net assets acquired, and as a result, we have recorded goodwill in connection with the acquisition. The goodwill is not deductible for income tax purposes.

The results of operations related to the acquisition of Instaclustr have been included in our consolidated statements of income from the acquisition date. Pro forma results of operations have not been presented because the impact from the acquisition was not material to our consolidated results of operations.

Fiscal 2022 Acquisitions

Fylamynt Acquisition

On February 18, 2022, we acquired all the outstanding shares of privately-held NeurOps Inc. (which operated under the name "Fylamynt") for approximately $27 million in cash, of which $22 million was paid at closing. The purchase price includes $5 million related to an indemnity holdback provision, of which $4 million was paid in the fourth quarter of fiscal 2023. Fylamynt is an innovative CloudOps automation technology company that enables customers to build, run, manage and analyze workflows securely in any cloud with little to no code.

The acquisition-date values of the assets acquired are as follows (in millions):

	Amount
Cash	$ 1
Developed technology	6
Goodwill	20
Total assets acquired	27
Total purchase price	$ 27

CloudCheckr Acquisition

On November 5, 2021, we acquired all the outstanding shares of privately-held CloudCheckr Inc., (CloudCheckr) for approximately $347 million in cash. CloudCheckr is a leading cloud optimization platform that provides cloud visibility and insights to lower costs, maintain security and compliance, and optimize cloud resources.

The acquisition-date values of the assets acquired and liabilities assumed are as follows (in millions):

	Amount
Cash	$ 2
Intangible assets	76
Goodwill	276
Other assets	6
Total assets acquired	360
Liabilities assumed	(13)
Total purchase price	$ 347

The components of the intangible assets acquired were as follows (in millions, except useful life):

	Amount	Estimated useful life (years)
Developed technology	$ 45	5
Customer contracts/relationships	30	5
Trade name	1	3
Total intangible assets	$ 76	

Data Mechanics Acquisition

On June 18, 2021, we acquired all the outstanding shares of privately-held Data Mechanics Inc. (Data Mechanics), a provider of managed platforms for big data processing and cloud analytics headquartered in Paris, France, for approximately $15 million in cash.

The acquisition-date values of the assets acquired and liabilities assumed are as follows (in millions):

	Amount
Cash	$ 1
Developed technology	5
Goodwill	11
Total assets acquired	17
Liabilities assumed	(2)
Total purchase price	$ 15

The acquired assets and assumed liabilities of Fylamynt, CloudCheckr and Data Mechanics were recorded at their estimated values. We determined the estimated values with the assistance of valuations and appraisals performed by third party specialists and estimates made by management. We expect to realize incremental revenue by offering continuous cost optimization and managed services from our existing capabilities to help customers improve their cloud resources and realize the benefits of cloud faster and at scale. We also anticipate opportunities for growth through the ability to leverage additional future products and capabilities. These factors, among others, contributed to a purchase price in excess of the estimated fair value of their identifiable net assets acquired, and as a result, we have recorded goodwill in connection with these acquisitions. The goodwill is not deductible for income tax purposes.

The results of operations related to the acquisitions of Fylamynt, CloudCheckr and Data Mechanics have been included in our consolidated statements of income from their respective acquisition dates. Pro forma results of operations have not been presented because the impact from these acquisitions was not material to our consolidated results of operations.

5. Goodwill and Purchased Intangible Assets, Net

Goodwill activity is summarized as follows (in millions):

	Amount
Balance as of April 29, 2022	$ 2,346
Additions	413
Balance as of April 28, 2023	2,759
Additions	—
Balance as of April 26, 2024	$ 2,759

Goodwill by reportable segment as of April 26, 2024 is as follows (in millions):

	Amount
Hybrid Cloud	$ 1,714
Public Cloud	1,045
Total goodwill	$ 2,759

Purchased intangible assets, net are summarized below (in millions):

	April 26, 2024			April 28, 2023		
	Gross Assets	Accumulated Amortization	Net Assets	Gross Assets	Accumulated Amortization	Net Assets
Developed technology	$ 179	$ (108)	$ 71	$ 212	$ (107)	$ 105
Customer contracts/relationships	114	(62)	52	118	(44)	74
Other purchased intangibles	6	(5)	1	6	(4)	2
Total purchased intangible assets	$ 299	$ (175)	$ 124	$ 336	$ (155)	$ 181

During fiscal 2024, we retired approximately $37 million of fully amortized intangible assets. Amortization expense for purchased intangible assets is summarized below (in millions):

	Year Ended			Statements of Income Classifications
	April 26, 2024	April 28, 2023	April 29, 2022	
Developed technology	$ 34	$ 42	$ 33	Cost of revenues
Customer contracts/relationships	22	24	11	Operating expenses
Other purchased intangibles	1	2	2	Operating expenses
Total	$ 57	$ 68	$ 46	

As of April 26, 2024, future amortization expense related to purchased intangible assets is as follows (in millions):

Fiscal Year	Amount
2025	$ 55
2026	39
2027	29
2028	1
Total	$ 124

6. Supplemental Financial Information

Cash and cash equivalents (in millions):

The following table presents cash and cash equivalents as reported in our consolidated balance sheets, as well as the sum of cash, cash equivalents and restricted cash as reported on our consolidated statements of cash flows:

	April 26, 2024	April 28, 2023
Cash and cash equivalents	$ 1,903	$ 2,316
Restricted cash	6	6
Cash, cash equivalents and restricted cash	$ 1,909	$ 2,322

Inventories (in millions):

	April 26, 2024	April 28, 2023
Purchased components	$ 116	$ 65
Finished goods	70	102
Inventories	$ 186	$ 167

Property and equipment, net (in millions):

	April 26, 2024		April 28, 2023	
Land	$	46	$	46
Buildings and improvements		367		359
Leasehold improvements		81		91
Computer, production, engineering and other equipment		1,101		1,053
Computer software		340		325
Furniture and fixtures		77		84
Construction-in-progress		70		55
		2,082		2,013
Accumulated depreciation and amortization		(1,478)		(1,363)
Property and equipment, net	$	604	$	650

Depreciation and amortization expense related to property and equipment, net is summarized below (in millions):

	Year Ended					
	April 26, 2024		April 28, 2023		April 29, 2022	
Depreciation and amortization expense	$	198	$	181	$	148

Other non-current assets (in millions):

	April 26, 2024		April 28, 2023	
Deferred tax assets	$	896	$	948
Operating lease ROU assets		247		281
Other assets		360		319
Other non-current assets	$	1,503	$	1,548

Other non-current assets as of April 26, 2024 and April 28, 2023 include $85 million and $80 million, respectively, for our 49% non-controlling equity interest in Lenovo NetApp Technology Limited (LNTL), a China-based entity that we formed with Lenovo (Beijing) Information Technology Ltd. in fiscal 2019. LNTL is integral to our sales channel strategy in China, acting as a distributor of our offerings to customers headquartered there, and involved in certain OEM sales to Lenovo. LNTL is also focused on localizing our products and services, and developing new joint offerings for the China market by leveraging NetApp and Lenovo technologies.

Accrued expenses (in millions):

	April 26, 2024		April 28, 2023	
Accrued compensation and benefits	$	538	$	363
Product warranty liabilities		18		17
Operating lease liabilities		40		47
Other current liabilities		417		430
Accrued expenses	$	1,013	$	857

Other long-term liabilities (in millions):

	April 26, 2024		April 28, 2023	
Liability for uncertain tax positions	$	153	$	144
Income taxes payable		100		215
Product warranty liabilities		9		8
Operating lease liabilities		220		248
Other liabilities		103		93
Other long-term liabilities	$	585	$	708

Deferred revenue and financed unearned services revenue

The following table summarizes the components of our deferred revenue and financed unearned services revenue balance as reported in our consolidated balance sheets (in millions):

	April 26, 2024		April 28, 2023	
Deferred product revenue	$	59	$	18
Deferred services revenue		4,123		4,247
Financed unearned services revenue		52		48
Total	$	4,234	$	4,313
Reported as:				
Short-term	$	2,176	$	2,218
Long-term		2,058		2,095
Total	$	4,234	$	4,313

Deferred product revenue represents unrecognized revenue related to undelivered product commitments and other product deliveries that have not met all revenue recognition criteria. Deferred services revenue represents customer payments made in advance for services, which include software and hardware support contracts, certain public cloud services and other services. Financed unearned services revenue represents undelivered services for which cash has been received under certain third-party financing arrangements. See Note 17 – Commitments and Contingencies for additional information related to these arrangements.

During the years ended April 26, 2024 and April 28, 2023, we recognized revenue of $2,218 million and $2,171 million, respectively, that was included in the deferred revenue and financed unearned services revenue balance at the beginning of the respective periods.

As of April 26, 2024, the aggregate amount of the transaction price allocated to the remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied approximated our deferred revenue and unearned services revenue balance. Because customer orders are typically placed on an as-needed basis, and cancellable without penalty prior to shipment, orders in backlog may not be a meaningful indicator of future revenue and have not been included in this amount. We expect to recognize as revenue approximately 51% of our deferred revenue and financed unearned services revenue balance in the next 12 months, approximately 24% in the next 13 to 24 months, and the remainder thereafter.

Deferred commissions

The following table summarizes deferred commissions balances as reported in our consolidated balance sheets (in millions):

	April 26, 2024		April 28, 2023	
Other current assets	$	69	$	64
Other non-current assets		100		99
Total deferred commissions	$	169	$	163

During the years ended April 26, 2024 and April 28, 2023, we recognized amortization expense from deferred commissions of $101 million and $116 million, respectively, and there were no impairment charges recognized.

Other income (expense), net (in millions):

	Year Ended					
	April 26, 2024		April 28, 2023		April 29, 2022	
Interest income	$	112	$	69	$	7
Interest expense		(64)		(67)		(73)
Other, net		1		46		4
Other income (expense), net	$	49	$	48	$	(62)

Other, net for fiscal 2023 includes $22 million of other income for non-refundable, up-front payments from customers in Russia for support contracts, which we were not able to fulfill due to imposed sanctions and for which we have no remaining legal obligation to perform. Other, net for fiscal 2023 also includes a $32 million gain recognized on our sale of a minority equity interest in a privately held company for proceeds of approximately $59 million.

Statements of cash flows additional information (in millions):

Supplemental cash flow information related to our operating leases is included in Note 9 – Leases. Non-cash investing and financing activities and other supplemental cash flow information are presented below:

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Non-cash Investing and Financing Activities:			
Capital expenditures incurred but not paid	$ 16	$ 12	$ 22
Liabilities incurred to former owners of acquired business	$ —	$ —	$ 5
Supplemental Cash Flow Information:			
Income taxes paid, net of refunds	$ 357	$ 386	$ 398
Interest paid	$ 59	$ 65	$ 67

7. Financial Instruments and Fair Value Measurements

The accounting guidance for fair value measurements provides a framework for measuring fair value on either a recurring or nonrecurring basis, whereby the inputs used in valuation techniques are assigned a hierarchical level. The following are the three levels of inputs to measure fair value:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs that reflect quoted prices for identical assets or liabilities in less active markets; quoted prices for similar assets or liabilities in active markets; benchmark yields, reported trades, broker/dealer quotes, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs that reflect our own assumptions incorporated in valuation techniques used to measure fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

We consider an active market to be one in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis, and consider an inactive market to be one in which there are infrequent or few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers. Where appropriate, our own or the counterparty's non-performance risk is considered in measuring the fair values of liabilities and assets, respectively.

Investments

The following is a summary of our investments at their cost or amortized cost as of April 26, 2024 and April 28, 2023 (in millions):

	April 26, 2024	April 28, 2023
U.S. Treasury and government debt securities	$ 1,349	$ 754
Money market funds	1,161	794
Certificates of deposit	12	59
Mutual funds	38	36
Total debt and equity securities	$ 2,560	$ 1,643

The fair value of our investments approximates their cost or amortized cost for both periods presented. Investments in mutual funds relate to the non-qualified deferred compensation plan offered to certain employees.

As of April 26, 2024, all our debt investments are due to mature in one year or less.

Fair Value of Financial Instruments

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis (in millions):

	Total		Level 1		Level 2
		April 26, 2024			
		Fair Value Measurements at Reporting Date Using			
Cash and cash equivalents:					
Cash	$ 730	$	730	$	—
Money market funds	1,161		1,161		—
Certificates of deposit	12		—		12
Total cash and cash equivalents	1,903		1,891		12
Short-term investments:					
U.S. Treasury and government debt securities	1,349		1,349		—
Total short-term investments	1,349		1,349		—
Total cash, cash equivalents and short-term investments	$ 3,252	$	3,240	$	12
Other items:					
Mutual funds [1]	$ 6	$	6	$	—
Mutual funds [2]	$ 32	$	32	$	—
Foreign currency exchange contracts assets [1]	$ 1	$	—	$	1
Foreign currency exchange contracts liabilities [3]	$ (13)	$	—	$	(13)

	Total		Level 1		Level 2
		April 28, 2023			
		Fair Value Measurements at Reporting Date Using			
Cash and cash equivalents:					
Cash	$ 1,463	$	1,463	$	—
Money market funds	794		794		—
Certificates of deposit	59		—		59
Total cash and cash equivalents	2,316		2,257		59
Short-term investments:					
U.S. Treasury and government debt securities	754		754		—
Total short-term investments	754		754		—
Total cash, cash equivalents and short-term investments	$ 3,070	$	3,011	$	59
Other items:					
Mutual funds [1]	$ 7	$	7	$	—
Mutual funds [2]	$ 29	$	29	$	—
Foreign currency exchange contracts assets [1]	$ 13	$	—	$	13
Foreign currency exchange contracts liabilities [3]	$ (4)	$	—	$	(4)

[1] Reported as other current assets in the consolidated balance sheets
[2] Reported as other non-current assets in the consolidated balance sheets
[3] Reported as accrued expenses in the consolidated balance sheets

Our Level 2 debt instruments are held by a custodian who prices some of the investments using standard inputs in various asset price models or obtains investment prices from third-party pricing providers that incorporate standard inputs in various asset price models. These pricing providers utilize the most recent observable market information in pricing these securities or, if specific prices are not available for these securities, use other observable inputs like market transactions involving identical or comparable securities. We review Level 2 inputs and fair value for reasonableness and the values may be further validated by comparison to multiple independent pricing sources. In addition, we review third-party pricing provider models, key inputs and assumptions and understand the pricing processes at our third-party providers in determining the overall reasonableness of the fair value of our Level 2 debt instruments. As of April 26, 2024 and April 28, 2023, we have not made any adjustments to the prices obtained from our third-party pricing providers.

Fair Value of Debt

As of April 26, 2024 and April 28, 2023, the fair value of our long-term debt was approximately $2,209 million and $2,206 million, respectively. The fair value of our long-term debt was based on observable market prices in a less active market.

8. Financing Arrangements

Long-Term Debt

The following table summarizes information relating to our long-term debt, which we collectively refer to as our Senior Notes (in millions, except interest rates):

	Effective Interest Rate	April 26, 2024	April 28, 2023
3.30% Senior Notes Due September 2024	3.42%	$ 400	$ 400
1.875% Senior Notes Due June 2025	2.03%	750	750
2.375% Senior Notes Due June 2027	2.51%	550	550
2.70% Senior Notes Due June 2030	2.81%	700	700
Total principal amount		2,400	2,400
Unamortized discount and issuance costs		(8)	(11)
Total senior notes		2,392	2,389
Less: Current portion of long-term debt		(400)	—
Total long-term debt		$ 1,992	$ 2,389

Senior Notes

Our $750 million aggregate principal amount of 1.875% Senior Notes due 2025, $550 million aggregate principal amount of 2.375% Senior Notes due 2027 and $700 million aggregate principal amount of 2.70% Senior Notes due 2030, were each issued in June 2020. Interest on each of these Senior Notes is payable semi-annually in June and December. Our 3.30% Senior Notes, with a principal amount of $400 million, were issued in September 2017 with interest paid semi-annually in March and September.

On September 15, 2022, we extinguished our 3.25% Senior Notes due December 2022 for an aggregate cash redemption price of $252 million, comprised of the principal and unpaid interest.

Our Senior Notes, which are unsecured, unsubordinated obligations, rank equally in right of payment with any existing and future senior unsecured indebtedness.

We may redeem the Senior Notes in whole or in part, at any time at our option at specified redemption prices. In addition, upon the occurrence of certain change of control triggering events, we may be required to repurchase the Senior Notes under specified terms. The Senior Notes also include covenants that limit our ability to incur debt secured by liens on assets or on shares of stock or indebtedness of our subsidiaries; to engage in certain sale and lease-back transactions; and to consolidate, merge or sell all or substantially all of our assets. As of April 26, 2024, we were in compliance with all covenants associated with the Senior Notes.

As of April 26, 2024, our aggregate future principal debt maturities are as follows (in millions):

Fiscal Year		Amount
2025	$	400
2026		750
2027		—
2028		550
Thereafter		700
Total	$	2,400

Commercial Paper Program and Credit Facility

We have a commercial paper program (the "Program"), under which we may issue unsecured commercial paper notes. Amounts available under the Program, as amended in July 2017, may be borrowed, repaid and re-borrowed, with the aggregate face or principal amount of the notes outstanding under the Program at any time not to exceed $1.0 billion. The maturities of the notes can vary, but may not exceed 397 days from the date of issue. The notes are sold under customary terms in the commercial paper market and may be issued at a discount from par or, alternatively, may be sold at par and bear interest at rates dictated by market conditions at the time of their issuance. The proceeds from the issuance of the notes are used for general corporate purposes. There were no commercial paper notes outstanding as of April 26, 2024 or April 28, 2023.

In connection with the Program, we have a senior unsecured credit agreement with a syndicated group of lenders. The credit agreement, which was amended in May 2023 primarily to replace the London Interbank Offered Rate (LIBOR) with the Secured Overnight Financing Rate (SOFR) as the basis for establishing the interest rate applicable to certain borrowings under the agreement, provides for a $1.0 billion revolving unsecured credit facility, with a sublimit of $50 million available for the issuance of letters of credit on our behalf. The credit facility matures on January 22, 2026, with an option for us to extend the maturity date for two additional 1-year periods, subject to certain conditions. The proceeds of the loans may be used by us for general corporate purposes and as liquidity support for our existing commercial paper program. As of April 26, 2024, we were compliant with all associated covenants in the agreement. No amounts were drawn against this credit facility during any of the periods presented.

9. Leases

We lease real estate, equipment and automobiles in the U.S. and internationally. Our real estate leases, which are responsible for the majority of our aggregate ROU asset and liability balances, include leases for office space, data centers and other facilities, and as of April 26, 2024, have remaining lease terms not exceeding 18 years. Some of these leases contain options that allow us to extend or terminate the lease agreement. Our equipment leases are primarily for servers and networking equipment and as of April 26, 2024, have remaining lease terms not exceeding 4 years. As of April 26, 2024, our automobile leases have remaining lease terms not exceeding 4 years. All our leases are classified as operating leases except for certain immaterial equipment finance leases.

The components of lease cost related to our operating leases were as follows (in millions):

		Year Ended		
		April 26, 2024		April 28, 2023
Operating lease cost	$	53	$	61
Variable lease cost		15		16
Total lease cost	$	68	$	77

Variable lease cost is primarily attributable to amounts paid to lessors for common area maintenance and utility charges under our real estate leases.

The supplemental cash flow information related to our operating leases is as follows (in millions):

		Year Ended		
		April 26, 2024		April 28, 2023
Cash paid for amounts included in the measurement of operating lease liabilities	$	50	$	55
Right-of-use assets obtained in exchange for new operating lease obligations	$	17	$	38

The supplemental balance sheet information related to our operating leases is as follows (in millions, except lease term and discount rate):

	April 26, 2024		April 28, 2023	
Other non-current assets	$	247	$	281
Total operating lease ROU assets	$	247	$	281
Accrued expenses	$	40	$	47
Other long-term liabilities		220		248
Total operating lease liabilities	$	260	$	295
Weighted Average Remaining Lease Term		9.2 years		9.4 years
Weighted Average Discount Rate		3.1%		3.0%

Future minimum operating lease payments as of April 26, 2024 are as follows (in millions):

Fiscal Year		Amount
2025	$	45
2026		40
2027		34
2028		29
2029		27
Thereafter		127
Total lease payments		302
Less: Interest		(42)
Total	$	260

10. Stockholders' Equity

Equity Incentive Programs

The 2021 Plan — The 2021 Equity Incentive Plan (the 2021 Plan) was adopted by our Board of Directors and approved by the stockholders on September 10, 2021. The 2021 Plan replaced the 1999 Stock Option Plan (the 1999 Plan), and the 1999 Plan terminated effective as of September 11, 2021, except that the 1999 Plan will continue to govern awards outstanding thereunder as of the date of such plan's termination and such awards will continue in force and effect until terminated pursuant to their terms. The 2021 Plan provides for the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards to our employees, directors, and consultants.

Under the 2021 Plan, the Board of Directors may grant to employees, nonemployee directors, consultants and independent advisors options to purchase shares of our common stock during their period of service. The exercise price for an incentive stock option and a nonstatutory option cannot be less than 100% of the fair market value of the common stock on the grant date. The 2021 Plan prohibits the repricing of any outstanding stock option or stock appreciation right after it has been granted or to cancel any outstanding stock option or stock appreciation right and immediately replace it with a new stock option or stock appreciation right with a lower exercise price unless approved by stockholders. RSUs granted under the 2021 Plan include time-based RSUs that generally vest over a four-year period with 25% vesting on the first anniversary of the grant date and 6.25% vesting quarterly thereafter. The Compensation Committee of the Board of Directors (the Compensation Committee) has the discretion to use different vesting schedules. In addition, performance-based RSUs may be granted under the 2021 Plan and are subject to performance criteria and vesting terms specified by the Compensation Committee.

During fiscal 2024, the shares reserved for issuance under the Plan were increased by 13 million shares of common stock. As of April 26, 2024, 10 million shares were available for grant under the 2021 Plan.

Stock Options

Less than 1 million stock options were outstanding as of April 26, 2024 and April 28, 2023.

Additional information related to our stock options is summarized below (in millions):

	Year Ended					
	April 26, 2024		April 28, 2023		April 29, 2022	
Intrinsic value of exercises	$	9	$	7	$	14
Proceeds received from exercises	$	2	$	1	$	1
Fair value of options vested	$	2	$	4	$	5

Restricted Stock Units

In the first quarter of fiscal 2024, due to an insufficient number of remaining shares available for issuance under the 2021 Plan, most of the awards granted in that period were subject to cash settlement upon vesting, and accounted for as liability awards. However, in the second quarter of fiscal 2024, stockholders approved an increase in the number of shares available for issuance under the 2021 Plan, and these awards, by their terms, automatically became share-settled, equity-classified awards. The modification resulted in the elimination of the $4 million liability related to these awards, with a corresponding increase to additional paid-in capital, as presented on the Statements of Stockholders' Equity for the twelve months ended April 26, 2024.

In fiscal 2024, 2023 and 2022, we granted PBRSUs to certain of our executives. Each PBRSU has performance-based vesting criteria (in addition to the service-based vesting criteria) such that the PBRSUs cliff-vest at the end of a three year performance period, which began on the date specified in the grant agreements and typically ends on the last day of the third fiscal year, following the grant date. The number of shares that will be used to calculate the settlement amount for all of these PBRSUs at the end of the applicable performance and service period will range from 0% to 200% of a target number of shares originally granted. For half of the PBRSUs granted in fiscal 2024 and 2023, and for most of the PBRSUs granted in fiscal 2022, the number of shares used to calculate the settlement amount will depend upon our Total Stockholder Return (TSR) as compared to the TSR of a specified group of benchmark peer companies (each expressed as a growth rate percentage) calculated as of the end of the performance period. For the remaining half of the PBRSUs granted in the fiscal 2024 and 2023, the number of shares used to calculate the settlement amount will depend upon the Company's billings result average over the three-year performance period. The billings result average is computed based on achievement against annual billings targets, with each target set at the beginning of the respective fiscal year, during the three-year performance period. Billings for purposes of measuring the performance of these PBRSUs means the total obtained by adding net revenues as reported on the Company's Consolidated Statements of Income to the amount reported as the change in deferred revenue and financed unearned services revenue on the Consolidated Statements of Cash Flows for the applicable measurement period, excluding the impact of fluctuations in foreign currency exchange rates. The aggregate grant date fair value of all PBRSUs granted in fiscal 2024, 2023 and 2022 was $39 million, $28 million and $59 million, respectively, and these amounts are being recognized to compensation expense over the remaining performance/service periods.

As of April 26, 2024, April 28, 2023 and April 29, 2022, there were approximately 1 million PBRSUs outstanding.

The following table summarizes information related to RSUs, including PBRSUs (in millions, except for fair value):

	Number of Shares		Weighted-Average Grant Date Fair Value
Outstanding as of April 30, 2021	9	$	47.75
Granted	5	$	80.40
Vested	(3)	$	48.91
Forfeited	(1)	$	57.46
Outstanding as of April 29, 2022	10	$	64.09
Granted	8	$	59.87
Vested	(4)	$	62.85
Forfeited	(2)	$	61.99
Outstanding as of April 28, 2023	12	$	62.08
Granted	5	$	76.46
Vested	(5)	$	59.32
Forfeited	(1)	$	65.17
Outstanding as of April 26, 2024	11	$	68.87

We primarily use the net share settlement approach upon vesting, where a portion of the shares are withheld as settlement of employee withholding taxes, which decreases the shares issued to the employee by a corresponding value. The number and value of the shares netted for employee taxes are summarized in the table below (in millions):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Shares withheld for taxes	2	1	1
Fair value of shares withheld	$ 128	$ 84	$ 74

Employee Stock Purchase Plan

Eligible employees are offered shares through a 24-month offering period, which consists of four consecutive 6-month purchase periods. Employees may purchase a limited number of shares of the Company's stock at a discount of up to 15% of the lesser of the market value at the beginning of the offering period or the end of each 6-month purchase period. On September 13, 2023, the ESPP was amended to increase the shares reserved for issuance by 3 million shares of common stock. As of April 26, 2024, 4 million shares were available for issuance. The following table summarizes activity related to the purchase rights issued under the ESPP (in millions):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Shares issued under the ESPP	2	2	3
Proceeds from issuance of shares	$ 99	$ 107	$ 104

Stock-Based Compensation Expense

Stock-based compensation expense is included in the consolidated statements of income as follows (in millions):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Cost of product revenues	$ 6	$ 5	$ 4
Cost of hardware support and other services revenues	23	19	13
Sales and marketing	143	135	115
Research and development	132	111	75
General and administrative	53	42	38
Total stock-based compensation expense	$ 357	$ 312	$ 245

As of April 26, 2024, total unrecognized compensation expense related to our equity awards was $578 million, which is expected to be recognized on a straight-line basis over a weighted-average remaining service period of 2.0 years.

Valuation Assumptions

The valuation of RSUs and ESPP purchase rights and the underlying weighted-average assumptions are summarized as follows:

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
RSUs:			
Risk-free interest rate	4.9%	3.1%	0.5%
Expected dividend yield	2.6%	2.9%	2.4%
Weighted-average fair value per share granted	$ 76.46	$ 59.87	$ 80.40
ESPP:			
Expected term in years	1.2	1.2	1.2
Risk-free interest rate	4.9%	3.9%	0.2%
Expected volatility	30%	36%	37%
Expected dividend yield	2.8%	2.9%	2.4%
Weighted-average fair value per right granted	$ 17.37	$ 21.28	$ 24.75

Stock Repurchase Program

As of April 26, 2024, our Board of Directors has authorized the repurchase of up to $16.1 billion of our common stock. Under this program, which we may suspend or discontinue at any time, we may purchase shares of our outstanding common stock through solicited or unsolicited transactions in the open market, in privately negotiated transactions, through accelerated share repurchase programs, pursuant to a Rule 10b5-1 plan or in such other manner as deemed appropriate by our management. The stock repurchase program may be suspended or discontinued at any time.

The following table summarizes activity related to the stock repurchase program for our fiscal years of 2024, 2023 and 2022 (in millions, except for per share amounts):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Number of shares repurchased	12	13	7
Average price per share	$ 77.87	$ 66.42	$ 84.49
Stock repurchases allocated to additional paid-in capital	$ 102	$ 45	$ 20
Stock repurchases allocated to retained earnings	$ 798	$ 805	$ 580
Remaining authorization at end of period	$ 502	$ 402	$ 1,252

Since the May 13, 2003 inception of our stock repurchase program through April 26, 2024, we repurchased a total of 372 million shares of our common stock at an average price of $42.04 per share, for an aggregate purchase price of $15.6 billion. On May 23, 2024 our Board of Directors authorized the repurchase of an additional $1.0 billion of our common stock.

Preferred Stock

Our Board of Directors has the authority to issue up to 5 million shares of preferred stock and to determine the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. No shares of preferred stock were issued or outstanding in any period presented.

Dividends

The following is a summary of our fiscal 2024, 2023 and 2022 activities related to dividends on our common stock (in millions, except per share amounts).

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Dividends per share declared	$ 2.00	$ 2.00	$ 2.00
Dividend payments allocated to additional paid-in capital	$ 171	$ 106	$ —
Dividend payments allocated to retained earnings	$ 245	$ 326	$ 446

On May 23, 2024, we declared a cash dividend of $0.52 per share of common stock, payable on July 24, 2024 to shareholders of record as of the close of business on July 5, 2024. The timing and amount of future dividends will depend on market conditions, corporate business and financial considerations and regulatory requirements. All dividends declared have been determined by the Company to be legally authorized under the laws of the state in which we are incorporated.

Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) (AOCI) by component, net of tax, are summarized below (in millions):

	Foreign Currency Translation Adjustments	Defined Benefit Obligation Adjustments	Unrealized Gains (Losses) on Available-for-Sale Securities	Unrealized Gains (Losses) on Cash Flow Hedges	Total
Balance as of April 30, 2021	$ (27)	$ (4)	$ 1	$ —	$ (30)
OCI before reclassifications, net of tax	(17)	3	(1)	8	(7)
Amounts reclassified from AOCI, net of tax	—	—	—	(7)	(7)
Total OCI	(17)	3	(1)	1	(14)
Balance as of April 29, 2022	(44)	(1)	—	1	(44)
OCI before reclassifications, net of tax	(4)	(2)	—	(6)	(12)
Amounts reclassified from AOCI, net of tax	—	—	—	5	5
Total OCI	(4)	(2)	—	(1)	(7)
Balance as of April 28, 2023	(48)	(3)	—	—	(51)
OCI before reclassifications, net of tax	(5)	(4)	—	2	(7)
Amounts reclassified from AOCI, net of tax	—	—	—	(1)	(1)
Total OCI	(5)	(4)	—	1	(8)
Balance as of April 26, 2024	$ (53)	$ (7)	$ —	$ 1	$ (59)

The amounts reclassified out of AOCI are as follows (in millions):

	Year Ended			Statements of Income Classification
	April 26, 2024	April 28, 2023	April 29, 2022	
Realized (gains) losses on cash flow hedges	$ (1)	$ 5	$ (7)	Net revenues
Total reclassifications	$ (1)	$ 5	$ (7)	

11. Derivatives and Hedging Activities

We use derivative instruments to manage exposures to foreign currency risk. Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The maximum length of time over which forecasted foreign currency denominated revenues are hedged is 12 months. The program is not designated for trading or speculative purposes. Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet their obligations under the terms of our agreements. We seek to mitigate such risk by limiting our counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis. We also have in place master netting arrangements to mitigate the credit risk of our counterparties and to potentially reduce our losses due to counterparty nonperformance. We present our derivative instruments as net amounts in our consolidated balance sheets. The gross and net fair value amounts of such instruments were not material as of April 26, 2024 or April 28, 2023. All contracts have a maturity of less than 12 months.

The notional amount of our outstanding U.S. dollar equivalent foreign currency exchange forward contracts consisted of the following (in millions):

	April 26, 2024	April 28, 2023
Cash Flow Hedges		
Forward contracts purchased	$ 71	$ 95
Balance Sheet Contracts		
Forward contracts sold	$ 881	$ 965
Forward contracts purchased	$ 11	$ 96

The effect of cash flow hedges recognized in net revenues is presented in the consolidated statements of comprehensive income and Note 10 – Stockholders' Equity.

The effect of derivative instruments not designated as hedging instruments recognized in other income (expense), net on our consolidated statements of income was as follows (in millions):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
	Gain (Loss) Recognized into Income		
Foreign currency exchange contracts	$ (59)	$ 4	$ (91)

12. Restructuring Charges

In each of the first and third quarters of fiscal 2024, management approved a restructuring plan to redirect resources to highest return activities and reduce costs. Each plan included a global workforce reduction of approximately 1% for which restructuring charges, comprised of employee severance related expenses, were recorded during the first nine months of fiscal 2024. The plan initiated during the first quarter also included optimization of our global office space for our hybrid work model. In connection with that plan, we terminated certain real estate leases in various countries during the first nine months of fiscal 2024, resulting in restructuring charges primarily comprised of lease termination charges. The activities under these plans were substantially complete by the end of fiscal 2024.

In fiscal 2023, we executed, or continued to execute, restructuring plans to redirect resources to highest return activities, reduce costs and establish our international headquarters in Cork, Ireland. These plans collectively reduced our global workforce by approximately 9%, and resulted in restructuring charges comprised primarily of employee severance-related costs and legal and tax-related professional fees. Activities under these plans were substantially complete by the end of fiscal 2023.

In the first quarter of fiscal 2022, we executed a restructuring plan to reduce the amount of office space we occupied as we allow more employees to work remotely. In connection with the plan, we also reduced our global workforce by approximately 1%. Charges related to the plan consisted primarily of office relocation costs, lease termination fees, and employee severance-related costs. Substantially all activities under the plan had been completed by the end of fiscal 2022.

Activities related to our restructuring plans are summarized as follows (in millions):

	Total
Balance as of April 30, 2021	$ 1
Net charges	33
Cash payments	(31)
Balance as of April 29, 2022	3
Net charges	120
Cash payments	(87)
Balance as of April 28, 2023	36
Net charges	44
Cash payments	(70)
Balance as of April 26, 2024	$ 10

Liabilities for our restructuring activities are included in accrued expenses in our consolidated balance sheets.

13. Income Taxes

Income before income taxes is as follows (in millions):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Domestic	$ 472	$ 420	$ 546
Foreign	791	646	549
Total	$ 1,263	$ 1,066	$ 1,095

The provision (benefit) for income taxes consists of the following (in millions):

	Year Ended					
	April 26, 2024		**April 28, 2023**		**April 29, 2022**	
Current:						
Federal	$	89	$	209	$	187
State		25		39		55
Foreign		110		150		60
Total current		224		398		302
Deferred:						
Federal		24		(44)		(125)
State		6		(3)		(27)
Foreign		23		(559)		8
Total deferred		53		(606)		(144)
Provision (benefit) for income taxes	$	277	$	(208)	$	158

During the second quarter of fiscal 2023, we completed an intra-entity asset transfer of certain IP to our international headquarters (the "IP Transfer"). The transaction resulted in a step-up of tax-deductible basis in the transferred assets, and accordingly, created a temporary difference where the tax basis exceeded the financial statement basis of such intangible assets, which resulted in the recognition of a discrete tax benefit and related deferred tax asset of $524 million during the second quarter of fiscal 2023. Management applied significant judgment when determining the fair value of the IP, which serves as the tax basis of the deferred tax asset. With the assistance of third-party valuation specialists, the fair value of the IP was determined principally based on the present value of projected cash flows related to the IP which reflects management's assumptions regarding projected revenues, earnings before interest and taxes, and a discount rate. The tax-deductible amortization related to the transferred IP rights will be recognized in future periods and any amortization that is unused in a particular year can be carried forward indefinitely. The deferred tax asset and the tax benefit were measured based on the enacted tax rates expected to apply in the years the asset is expected to be realized. We expect to realize the deferred tax asset resulting from the IP Transfer and will assess the realizability of the deferred tax asset quarterly.

In September 2010, the Danish Tax Authorities issued a decision concluding that distributions declared in 2005 and 2006 by our Danish subsidiary were subject to Danish at-source dividend withholding tax. We did not believe that our Danish subsidiary was liable for such withholding tax and filed an appeal with the Danish Tax Tribunal, which issued a ruling in favor of NetApp in December 2011. However, following escalations within the Danish judicial system over the course of numerous years, on January 9, 2023, the Danish Supreme Court ruled the 2005 dividend was subject to withholding tax while the smaller 2006 distribution would not be subject to withholding tax. The Danish Supreme Court ruling on the distributions declared in 2005 and 2006 is non-appealable. During fiscal 2023, we recorded $69 million of discrete tax expense, which includes $23 million of withholding tax and $46 million of interest.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate as follows (in millions):

	Year Ended					
	April 26, 2024		**April 28, 2023**		**April 29, 2022**	
Tax computed at federal statutory rate	$	265	$	224	$	230
State income taxes, net of federal benefit		22		24		15
Foreign earnings in lower tax jurisdictions		(40)		(43)		(46)
Stock-based compensation		12		25		(8)
Research and development credits		(22)		(24)		(18)
Benefit for foreign derived intangible income		—		—		(49)
Global minimum tax on intangible income		46		61		1
Transition tax and related reserves		—		—		1
Tax charges (benefits) from integration of acquired companies		4		(27)		23
Tax benefit due to IP Transfer		—		(524)		—
Resolution of income tax matters [1]		(4)		71		(3)
Other		(6)		5		12
Provision (benefit) for income taxes	$	277	$	(208)	$	158

(1) During fiscal 2024, we recognized a tax benefit related to the lapse of statute of limitations for certain issues in our fiscal 2020 U.S. tax returns. During fiscal 2023, we recognized tax expense related to a Danish Supreme Court decision related to

withholding tax on a 2005 distribution as well as tax expense related to the currently in progress IRS audit of our fiscal 2018 and 2019 U.S. tax returns. During fiscal 2022, we recognized a tax benefit related to the lapse of statute of limitations for certain issues in our fiscal 2012 and 2013 state income tax returns.

The components of our deferred tax assets and liabilities are as follows (in millions):

	April 26, 2024	April 28, 2023
Deferred tax assets:		
Reserves and accruals	$ 126	$ 189
Net operating loss and credit carryforwards	129	124
Stock-based compensation	25	23
Deferred revenue and financed unearned services revenue	252	264
Acquired intangibles	499	523
Capitalized research and development [1]	141	111
Other	12	10
Gross deferred tax assets	1,184	1,244
Valuation allowance	(121)	(113)
Deferred tax assets, net of valuation allowance	1,063	1,131
Deferred tax liabilities:		
Prepaids and accruals	90	94
Acquired intangibles	68	66
Property and equipment	36	50
Other	3	2
Total deferred tax liabilities	197	212
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$ 866	$ 919

(1) As required under the Tax Cuts and Jobs Act of 2017, research and development expenditures are capitalized and amortized beginning in our fiscal 2023.

The valuation allowance increased by $8 million in fiscal 2024. The increase is mainly attributable to corresponding changes in deferred tax assets, primarily certain state tax credit carryforwards.

As of April 26, 2024, we have federal net operating loss carryforwards of approximately $10 million. In addition, we have gross state net operating loss and tax credit carryforwards of $9 million and $143 million, respectively. The majority of the state credit carryforwards are California research credits which are offset by a valuation allowance as we believe it is more likely than not that these credits will not be utilized. We also have $1 million of foreign net operating losses and $31 million of foreign tax credit carryforwards of which the majority were generated by our Dutch subsidiary and are fully offset by a valuation allowance. Certain acquired net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code Section 382, but are expected to be realized with the exception of those which have a valuation allowance. The state and foreign net operating loss carryforwards and credits will expire in various years from fiscal 2025 through 2042. The federal net operating loss carryforwards, the California research credit, and the Dutch foreign tax credit carryforwards do not expire.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Balance at beginning of period	$ 222	$ 220	$ 221
Additions based on tax positions related to the current year	7	9	11
Additions for tax positions of prior years	—	1	—
Decreases for tax positions of prior years	(2)	(5)	(2)
Settlements	(7)	(3)	(10)
Balance at end of period	$ 220	$ 222	$ 220

As of April 26, 2024, we had $220 million of gross unrecognized tax benefits, of which $153 million has been recorded in other long-term liabilities. Unrecognized tax benefits of $154 million, including penalties, interest and indirect benefits, would affect our provision for income taxes if recognized.

We recognized expense for increases to accrued interest and penalties related to unrecognized tax benefits in the income tax provision of approximately $11 million, $7 million and $4 million, respectively, in fiscal 2024, fiscal 2023 and fiscal 2022. Accrued interest and penalties of $33 million and $22 million were recorded in the consolidated balance sheets as of April 26, 2024 and April 28, 2023, respectively.

The Organisation for Economic Co-operation and Development ("OECD") recently enacted model rules for a new global minimum tax framework known as Pillar Two. These rules have been agreed to by most OECD members. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of Pillar Two rules. On February 1, 2023, the FASB indicated that they believe taxes imposed under Pillar Two is an alternative minimum tax. Accordingly, deferred tax assets and liabilities associated with the minimum tax would not be recognized or adjusted for the estimated future effects of the minimum tax but would be recognized in the period incurred. We will be subject to Pillar Two rules starting in our fiscal year 2025. We do not currently expect Pillar Two taxes to have a significant impact on our financial statements, particularly due to the safe harbor relief during the transition period, but we are still closely monitoring developments.

Any OECD actions adopted internationally could impact our financial results in future periods.

The tax years that remain subject to examination for our major tax jurisdictions are shown below:

Fiscal Years Subject to Examination for Major Tax Jurisdictions at April 26, 2024

2018 — 2024	United States — federal income tax
2018 — 2024	United States — state and local income tax
2020 — 2024	Australia
2018 — 2024	Germany
2007 — 2024	India
2018 — 2024	The Netherlands
2017 — 2024	Canada
2020 — 2024	Japan
2014 — 2024	Hong Kong
2022 — 2024	United Kingdom
2021 — 2024	France
2022 — 2024	Ireland

We are currently undergoing various income tax audits in the U.S. and audits in several foreign tax jurisdictions. Transfer pricing calculations are key topics under these audits and are often subject to dispute and appeals.

We continue to monitor the progress of ongoing discussions with tax authorities and the impact, if any, of the expected expiration of the statute of limitations in various taxing jurisdictions. We engage in continuous discussion and negotiation with taxing authorities regarding tax matters in multiple jurisdictions. We believe that within the next 12 months, it is reasonably possible that either certain audits will conclude, certain statutes of limitations will lapse, or both. As a result of uncertainties regarding tax audits and their possible outcomes, an estimate of the range of possible impacts to unrecognized tax benefits in the next twelve months cannot be made at this time.

As of April 26, 2024, we continue to record a deferred tax liability related to state taxes on unremitted earnings of certain foreign entities. We estimate the unrecognized deferred tax liability related to the earnings we expect to be indefinitely reinvested to be immaterial. We will continue to monitor our plans to indefinitely reinvest undistributed earnings of foreign subsidiaries and will assess the related unrecognized deferred tax liability considering our ongoing projected global cash requirements, tax consequences associated with repatriation and any U.S. or foreign government programs designed to influence remittances.

14. Net Income per Share

The following is a calculation of basic and diluted net income per share (in millions, except per share amounts):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Numerator:			
Net income	$ 986	$ 1,274	$ 937
Denominator:			
Shares used in basic computation	208	217	223
Dilutive impact of employee equity award plans	5	3	6
Shares used in diluted computation	213	220	229
Net Income per Share:			
Basic	$ 4.74	$ 5.87	$ 4.20
Diluted	$ 4.63	$ 5.79	$ 4.09

Two million and six million shares from outstanding employee equity awards were excluded from the diluted net income per share calculations for fiscal 2024 and fiscal 2023, respectively, as their inclusion would have been anti-dilutive. No potential shares from outstanding employee equity awards were excluded from the diluted net income per share calculation for fiscal 2022.

15. Segment, Geographic, and Significant Customer Information

Our operations are organized into two segments: Hybrid Cloud and Public Cloud. The two segments are based on the information reviewed by our Chief Operating Decision Maker (CODM), who is the Chief Executive Officer, to evaluate results and allocate resources. The CODM measures performance of each segment based on segment revenue and segment gross profit. We do not allocate to our segments certain cost of revenues which we manage at the corporate level. These unallocated costs include stock-based compensation and amortization of intangible assets. We do not allocate assets to our segments.

Hybrid Cloud offers a unified data storage portfolio of storage management and infrastructure solutions that help customers modernize their data centers. This portfolio supports structured and unstructured data with unified storage optimized for flash, disk, and cloud storage to handle data-intensive workloads and applications. Hybrid Cloud is composed of software, hardware, and related support, as well as professional and other services.

Public Cloud offers a portfolio of products delivered primarily as-a-service, including related support. This portfolio includes cloud storage and CloudOps services. Public Cloud includes certain reseller arrangements in which the timing of our consideration follows the end user consumption of the reseller services.

Segment Revenues and Gross Profit

Financial information by segment is as follows (in millions, except percentages):

	Year Ended April 26, 2024		
	Hybrid Cloud	Public Cloud	Consolidated
Product revenues	$ 2,849	$ —	$ 2,849
Support revenues	2,488	—	2,488
Professional and other services revenues	320	—	320
Public cloud revenues	—	611	611
Net revenues	5,657	611	6,268
Cost of product revenues	1,131	—	1,131
Cost of support revenues	195	—	195
Cost of professional and other services revenues	243	—	243
Cost of public cloud revenues	—	203	203
Segment cost of revenues	1,569	203	1,772
Segment gross profit	$ 4,088	$ 408	$ 4,496
Segment gross margin	72.3%	66.8%	71.7%
Unallocated cost of revenues[1]			63
Total gross profit			$ 4,433
Total gross margin			70.7%

[1] Unallocated cost of revenues are composed of $29 million of stock-based compensation expense and $34 million of amortization of intangible assets.

	Year Ended April 28, 2023				
	Hybrid Cloud		Public Cloud		Consolidated
Product revenues	$	3,049	$	—	$ 3,049
Support revenues		2,419		—	2,419
Professional and other services revenues		319		—	319
Public cloud revenues		—		575	575
Net revenues		5,787		575	6,362
Cost of product revenues		1,511		—	1,511
Cost of support revenues		181		—	181
Cost of professional and other services revenues		211		—	211
Cost of public cloud revenues		—		184	184
Segment cost of revenues		1,903		184	2,087
Segment gross profit	$	3,884	$	391	$ 4,275
Segment gross margin		67.1%		68.0%	67.2%
Unallocated cost of revenues[1]					66
Total gross profit					$ 4,209
Total gross margin					66.2%

[1] Unallocated cost of revenues are composed of $24 million of stock-based compensation expense and $42 million of amortization of intangible assets.

	Year Ended April 29, 2022				
	Hybrid Cloud		Public Cloud		Consolidated
Product revenues	$	3,284	$	—	$ 3,284
Support revenues		2,344		—	2,344
Professional and other services revenues		294		—	294
Public cloud revenues		—		396	396
Net revenues		5,922		396	6,318
Cost of product revenues		1,541		—	1,541
Cost of support revenues		184		—	184
Cost of professional and other services revenues		205		—	205
Cost of public cloud revenues		—		118	118
Segment cost of revenues		1,930		118	2,048
Segment gross profit	$	3,992	$	278	$ 4,270
Segment gross margin		67.4%		70.2%	67.6%
Unallocated cost of revenues[1]					50
Total gross profit					$ 4,220
Total gross margin					66.8%

[1] Unallocated cost of revenues are composed of $17 million of stock-based compensation expense and $33 million of amortization of intangible assets.

Geographical Revenues and Certain Assets

Revenues summarized by geographic region are as follows (in millions):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
United States, Canada and Latin America (Americas)	$ 3,193	$ 3,237	$ 3,343
Europe, Middle East and Africa (EMEA)	2,104	2,148	2,003
Asia Pacific (APAC)	971	977	972
Net revenues	$ 6,268	$ 6,362	$ 6,318

Effective in the first quarter of fiscal 2024, management began evaluating revenues by geographic region based on the location to which products and services are delivered, rather than based on the location from which the customer relationship is managed. Prior year numbers have been recast to conform to the current year presentation.

Americas revenues consist of sales to Americas commercial and U.S. public sector markets. Sales to customers inside the U.S. were $2,952 million, $3,007 million and $3,095 million during fiscal 2024, 2023 and 2022, respectively.

The majority of our assets, excluding cash, cash equivalents, short-term investments and accounts receivable, were attributable to our domestic operations. The following table presents cash, cash equivalents and short-term investments held in the U.S. and internationally in various foreign subsidiaries (in millions):

	April 26, 2024	April 28, 2023
U.S.	$ 1,142	$ 887
International	2,110	2,183
Total	$ 3,252	$ 3,070

With the exception of property and equipment, we do not identify or allocate our long-lived assets by geographic area. The following table presents property and equipment information for geographic areas based on the physical location of the assets (in millions):

	April 26, 2024	April 28, 2023
U.S.	$ 378	$ 413
International	226	237
Total	$ 604	$ 650

Significant Customers

The following customers, each of which is a distributor, accounted for 10% or more of our net revenues:

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
Arrow Electronics, Inc.	22%	24%	24%
TD Synnex Corporation (previously presented as Tech Data Corporation)	22%	21%	21%

The following customers accounted for 10% or more of accounts receivable:

	April 26, 2024	April 28, 2023
Arrow Electronics, Inc.	10%	15%
TD Synnex Corporation (previously presented as Tech Data Corporation)	26%	19%

16. Employee Benefits and Deferred Compensation

Employee 401(k) Plan

Our 401(k) Plan is a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating U.S. employees may defer a portion of their pre-tax earnings, up to the IRS annual contribution limit. We match 100% of the first 2% of eligible earnings an employee contributes to the 401(k) Plan, and then match 50% of the next 4% of eligible earnings an employee contributes. An employee receives the full 4% match when he/she contributes at least 6% of his/her eligible earnings, up to a maximum calendar year matching contribution of $6,000. Our employer matching contributions to the 401(k) Plan were as follows (in millions):

	Year Ended		
	April 26, 2024	April 28, 2023	April 29, 2022
401(k) matching contributions	$ 29	$ 33	$ 31

Deferred Compensation Plan

We have a non-qualified deferred compensation plan that allows a group of employees within the U.S. to contribute base salary and commissions or incentive compensation on a tax deferred basis in excess of the IRS limits imposed on 401(k) plans. The marketable securities related to these investments are held in a Rabbi Trust. The related deferred compensation plan assets and liabilities under the non-qualified deferred compensation plan were as follows (in millions):

	April 26, 2024	April 28, 2023
Deferred compensation plan assets	$ 38	$ 36
Deferred compensation liabilities reported as:		
Accrued expenses	$ 6	$ 7
Other long-term liabilities	$ 32	$ 29

Defined Benefit Plans

We maintain various defined benefit plans to provide termination and postretirement benefits to certain eligible employees outside of the U.S. We also provide disability benefits to certain eligible employees in the U.S. Eligibility is determined based on the terms of our plans and local statutory requirements.

The funded status of our defined benefit plans, which is recognized in other long-term liabilities in our consolidated balance sheets, was as follows (in millions):

	April 26, 2024	April 28, 2023
Fair value of plan assets	$ 55	$ 44
Benefit obligations	(91)	(75)
Unfunded obligations	$ (36)	$ (31)

17. Commitments and Contingencies

Purchase Orders and Other Commitments

In the ordinary course of business, we make commitments to third-party contract manufacturers and component suppliers to manage manufacturer lead times and meet product forecasts, and to other parties, to purchase various key components used in the manufacture of our products. A significant portion of our reported purchase commitments arising from these agreements consist of firm, non-cancelable, and unconditional commitments. As of April 26, 2024, we had $0.5 billion in non-cancelable purchase commitments for inventory. We record a liability for firm, non-cancelable and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. As of April 26, 2024 and April 28, 2023, such liability amounted to $20 million and $15 million, respectively, and is included in accrued expenses in our consolidated balance sheets. To the extent that such forecasts are not achieved, our commitments and associated accruals may change.

In addition to inventory commitments with contract manufacturers and component suppliers, we have open purchase orders and contractual obligations associated with our ordinary course of business for which we have not yet received goods or services. As of April 26, 2024, we had $0.3 billion in other purchase obligations.

Of the total $0.8 billion in purchase commitments, $0.6 billion is due in fiscal 2025, with the remainder due thereafter.

Financing Guarantees

While most of our arrangements for sales include short-term payment terms, from time to time we provide long-term financing to creditworthy customers. We have generally sold receivables financed through these arrangements on a non-recourse basis to third party financing institutions within 10 days of the contracts' dates of execution, and we classify the proceeds from these sales as cash flows from operating activities in our consolidated statements of cash flows. We account for the sales of these receivables as "true sales" as defined in the accounting standards on transfers of financial assets, as we are considered to have surrendered control of these financing receivables. Provided all other revenue recognition criteria have been met, we recognize product revenues for these arrangements, net of any payment discounts from financing transactions, upon product acceptance. We sold $67 million, $38 million and $59 million of receivables during fiscal 2024, 2023 and 2022, respectively.

In addition, we enter into arrangements with leasing companies for the sale of our hardware systems products. These leasing companies, in turn, lease our products to end-users. The leasing companies generally have no recourse to us in the event of default by the end-user and we recognize revenue upon delivery to the end-user customer, if all other revenue recognition criteria have been met.

Some of the leasing arrangements described above have been financed on a recourse basis through third-party financing institutions. Under the terms of recourse leases, which are generally three years or less, we remain liable for the aggregate unpaid remaining lease payments to the third-party leasing companies in the event of end-user customer default. These arrangements are generally collateralized by a security interest in the underlying assets. Where we provide a guarantee for recourse leases and collectability is probable, we account for these transactions as sales type leases. If collectability is not probable, the cash received is recorded as a deposit liability and revenue is deferred until the arrangement is deemed collectible. For leases that we are not a party to, other than providing recourse, we recognize revenue when control is transferred. As of April 26, 2024 and April 28, 2023, the aggregate amount by which such contingencies exceeded the associated liabilities was not significant. To date, we have not experienced significant losses under our lease financing programs or other financing arrangements.

We have entered into service contracts with certain of our end-user customers that are supported by third-party financing arrangements. If a service contract is terminated as a result of our non-performance under the contract or our failure to comply with the terms of the financing arrangement, we could, under certain circumstances, be required to acquire certain assets related to the service contract or to pay the aggregate unpaid financing payments under such arrangements. As of April 26, 2024, we have not been required to make any payments under these arrangements, and we believe the likelihood of having to acquire a material amount of assets or make payments under these arrangements is remote. The portion of the financial arrangement that represents unearned services revenue is included in deferred revenue and financed unearned services revenue in our consolidated balance sheets.

Legal Contingencies

When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency.

We are subject to various legal proceedings and claims that arise in the normal course of business. We may, from time to time, receive claims that we are infringing third parties' intellectual property rights, including claims for alleged patent infringement brought by non-practicing entities. We are currently involved in patent litigation brought by non-practicing entities and other third parties. We believe we have strong arguments that our products do not infringe and/or the asserted patents are invalid, and we intend to vigorously defend against the plaintiffs' claims. However, there is no guarantee that we will prevail at trial and if a jury were to find that our products infringe, we could be required to pay significant monetary damages, and may cause product shipment delays or stoppages, require us to redesign our products, or require us to enter into royalty or licensing agreements.

Although management at present believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, results of operations, cash flows, or overall trends, legal proceedings are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could include significant monetary damages. In addition, in matters for which injunctive relief or other conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways or requiring other remedies. An unfavorable outcome may result in a material adverse impact on our business, results of operations, financial position, cash flows and overall trends. No material accrual has been recorded as of April 26, 2024 related to such matters.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of NetApp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NetApp, Inc. and subsidiaries (the "Company") as of April 26, 2024, and April 28, 2023, the related consolidated statements of income, comprehensive income, cash flows, and stockholders' equity, for each of the three years in the period ended April 26, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 26, 2024, and April 28, 2023, and the results of its operations and its cash flows for each of the three years in the period ended April 26, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 26, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 10, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue — Refer to Notes 1, 6, and 15 to the Financial Statements

Critical Audit Matter Description

The Company's contracts with customers often include the transfer of multiple products and services to the customer, such as hardware systems, software licenses, software support, hardware support, public cloud services and other services. Pursuant to accounting principles generally accepted in the United States of America, the Company is required to evaluate whether each performance obligation represents goods and services that are distinct for purposes of determining the amount and timing of revenue recognition. A good or service is distinct where the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Company, and is distinct in the context of the contract, where the transfer of the good or service is separately identifiable from other promises in the contract. The evaluation of performance obligations can require significant judgment in certain contracts and could change the amount of revenue recognized in a given period.

We identified the evaluation of performance obligations in certain contracts as a critical audit matter because of the significant judgment management makes in evaluating such contracts and the impact of such judgment on the amount of revenue recognized in a particular period. This required a high degree of auditor judgment and an increased extent of testing.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's evaluation of performance obligations for certain contracts included the following, among others:

- We tested the effectiveness of internal controls related to management's review of contracts to evaluate and determine distinct performance obligations.

- We evaluated management's significant accounting policies related to revenue recognition for reasonableness and compliance with generally accepted accounting principles.

- We selected a sample of certain contracts with customers and performed the following:

    o Obtained and read contract source documents, including master agreements, amendments, and other documents that were part of the contract.

    o Evaluated the terms and conditions in the contract source documents and evaluated the appropriateness of management's application of their accounting policies in the evaluation of performance obligations.

/s/ DELOITTE & TOUCHE LLP

Raleigh, North Carolina
June 10, 2024

We have served as the Company's auditor since 1995.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of NetApp, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of NetApp, Inc. and subsidiaries (the "Company") as of April 26, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 26, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended April 26, 2024, of the Company and our report dated June 10, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Raleigh, North Carolina
June 10, 2024

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures

The phrase "disclosure controls and procedures" refers to controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the Exchange Act), such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (SEC). Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our CEO and CFO, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of April 26, 2024, the end of the fiscal period covered by this Annual Report on Form 10-K (the Evaluation Date). Based on this evaluation, our CEO and CFO concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of April 26, 2024, our internal control over financial reporting was effective at the reasonable assurance level based on those criteria.

The effectiveness of our internal control over financial reporting as of April 26, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with our evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act that occurred during the fourth quarter of fiscal 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. **Other Information**

Insider Adoption or Termination of Trading Arrangements

On March 21, 2024, Cesar Cernuda, President of the Company, entered into a 10b5-1 trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) promulgated under the Exchange Act. The trading arrangement will expire on March 31, 2025, and may be terminated earlier in the limited circumstances defined in the trading arrangement. An aggregate of up to 88,000 shares may be sold pursuant to the trading arrangement.

On March 21, 2024, The Nevens Family 1997 Trust, a trust affiliated with T. Michael Nevens, Chair of the Board of Directors of the Company, entered into a 10b5-1 trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) promulgated under the Exchange Act. The trading arrangement will expire on June 18, 2025, and may be terminated earlier in the limited circumstances defined in the trading arrangement. An aggregate of up to 10,000 shares may be sold pursuant to the trading arrangement.

No other directors or executive officers of the Company adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement, (as defined in Item 408(c) of Regulation S-K) during the quarterly period covered by this report.

Form Equity Incentive Plan Agreements

On May 15, 2024, the Talent and Compensation Committee of the Board of Directors approved new forms of time-based restricted stock unit (RSU) and performance-based restricted stock unit (PBRSU) award agreements for all participants in the NetApp, Inc. 2021 Equity Incentive Plan, as amended (the "2021 Plan"), other than the members of the Board of Directors, to, among other things: eliminate the ability to settle awards in cash if there are not sufficient shares; provide that the performance period of PBRSUs, which vest based on total shareholder return, will commence on the date of grant; provide for full acceleration of RSUs in the event of death or disability; and provide for a number of clarifying and best practice changes.

The foregoing is a summary description of the material terms of the changes to the forms of RSU award agreements and forms of PBRSU award agreements, and is qualified in its entirety by the text of each of the forms, which are attached hereto as Exhibits 10.20, 10.21, 10.22, and 10.23 and incorporated herein by reference.

In addition, the Board of Directors amended all outstanding RSU awards under the 2021 Plan to provide for the same death and disability vesting benefits described above.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by Item 10 with respect to our executive officers is incorporated herein by reference from the information under Item 1 – Business of Part I of this Annual Report on Form 10-K under the section entitled "Information About Our Executive Officers." The information required by Item 10 with respect to the Company's directors and corporate governance is incorporated herein by reference from the information provided under the headings "Election of Directors" and "Corporate Governance," respectively, in the Proxy Statement for the 2024 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days of our year ended April 26, 2024. The information required by Item 405 of Regulation S-K is incorporated herein by reference from the information provided under the heading "Delinquent Section 16(a) Reports" in the Proxy Statement for the 2024 Annual Meeting of Stockholders, to the extent applicable.

We have adopted a written code of ethics that applies to our Board of Directors and all of our employees, including our principal executive officer and principal financial and accounting officer. A copy of the code of ethics, which we refer to as our "Code of Conduct," is available on our website at http://netapp.com/us/media/code-of-conduct.pdf. We will post any amendments to or waivers from the provisions of our Code of Conduct on our website.

We have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees and other covered persons that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

Information regarding the compensation of executive officers and directors of the Company is incorporated by reference from the information under the headings "Executive Compensation and Related Information" and "Director Compensation," respectively, in our Proxy Statement for the 2024 Annual Meeting of Stockholders (provided that the information under the heading "Pay Versus Performance" shall not be deemed to be incorporated by reference herein).

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information regarding security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference from the information under the heading "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions and director independence is incorporated by reference from the information under the headings "Corporate Governance" and "Certain Transactions with Related Parties" in our Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from the information under the caption "Audit Fees" in our Proxy Statement for the 2024 Annual Meeting of Stockholders.

With the exception of the information incorporated in Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K, NetApp's Proxy Statement is not deemed "filed" as part of this Annual Report on Form 10-K.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) Documents filed as part of this report

(1) All Financial Statements

See index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Form 10-K.

(3) Exhibits required by Item 601 of Regulation S-K

The information required by this Section (a)(3) of Item 15 is as follows:

Exhibit No	Description	Incorporation by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Certificate of Incorporation of the Company, as amended.	10-Q	000-27130	3.1	September 13, 2021
3.2	Bylaws of the Company.	8-K	000-27130	3.1	November 16, 2023
4.1	Indenture dated December 12, 2012, by and between the Company and U.S. Bank National Association.	8-K	000-27130	4.1	December 12, 2012
4.2	First Supplemental Indenture dated December 12, 2012, by and between the Company and U.S. Bank National Association.	8-K	000-27130	4.2	December 12, 2012
4.3	Second Supplemental Indenture dated June 5, 2014, by and between the Company and U.S. Bank National Association.	8-K	000-27130	4.1	June 5, 2014
4.4	Third Supplemental Indenture dated September 29, 2017 by and between the Company and U.S. Bank National Association.	8-K	000-27130	4.2	September 29, 2017
4.5	Fourth Supplemental Indenture, dated June 22, 2020, by and between NetApp, Inc. and U.S. Bank National Association.	8-K	000-27130	4.2	June 22, 2020
4.6	Description of Capital Stock of the Company.	—	—	—	—
10.1*	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers.	8-K	000-27130	10.1	May 31, 2023
10.2*	Form of Change of Control Severance Agreement.	8-K	000-27130	10.1	May 22, 2019
10.3*	The Company's Amended and Restated Executive Compensation Plan, as amended effective June 20, 2018.	10-Q	000-27130	10.1	August 21, 2018
10.4*	The Company's Deferred Compensation Plan.	8-K	000-27130	2.1	July 7, 2005
10.5*	The Company's Employee Stock Purchase Plan, as amended effective September 13, 2023.	8-K	000-27130	10.1	September 14, 2023
10.6*	The Company's Amended and Restated 1999 Stock Option Plan, as amended effective July 19, 2018.	DEF 14A	000-27130	Appendix A	August 1, 2018

10.7*	Form of Restricted Stock Unit Agreement (Employees) approved for use under the Company's 1999 Stock option Plan, effective June 2019.	10-K	000-27130	10.14	June 15, 2020
10.8*	Form of Restricted Stock Unit Agreement approved for use under the Company's amended and restated 1999 Stock Option Plan (Non-Employees Directors).	10-K	000-27130	10.17	June 18, 2010
10.9*	Form of Restricted Stock Unit Agreement (Non-Employee Directors) approved for use under the Company's 1999 Stock Option Plan.	10-Q	000-27130	10.2	February 11, 2019
10.10*	Form of Restricted Stock Unit Agreement (Non-Employee Directors) approved for use under the Company's 1999 Stock Option Plan, effective June 2019.	10-K	000-27130	10.19	June 15, 2020
10.11*	Form of Restricted Stock Unit Agreement (Performance-Based) Total Stockholder Return approved for use under the Company's 1999 Stock Option Plan, effective June 2019.	10-K	000-27130	10.23	June 15, 2020
10.12*	Spotinst Inc. 2016 Equity Incentive Plan.	S-8	333-248480	99.1	August 28, 2020
10.13*	The Company's 2021 Equity Incentive Plan, effective September 13, 2023.	8-K	000-27130	10.2	September 14, 2023

10.14*	Form of Restricted Stock Unit Agreement approved for use under the Company's 2021 Equity Incentive Plan (Employee), effective September 10, 2021.	10-Q	000-27130	10.1	December 2, 2021
10.15*	Form of Restricted Stock Unit Agreement approved for use under the Company's 2021 Equity Incentive Plan (Senior Executive), effective September 10, 2021.	10-Q	000-27130	10.2	December 2, 2021
10.16*	Form of Restricted Stock Unit Agreement (Performance Based) under the Company's 2021 Equity Incentive Plan, effective September 10, 2021.	10-Q	000-27130	10.3	December 2, 2021
10.17*	Form of Restricted Stock Unit Agreement approved for use under the Company's 2021 Equity Incentive Plan (Non-Employee Director), effective November 1, 2021.	10-Q	000-27130	10.1	March 2, 2022
10.18*	Form of Restricted Stock Unit Agreement (Performance-Based) - Billings approved for use under the Company's 2021 Equity Incentive Plan, Effective July 1, 2022.	10-K	000-27130	10.27	June 14, 2023
10.19*	Form of Restricted Stock Unit Agreement (Performance-Based) - Total Shareholder Return approved for use under the Company's 2021 Equity Incentive Plan, effective July 1, 2022.	10-K	000-27130	10.28	June 14, 2023
10.20*	Form of Restricted Stock Unit Agreement approved for use under the Company's 2021 Equity Incentive Plan (Senior Executive), effective May 15, 2024.	—	—	—	—
10.21*	Form of Restricted Stock Unit Agreement approved for use under the Company's 2021 Equity Incentive Plan (VP and Below), effective May 15, 2024.	—	—	—	—
10.22*	Form of Restricted Stock Unit Agreement (Performance-Based) - Billings under the Company's 2021 Equity Incentive Plan, effective May 15, 2024.	—	—	—	—
10.23*	Form of Restricted Stock Unit Agreement (Performance-Based) - Total Shareholder Return under the Company's 2021 Equity Incentive Plan, effective May 15, 2024.	—	—	—	—
10.24*	Cognigo Research Ltd. Amended and Restated Global Share Incentive Plan (2016).	S-8	333-232187	99.1	June 18, 2019
10.25*	CloudCheckr Inc. Amended and Restated 2017 Stock Option and Grant Plan.	S-8	333-261465	99.1	December 2, 2021
10.26*	Outside Director Compensation Policy, as amended effective September 13, 2023.	10-Q	000-27130	10.3	August 29, 2023

10.27*	Amended and Restated Instaclustr US Holding, Inc. 2018 Stock Option Plan	S-8	333-265648	99.1	June 16, 2022
10.28	Amended and Restated Credit Agreement, dated as of January 22, 2021, by and among the NetApp, Inc, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent.	8-K	000-27130	10.1	January 22, 2021
10.29	Amendment No.1 to Amended and Restated Credit Agreement, dated as of November 17, 2021, by and among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent.	10-Q	000-27130	10.3	March 2, 2022
10.30	Amendment No.2 to Amended and Restated Credit Agreement, dated as of May 3, 2023, by and among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent.	10-K	000-27130	10.32	June 14, 2023
10.31	Form of Dealer Agreement between the Company, as issuer, and each Dealer.	8-K	000-27130	10.2	December 12, 2016
10.32	Offer Letter for employment at the Company to César Cernuda, date March 23, 2020.	10-K	000-27130	10.58	June 15, 2020
10.33	Senior Executive Employment Contract by and between NetApp Sales Spain S.L., a subsidiary of the Company, and Cesar Cernuda, effective January 1, 2021	10-Q	000-27130	10.1	January 29, 2021
10.34	Offer Letter for employment at the Company to Michael J. Berry, dated January 30, 2020.	10-Q	000-27130	10.1	August 28, 2020
10.35	Underwriting Agreement, dated June 17, 2020, by and among the Company, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC.	8-K	000-27130	1.1	June 17, 2020
19.1	Insider Trading Policies and Procedures of the Company.	—	—	—	—
21.1	Subsidiaries of the Company.	—	—	—	—
23.1	Consent of Independent Registered Public Accounting Firm.	—	—	—	—
24.1	Power of Attorney (see signature page).	—	—	—	—

31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.	—		—		—	—
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.	—		—		—	—
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.	—		—		—	—
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.	—		—		—	—
97.1	Compensation Recovery Policy of the Company.	—		—		—	—
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	—		—		—	—
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Document	—		—		—	—
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)						

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*   Identifies management plan or compensatory plan or arrangement.

(p)   Identifies paper format filed exhibit.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETAPP, INC.

By: /s/ GEORGE KURIAN
George Kurian
Chief Executive Officer and Director
(Principal Executive Officer and Principal
Operating Officer)

Date: June 10, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George Kurian and Michael J. Berry, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE KURIAN George Kurian	Chief Executive Officer and Director (Principal Executive Officer and Principal Operating Officer)	June 10, 2024
/s/ MICHAEL J. BERRY Michael J. Berry	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 10, 2024
/s/ DANIEL DE LORENZO Daniel De Lorenzo	Vice President and Chief Accounting Officer (Principal Accounting Officer)	June 10, 2024
/s/ T. MICHAEL NEVENS T. Michael Nevens	Chairman of the Board	June 10, 2024
/s/ DEEPAK AHUJA Deepak Ahuja	Director	June 10, 2024
/s/ ANDERS GUSTAFSSON Anders Gustafsson	Director	June 10, 2024
/s/ GERALD HELD Gerald Held	Director	June 10, 2024
/s/ KATHRYN M. HILL Kathryn M. Hill	Director	June 10, 2024
/s/ DEBORAH KERR Deborah Kerr	Director	June 10, 2024
/s/ CARRIE PALIN Carrie Palin	Director	June 10, 2024
/s/ SCOTT SCHENKEL Scott Schenkel	Director	June 10, 2024

| /s/ GEORGE T. SHAHEEN | Director | June 10, 2024 |
| George T. Shaheen | | |